Draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on June 25, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SunHo BioTech Group Ltd

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	4953	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3 Kim Chuan Lane #02-01

Singapore 537069

+65 6274 8606

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1-800-221-0102]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +852-3923-1111	Shane Wu, Esq. Ross D. Carmel, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Tel: +1 (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [*], 2025

SunHo BioTech Group Ltd

[__________] Class A Ordinary Shares

This is the initial public offering of SunHo BioTech Group Ltd. Prior to this offering, there has been no public market for our Class A Ordinary Shares. We are offering [________] of our Class A Ordinary Shares, par value $[0.0001], assuming an initial public offering price of $[___] per share (which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus). It is currently estimated that the initial public offering price per share will be between $[___] and $[___]. We intend to list our Class A Ordinary Shares on the NYSE American under the symbol “[____].” The closing of this offering is conditioned upon NYSE American’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on NYSE American.

Immediately after this offering, assuming an offering size as set forth above, [Eng Tong Sim] will hold 100% of our outstanding Class B Ordinary Shares, which represents approximately [*]% of the total voting power (or approximately [*]% of the total voting power if the underwriter’s option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” as defined by the NYSE American Company Guide. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemptions under the NYSE American Company Guide, we could elect to rely on the exemptions after we complete this offering. See section titled “Prospectus Summary—Implications of Being a Controlled Company”.]

Immediately prior to the completion of this offering, we will have a dual class ordinary share structure. Our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares will have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty five votes per share, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances. Upon the transfer of any Class B Ordinary Share by a holder thereof to any person other than an affiliate of the holder or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not an affiliate of such holder, such Class B Ordinary Share will be automatically and immediately converted into one Class A Ordinary Share. See “Description of Share Capital—Ordinary Shares” for more details regarding our Class A Ordinary Shares and Class B Ordinary Shares.

Investing in the Class A Ordinary Shares involves a high degree of risk. See section titled “Risk Factors” beginning on page 13 of this prospectus.

We are a “controlled company,” as well as an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary—Implications of Being a Controlled Company” and “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER CLASS A ORDINARY SHARE	TOTAL
Initial public offering price(1)	$	$
Underwriting discounts and commissions(2)(3)	$	$
Proceeds, before expenses, to us(4)	$	$

(1)	Based on an assumed initial public offering price of $[__] per share, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus.

(2)	Represents underwriting discounts equal to 7% per Class A Ordinary Share purchased by investors introduced by the underwriters.

(3)	Assumes no exercise of the underwriters’ option to purchase additional Class A Ordinary Shares.

(4)	The total estimated expenses related to this offering are set forth in the section entitled “Underwriting — Underwriting Discounts and Expense Reimbursement” on page 125.

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Class A Ordinary Shares if any such shares are taken. We have granted the underwriter an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our Class A Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriter expects to deliver the Class A Ordinary Shares to purchasers against payment on             , 2025.

US Tiger Securities, Inc.

The date of this prospectus is              , 2025

The definitions of certain capitalized terms used in this prospectus can be found in the section titled “Prospectus Summary—Conventions Which Apply to this Prospectus” beginning on page 8 of this prospectus.

For investors outside the United States: neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, or on any free writing prospectus, that we have authorized for use in connection with this offering. Neither we nor the underwriter have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriter take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriter are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of the Class A Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A Ordinary Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” “Biomax,” “our Group” or the “Company” refer to SunHo BioTech Group Ltd together with its subsidiaries.

Our Business

Overview

 We are a Singapore-based high-tech bioscience company, established in 2009, dedicated to transforming waste management and sustainable agriculture through groundbreaking scientific innovation. Our origins trace back to the 1990s, when our founder and Chief Executive Officer, Mr. Eng Tong Sim, observed the mounting global crisis of food waste during his travels and resolved to address it with a pioneering solution. Partnering with Dr. Chum Mok Puah, a renowned biotechnology expert, they embarked on five years of rigorous research and development, blending their expertise to create our flagship innovation: the patented Rapid Thermophilic Digestion System (the “RTD System”). This milestone marked the birth of Biomax, a company rooted in a vision to harness bioscience for environmental and agricultural advancement.

Our core competitive edge stems from our deep commitment to high-tech bioscience, integrating advanced microbiology, biochemistry, and precision engineering to craft proprietary, patented technologies—the cornerstone of our value proposition. At the heart of our operations is the RTD System, realized through our Biomax Digester, an aerobic digestion platform that embodies years of research into microbial kinetics and thermophilic processes. Patented by our founders, this system rapidly converts organic waste into 100% organic fertilizer within just 24 hours—a feat that outstrips conventional waste processing methods reliant on months-long decomposition. Driving this efficiency is our patented BM1 enzymes, a meticulously engineered microbial consortium developed through sophisticated bioscience techniques. This naturally derived blend of microorganisms thrives in the Biomax Digester’s controlled, oxygen-rich, high-temperature environment, breaking down complex organic compounds into simpler, nutrient-rich matter with exceptional speed and precision. The Biomax Digester itself, an automated and enclosed high-tech apparatus, optimizes this process by maintaining ideal conditions—continuous stirring, durability, and minimal maintenance—ensuring consistent, high-quality output free of odors, pathogens, and harmful by-products.

Our technology addresses a critical need for businesses across multiple industries seeking sustainable waste disposal solutions. The RTD System is versatile, processing a wide range of organic waste streams, including agricultural wastes (e.g., sugarcane, palm oil, grain husks, fruit pulp), animal wastes (e.g., animal manure, slaughterhouse by-products, egg processing waste such as eggshell waste), municipal wastes (e.g., food waste, and horticulture waste), and sludge (e.g., wastewater sludge, sewage sludge and biogas sludge). By converting these waste materials into high-quality organic fertilizer, Biomax not only mitigates environmental pollution but also supports sustainable agricultural practices, delivering a dual benefit to both the planet and our customers.

Our patented bioscience technologies—the RTD System and BM1 enzymes—represent the pinnacle of our high-tech bioscience approach, seamlessly merging biological innovation with technological prowess to deliver unparalleled scalability, efficiency, and environmental impact. By transforming organic waste into a valuable resource, we empower municipalities, businesses, and farmers to address waste challenges sustainably while enhancing agricultural productivity. This focus on patented, science-driven solutions positions us as a potential leader in the global shift toward a circular economy, where waste becomes a cornerstone of ecological and economic value.

Currently, our primary revenue generation centers around the commercialized RTD System, which includes the Biomax Digester and the essential BM1 enzyme. We have sold our RTD System directly to customers in countries such as Singapore, Malaysia, China, Cambodia, Thailand, and through exclusive distributors in Australia, New Zealand and United States. We are also actively pursuing sales opportunities in new markets, including Saudi Arabia, Europe, Hong Kong, and Macau. Our recurring revenue is driven by the exclusive sale of the BM1 enzyme to owners of our RTD system, creating a continuous link to our core technology. RTD System owners are contractually obligated to purchase the BM1 enzyme directly from us.

In addition to our main RTD System, we also produce and distribute organic fertilizers and related organic products, such as potting soils, plant supplements, and bio-insecticides. While these currently represent a smaller portion of our sales, we are actively working to expand this segment significantly in the coming years. These products are currently available through direct sales to nurseries, farmers, and garden centers, as well as via online platforms, primarily within local markets in Singapore.

We have been devoting a substantial amount of our resources to continued investment in product development, commercialization efforts and the enhancement of sales and marketing capabilities. We have incurred recurring losses and negative cash flow from operations. For the years ended December 31, 2024, the Company reported net losses of S$2,770,705 (2023: S$4,958,407) and negative operating cash flows of S$3,235,902 in 2024 (2023: S$1,897,597). Also, substantial doubt exists about our ability to continue as a going concern. Our auditors cited our recurring losses, an accumulated deficit of S$45,525,641 and our negative cash flows from operations as factors that may limit our ability to meet obligations over the next twelve months from the date our financial statements are issued. To address this, the Company plans to fund operations through new loans, shareholder advances, and distributor order payments, aiming for self-sustaining cash flow by 2026. However, there can be no assurance that we will successfully execute these strategies or secure the necessary capital on favorable terms, if at all. See “Risk Factors – Our ability to continue as a going concern depends in part on improving our operating and financing conditions.”

Our Corporate Vision and Mission

 Biomax was established in response to the pressing global challenges of environmental pollution and the ever-increasing volume of organic waste generated by modern society, leveraging our expertise as a high-tech bioscience company. Our mission is to provide transformative solutions through the power of advanced bioscience, embodied in our patented advanced aerobic RTD System, proprietary BM1 enzyme, and a suite of organic agricultural products. We are committed to empowering a diverse range of stakeholders—individuals, municipalities, businesses, and farmers—with the tools to rapidly and effectively process organic waste into high-quality fertilizers.

Driven by a passion for bioscience innovation and a dedication to ecological responsibility, we aspire to redefine the landscape of waste management by harnessing innovative technology to convert organic waste into a cornerstone of sustainability. Our vision is to revolutionize the industry, creating a world where waste is no longer a burden but a resource that fuels enriches agricultural systems and mitigates environmental degradation. We aim to lead the charge in building a global circular economy, reducing landfill dependency, curbing greenhouse gas emissions, and promoting sustainable practices that benefit communities, businesses, and ecosystems alike. By setting new standards in efficiency and ecological impact, Biomax seeks to inspire a future where environmental stewardship and economic prosperity go hand in hand.

Our Competitive Strengths

Our main competitive strengths are as follows:

●	Our RTD System revolutionizes waste processing with its rapid and high-efficiency performance.

●	Our RTD System eliminates pathogen, reduces odor, and does not produce methane, contributing to environmental sustainability.

●	Our sustainability focus drives a circular economy that benefits both the environment and our clients.

●	Our scalable, tailored solutions deliver flexibility, precision and simplified outputs to meet diverse client needs.

●	Our seasoned management team ensures expert execution and dependable outcomes.

●	Our distribution networks in Australia, New Zealand and United States amplify our market presence and operational reach.

Our Business Strategies and Future Plans

Our business strategies and future plans focus on broadening our market reach, diversifying our customer base, and forging strategic alliances to amplify our impact on food waste reduction and environmental preservation.

●	Geographic market expansion – targeting high-potential regions to address unmet waste management needs.

●	Continuous R&D efforts to stay at the forefront of sustainability.

●	Diversifying our clientele to include sustainability-driven industries.

●	Forging strategic alliances to amplify our reach and capabilities globally.

Summary Risk Factors

Our prospectus should be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by similar companies. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in the section titled “Risk Factors.”

Risks Related to Our Business

●	We have a history of net losses, which may continue in the future.

●	We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

●	Our ability to continue as a going concern depends in part on improving our operating and financing conditions.

●	Competition in waste management industry and agricultural industrial products is intense and requires continuous technological development.

●	We may not be successful in developing marketable or commercial technologies.

●	The loss of any of our key suppliers and/or customers could have a materially adverse effect on our results of operations.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	Our research and development cycle is lengthy and uncertain and we may never generate revenues or earn revenues on the sale of our future products.

●	We may not be able to enforce non-compete provisions set out in the employment contracts with our employees, and therefore we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

●	Any failure of any of our key suppliers to deliver necessary materials could result in delays in our products development or marketing schedules.

●	Uncertainties in U.S. tariff policies could adversely affect our supply chain costs and financial performance.

●	We may have difficulty managing the risk associated with doing business in the waste management solutions market.

●	Any failure to protect our patents and other intellectual property rights could have a negative impact on our business.

●	The inability to obtain necessary licenses for our business operations could lead to regulatory penalties, financial liabilities, reputational damage, and adversely impact the company’s financial condition and future prospects.

●	If we do not compete effectively, our results of operations could be harmed.

●	If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

●	Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

●	The overall waste management solutions industry is susceptible to commodity price changes and we, along with our food manufacturing customers and grower customers, are exposed to market risks from changes in commodity prices.

●	Failure to maintain or enhance our brands or image could have a material and adverse effect on our business and results of operations.

●	Third parties may assert intellectual property infringement claims against us, which could materially increase our costs and harm our ability to generate future revenue and profit.

●	Our outstanding long-term loan and other financing arrangement payable may adversely affect our available cash flow and our ability to operate our business.

Risks Related to Doing Business in Singapore

●	We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

●	We are subject to risks associated with operating in the rapidly evolving Southeast Asia, and we might therefore be exposed to various risks inherent in operating and investing in the region.

Risks Related to Our Class A Ordinary Shares

●	An active trading market for our Class A Ordinary Shares may not develop and could affect the trading price of our Class A Ordinary Shares.

●	Our Class A Ordinary Shares price may never trade at or above the Offer Price in this Offering.

●	The Offer Price for our Class A Ordinary Shares in this Offering may not reflect their actual value.

●	Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

●	Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

●	Investors in our Class A Ordinary Shares likely will face immediate and substantial dilution in the net tangible book value per share and may experience future dilution.

●	We may have conflicts of interest with our Controlling Shareholder and, because of our Controlling Shareholder’s significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

●	We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

●	We have no immediate plans to pay dividends.

●	If we fail to meet applicable listing requirements, NYSE American may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

●	We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

●	If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

●	The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Class A Ordinary Shares to significant adverse U.S. federal income tax consequences.

●	We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively

●	If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

●	Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Our Corporate Structure and History

[Our Controlling Shareholder currently, directly and indirectly, owns 100% of our outstanding Class B Ordinary Shares, representing approximately [*]% of our total voting power, and, upon consummation of this Offering, our Controlling Shareholder will continue to own [*]% of our outstanding Class B Ordinary Shares, which represents approximately 88.29% of our total voting power (or approximately [*]% of our total voting power if the Underwriter’s option to purchase additional Shares is exercised in full) of our outstanding Ordinary Shares. See “Risk Factors—Risks Related to Our Corporate Structure.”]

Corporate Information

Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Island. Our principal place of business is 3 Kim Chuan Lane #02-01 Singapore 537069. The telephone number of our principal office is +65 6274 8606. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168]. Our corporate website is https://www.biomaxgreen.com. Information contained on our website does not constitute part of this prospectus.

Our Dual Class Ordinary Share Structure

Immediately prior to the completion of this offering, we will have a dual class ordinary share structure. Our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares will have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty five votes per share, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Future transfers by holders of Class B Ordinary Shares will generally result in those shares converting to Class A Ordinary Shares, subject to limited exceptions as specified in our amended and restated memorandum and articles of association, such as transfers to affiliate of the holder. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B Ordinary Shares could gain significant voting control as other holders of Class B Ordinary Shares sell or otherwise convert their shares into Class A Ordinary Shares.

See “Description of Share Capital—Ordinary Shares” for more details regarding our Class A Ordinary Shares and Class B Ordinary Shares. Also see “Risk Factors – Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.” and “Risk Factors - Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.”

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal controls over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this Offering;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this Offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the NYSE American rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply              :

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined by the NYSE American Company Guide because [*] will, through his wholly-owned entities, [*], continue to hold 100% of our outstanding Class B Ordinary Shares and will be able to exercise approximately [*]% of the total voting power of our issued and outstanding share capital (or approximately [*]% of the total voting power of our issued and outstanding share capital if the Underwriter’s option to purchase additional Shares is exercised in full). For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemptions under the NYSE American Company Guide, we could elect to rely on the exemptions after we complete this offering. See section titled “Risk Factors—Risks Relating to Our Class A Ordinary Shares — We will be a “controlled company” within the meaning of the NYSE American Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers.

Conventions Which Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

Other Companies, Organizations and Agencies

“Independent Registered Public Accounting Firm”	:	[*]

“Underwriter” or “Representative”	:	US Tiger Securities, Inc., as the lead and managing underwriter for the Offering.

General

“amended and restated memorandum and articles of association”	:	The amended and restated memorandum and articles of association of the Company dated [*], 2025.

“APAC”	:	The Asia–Pacific region.

“Audit Committee”	:	The audit committee of our Board of Directors.

“Board” or “Board of Directors”	:	The board of Directors of our Company.

“Class A Ordinary Shares”	:	Class A ordinary shares in the capital of the Company of nominal or par value US$[0.0005] each designated as Class A shares, and having the rights provided for in the articles of association of the Company, as amended or substituted from time to time.

“Class B Ordinary Shares”	:	Class B ordinary shares in the capital of the Company of nominal or par value US$[0.0005] each designated as Class B shares, and having the rights provided for in the articles of association of the Company, as amended or substituted from time to time.

“Companies Act”		The Companies Act (Revised) of the Cayman Islands.

“Company” or “Biomax Cayman”	:	SunHo BioTech Group Ltd, a Cayman Islands exempted company.

“Compensation Committee”	:	The compensation committee of our Board of Directors.

“Controlling Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting shares (excluding treasury shares) in our Company, and the total votes attached to that share, or those shares, is not less than 50.0% of the total votes attached to all the voting shares (excluding treasury shares) in our Company. [*] is the Controlling Shareholder.

“COVID-19”	:	Coronavirus disease 2019.

“Directors”	:	The directors of our Company.

“Executive Officers”	:	The executive officers of our Company. See section titled “Management.”

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending December 31.

“Group”	:	Our Company and our subsidiaries.

“Listing”	:	The listing and quotation of our Class A Ordinary Shares on NYSE American.

“NYSE American”	:	NYSE American LLC.

“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.

“Offer Price”	:	We currently estimate that the initial public offering price will be in the range of US$[___] to US$[___] for each Class A Ordinary Share being offered in this Offering.

“Offering”	:	The Offering of Class A Ordinary Shares by the Underwriter on behalf of our Company for subscription at the Offer Price, subject to and on the terms and conditions set out in this prospectus.

“ordinary resolution”	:	A resolution passed by a simple majority of the Shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

“organic waste”	:	Carbon-containing substances that are of biological origin, and may be derived from living or formerly living organisms.

“Share(s),” “ordinary share(s)” or “Ordinary Share(s)”	:	Class A Ordinary Shares and Class B Ordinary Shares.

“Shareholders”	:	Registered holders of Shares.

“special resolution”	:	A resolution passed by at least two-thirds of the Shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

“Underwriting Agreement”	:	The Underwriting Agreement dated [ ], 2025 entered into between our Company and US Tiger Securities, Inc., pursuant to which the Underwriter has agreed to purchase, and we have agreed to sell to it, [__________] of our Class A Ordinary Shares at the Offer Price, less the underwriting discounts and commissions, as described in the sections titled “Underwriting” of this prospectus.

“U.S. GAAP”	:	Accounting principles generally accepted in the United States of America.

Currencies, Units and Others

“RM”	:	Malaysian ringgit, the legal currency of Malaysia

“SGD” or “S$”	:	The Singapore dollar, the legal currency of Singapore.

“US$,” “U.S. dollars,” “USD” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.

“%” or “per cent.”	:	Per centum.

“sq. m.”	:	Square meters.

The expressions “associated company,” “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless the context otherwise requires, a reference to “we,” “our,” “us,” “our Group” or the “Company” or their other grammatical variations is a reference to SunHo BioTech Group Ltd and its subsidiaries taken as a whole.

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Presentation of Financial and Other Information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP.

All references in this prospectus to “U.S. dollars,” “US$,” “$” and “USD” refer to United States dollar(s), the legal currency of the United States of America, and all references to “SGD,” “S$” or “Singapore Dollar” refer to Singapore dollar(s), the legal currency of Singapore. Unless otherwise indicated, all references to currency amounts in this prospectus are in USD. The Company is a holding company with operations conducted through its Singapore and Malaysian operating subsidiaries. The Company’s reporting currency is Singapore Dollar. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from SGD to U.S. dollars and from U.S. dollars to SGD in this prospectus were calculated at the noon buying rate of US$0.7320 = S$1, representing the index rate stipulated by the federal reserve as of April 7, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

The Offering

Class A Ordinary Shares offered by us:	[_________] Class A Ordinary Shares (or [_________] Class A Ordinary Shares if the Underwriter exercises its option to purchase additional Class A Ordinary Shares within 45 days of the date of the closing of this Offering in full).

Offer Price:	We currently estimate that the initial public offering price will be in the range of $[___] to $[___] per Class A Ordinary Share.

Shares outstanding before this Offering:	[_________] Ordinary Shares, consisting of [_________] Class A Ordinary Shares and [_________] Class B Ordinary Shares are outstanding as of the date of this prospectus.

Shares to be outstanding immediately after this Offering:	[_________] Ordinary Shares, consisting of [_________] Class A Ordinary Shares (or [_________] Class A Ordinary Shares if the Underwriter exercises its option to purchase additional Shares within 45 days of the date of the closing of the Offering from us in full) and [_________] Class B Ordinary Shares.

Over-allotment option to purchase additional Class A Ordinary Shares:	We have granted the Underwriter an option to purchase up to 15% additional Class A Ordinary Shares from us within 45 days of the date of the closing of this Offering.

Use of proceeds:

We estimate that we will receive net proceeds from this Offering of approximately US$[_________] (or US$[_________] if the Underwriter exercises its over-allotment option to purchase additional Class A Ordinary Shares from us in full), based on an assumed initial public offering price of US$[___] per share, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us.

We intend to use the net proceeds from this Offering for mergers and acquisitions (the Company has not identified any target as of the date of this prospectus); research and development, such as enhancement of R&D equipment; marketing; and operations and general working capital . See “Use of Proceeds” on page 39 for more information.

Lock-up:

The Company (including any successors to the Company) and our directors, officers and holders of more than 5% of our outstanding shares have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six (6) months after the effective date of the registration statement of which this prospectus forms a part.

See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed listing and symbol:

We intend to list the Class A Ordinary Shares on the NYSE American under the symbol “[____].” The closing of this offering is conditioned upon NYSE American’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on NYSE American.

Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Class A Ordinary Shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of and for the years ended December 31, 2023 and 2024 are derived from our audited financial statements included elsewhere in this prospectus. All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	Twelve Months Ended December 31:
	2023	2024	2024
	S$	S$	US$
Revenue	564,614	3,069,148	2,246,485
Gross profit	318,226	1,973,927	1,444,831
Total operating expenses	(5,467,244)	(5,878,938)	(4,303,132)
Loss from operations	(5,149,018)	(3,905,010)	(2,858,301)
Total other income, net	59,784	1,348,571	987,096
Income tax (credit) / expenses	130,827	(214,265)	(156,833)
Net loss	(4,958,407)	(2,770,705)	(2,028,038)
Weighted average number of ordinary shares – Basic and diluted	1	1	1
Net loss per share – Basic and diluted	(4,958,407)	(2,770,705)	(2,028,038)

SUMMARY BALANCE SHEETS

	As at December 31:
	2023	2024	2024
	S$	S$	US$
Cash and cash equivalents	313,315	1,544,933	1,130,825
Total current assets	2,882,043	5,186,189	3,769,069
Property and equipment, net	30,467	99,565	72,877
Total non-current assets	20,951,945	18,676,932	13,670,716
Total assets	23,833,988	23,863,121	17,446,785
Total current liabilities	12,442,660	4,468,195	3,270,528
Total non-current liabilities	9,208,011	5,045,613	3,693,174
Total liabilities	21,650,671	9,513,808	6,963,702
Total shareholders’ equity	2,183,317	14,349,313	10,503,083

SUMMARY CASH FLOWS

	As at December 31:
	2023	2024	2024
	S$	S$	US$
Net cash used in operating activities	(1,897,597)	(3,235,902)	(2,368,542)
Net cash used in investing activities	(11,544)	(104,743)	(76,667)
Net cash generated from financing activities	2,083,324	4,568,460	3,343,917
Cash and cash equivalent, beginning of year	139,378	313,315	229,333
Cash and cash equivalent, end of year	313,315	1,544,933	1,130,825

RISK FACTORS

An investment in our Class A Ordinary Shares involves various risks. Prospective investors should carefully consider and evaluate each of the following considerations and all other information set forth in this prospectus before deciding to invest in our Class A Ordinary Shares. The following section describes some of the significant risks known to us now that could directly or indirectly affect us and the value or trading price of our Class A Ordinary Shares and should not be construed as a comprehensive listing of all risk factors. The following section does not state risks unknown to us now but which could occur in the future and risks which we currently believe to be not material but may subsequently turn out to be so. Should these risks occur and/or turn out to be material, they could materially and adversely affect our business, financial condition, results of operations and prospects. To the best of our Directors’ knowledge and belief, the risk factors that are material to investors in making an informed judgment have been set out below. If any of the following considerations and uncertainties develops into actual events, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such cases, the trading price of our Class A Ordinary Shares could decline and investors may lose all or part of their investment in our Shares. Prospective investors are advised to apprise themselves of all factors involving the risks of investing in our Class A Ordinary Shares from their professional advisers before making any decision to invest in our Class A Ordinary Shares.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. See section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We have a history of net losses, which may continue in the future.

We have incurred net losses and we may not be able to achieve or maintain profitability in the future. We incurred net losses of S$4.96 million and S$2.77 million (US$2.03 million) for the years ended December 31, 2023 and 2024, respectively. We expect our operating expenses to increase over the next few years as we hire additional personnel, expand into new geographies, expand our operations and infrastructure. In addition, as we grow after becoming a public company, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If we are unable to maintain revenues high enough to offset the expected increases in our operating expenses, we will not be profitable in future periods.

We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

We had a working capital deficit, which is total current assets deducted by total current liabilities, of S$9.56 million as of December 31, 2023, and a positive working capital of S$0.72 million (US$0.50 million) as of December 31, 2024. Working capital constraints have in the past and may continue to constrain our ability to grow revenues. The working capital deficits will further restrict our liquidity position and have a negative impact on our ability to repay current liabilities. Although we had a positive working capital as of December 31, 2024 to meet our ongoing working capital needs and fund our continuous growth, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future. For actions that we plan to take in order to address our working capital deficit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” There can be no assurance, however, that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

Our ability to continue as a going concern depends in part on improving our operating and financing conditions.

We have incurred recurring losses from operations, negative working capital, and net operating cash outflow to date. For the years ended December 31, 2024, the Company reported net losses of S$2,770,705  (2023: S$4,958,407) and negative operating cash flows of S$3,235,902 in 2024 (2023: S$1,897,597).  Our audited consolidated financial statements for the fiscal years ended December 31, 2023, and 2024 include disclosure regarding substantial doubt about the Company’s ability to continue as a going concern within twelve months from the date the financial statements are issued. The Company’s financial statements were prepared assuming that it will continue to operate in the normal course of business for the foreseeable future. As of December 31, 2024, the Company incurred a net loss of S$2,770,705 and reported negative operating cash flows of S$3,235,902 for the year then ended. The Company also had an accumulated deficit of S$45,525,641 and held cash and cash equivalents of S$1,544,933. Based on the Company’s average cash burn rate, the available cash balance indicates a limited operating runway.

The Company’s ability to continue as a going concern is dependent, in part, on its ability to improve its operating conditions and raise additional capital through equity offerings or debt financings. To fund operations for the next year, we plan to utilize new loans, shareholder advances, and upfront payments from distributor orders. Beyond the next twelve months, we aim to achieve self-sustaining cash flow by fiscal year 2026 through revenue growth, market expansion, and licensing, while securing additional financing despite negative cash flow and market challenges. However, although we intend to continue to pursue these plans, there can be no assurance that we will successfully execute these strategies or secure the necessary capital on favorable terms, if at all. Factors such as economic downturns, shifts in investor confidence, or unforeseen operational setbacks could impact our ability to achieve these goals. If we are unable to improve operating performance or obtain sufficient funding, we may need to implement cost-cutting measures, delay strategic initiatives, or explore alternative financing arrangements to sustain operations. If we cannot continue as a going concern, we may be forced to discontinue operations and liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, which would cause holders of our Class A Ordinary Shares to lose all or a part of their investment.

Competition in waste management industry and agricultural industrial products is intense and requires continuous technological development.

We currently face direct and indirect competition in the markets in which we operate. In particular, our RTD System faces competition from Chinese manufacturers offering low-cost digestion systems, local brands with strong regional advantages, alternative technologies like anaerobic biogas digesters prevalent in Europe, and smaller-scale solutions targeting home users. Chinese waste management systems’ affordability appeals to budget-conscious markets, and local brands leverage consumer loyalty and tailored solutions. Anaerobic digesters, with their biogas production, challenge our aerobic approach, particularly in established markets, while smaller units compete for residential demand. Failure to effectively differentiate and adapt to these competitive pressures risks losing market share and hindering growth, particularly in price-sensitive and regionally loyal markets.

Some of our competitors may have a broader national presence than us, a more established branding recognition than us in major markets and more financial or other resources than us. Others may have smaller aggregate businesses than us but may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international companies. These companies may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our technology. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us, and some of our competitors have more experience in R&D, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Mergers and acquisitions in the waste management technology, plant science, specialty food ingredient and agricultural biotechnology and chemical industries may result in even more resources being concentrated among a smaller number of our competitors.

Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our technology. At the same time, the expiration of patents covering existing products reduces the barriers to entry for competitors. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to control manufacturing and marketing costs; effectively price and market our products, successfully develop an effective marketing program and an efficient supply chain, develop new products with properties attractive to food manufacturers or growers and commercialize our products quickly without incurring major regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our business, results of operations and financial condition.

We may not be successful in developing marketable or commercial technologies in the future.

Currently, our primary revenue generation centers around the commercialized RTD System, which includes the Biomax Digester and the essential BM1 enzyme. To address the growing demand for smaller-scale solutions, we plan to develop compact Biomax Digester units tailored for residential applications and small businesses. This initiative responds to competitors’ affordable home digester units, enabling us to expand our product portfolio and capture this emerging market segment while continuing to serve our core commercial customer base. Therefore, our future success depends in part on our ability to successfully develop smaller digesters or new models of digesters producing high value fertilizer. It may take several years, if at all, before these new models of digester complete the development process and become available for production and commercialization.

As of the date of this prospectus, our RTD System has been patented and commercialized and we offer our Biomax Digestors in seven standardized sizes. There can be no assurance that our future new model digesters will be viable for commercial use, or that we will be able to generate revenues from those technologies, in a significant manner or at all. If our future digester or other products that utilize our waste management technology are unsuccessful in achieving their desired effect or otherwise fail to be commercialized, we will not receive revenues from our customers from the commercialization of the products and technologies we develop, which could materially and adversely affect our business, financial condition, results of operations and growth strategy.

Products we develop in the future may be unsuccessful or fail to achieve commercialization for any of the following reasons:

●	our competitors may launch competing or more effective digesters;

●	we may be unable to patent or any other intellectual property rights on our technologies in the necessary jurisdictions;

●	even if we obtain patent or any other intellectual property rights on our technologies and products, such rights may be later challenged by competitors or other parties;

●	even if we obtain patent or any other intellectual property rights on our technologies and products, competitors may design competing products that do not infringe these intellectual property rights; and

●	our digesters may not have the desired effect on waste digestion sought by our end market.

The loss of any of our key suppliers and/or customers could have a materially adverse effect on our results of operations.

We consider our major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. Although we believe that we can locate replacement suppliers readily on the market for prevailing prices and that we may not have significant difficulty replacing a given supplier, any difficulty in replacing such a supplier could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

The majority of our revenue stems from individual orders for the Biomax Digester. As a result, our revenue is heavily reliant on securing new customers and fulfilling one-time orders, leading to significant variability in sales from period to period. Unlike businesses dealing in commodity, we do not rely on long-term or framework agreements with customers, as our sales are driven by the specific needs and timing of each order. This lack of recurring contracts means that our major customers often change from one period to the next, depending on when orders are placed. Another component of our revenue model is the sale of the BM1 enzyme, which is exclusively sold to Biomax Digester owners and represents a recurring revenue stream. Under the sale and purchase agreements for the Biomax Digester, purchasers are contractually obligated to order a fixed quantity of BM1 enzyme on a semi-annual or annual basis. However, we cannot guarantee that customers will continue to purchase BM1 enzyme beyond the prescribed contractual period. If customers opt not to renew their enzyme orders after the initial obligation period, this could reduce our recurring revenue, impacting our financial performance. Maintaining strong relationships with Biomax Digester owners is critical to sustaining both digester sales and the recurring revenue from BM1 enzyme purchases. However, there is no assurance that we can maintain good relationships with these customers or consistently attract new digester purchasers to replace or supplement existing ones. Our major customers often vary from period to period based on the timing of digester orders, and the absence of long-term contracts for digester sales heightens the risk of revenue volatility. The loss of major customers, failure to secure new ones, or a decline in BM1 enzyme reorders could materially adversely affect our business, financial condition, and results of operations.

Moreover, we provide warranty for Biomax Digester sold to our customers, covering specific or all parts under normal use. These warranty obligations are designed to build trust and strengthen customer relationships by ensuring reliable performance and support. However, if defects occur, requiring repairs or replacement parts, warranty claims could increase operating costs and strain relationships with customers, particularly if resolution is delayed or perceived as inadequate. Significant warranty claims, unresolved maintenance issues, or legal disputes could erode customer confidence, discourage repeat purchases of BM1 enzyme or future digester orders, and negatively impact our financial condition and operational results.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our shareholders, directors and executive officers. See “Related Party Transactions” in this registration statement. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

Currently, our Board of Directors has authorized the Audit Committee upon its formation to review and approve all material related party transaction.

We rely on the laws of the Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

Our research and development cycle is lengthy and uncertain and we may never generate revenues or earn revenues on the sale of our future products.

Although our RTD System has already been commercialized, continuous upgrades and enhancements of our RTD System, including the Biomax Digester and BM1 enzymes, are necessary to maintain its competitiveness, and there is no guarantee these efforts will generate significant revenues. Ongoing research and development in the waste management and biotech industries is costly, complex, lengthy, and uncertain, requiring substantial resources and extended timelines to refine and adapt the system to evolving market needs. Upgrading the RTD System involves risks such as:

●	failure to improve performance as expected;

●	inability to secure regulatory approvals for new features;

●	unintended operational or environmental drawbacks;

●	shifting customer preferences diminishing demand;

●	competitors introducing superior or cheaper alternatives;

●	challenges in scaling upgrades economically;

●	third-party intellectual property restricting enhancements;

●	inability to patent new innovations;

●	delays or failures in implementing upgrades by us; or

●	the emergence of more advanced competing technologies.

We intend to invest in ongoing R&D and field testing to continuously upgrade the RTD System, but there is no assurance that these upgrades will sustain or increase revenues without significant delays, unexpected costs, or at all. If we fail to successfully upgrade the system to maintain its competitiveness, we risk losing market share, declining relevance, and reduced profitability in a highly competitive industry.

We depend on our key personnel and research employees, and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel.

Our business is dependent on our ability to recruit and maintain highly skilled and qualified individuals through direct employment or collaboration arrangements, with expertise in a range of disciplines, including micro-technology, chemistry, agronomics, mechanical engineering, and other subjects relevant to our business. Our ability to recruit such a work force depends in part on our ability to maintain our competitive position in the agricultural biotech industry. Maintaining our ability to attract highly-skilled workers and leading scientific institutions depends in part on our ability to maintain a strong technology platform and state-of-the-art facilities, as well as our ability to consistently and successfully commercialize our technology. There can be no assurance that we will be able to maintain leading scientific capabilities or continue to successfully maintain advanced technology in the market.

We may not be able to enforce non-compete provisions set out in the employment contracts with our employees, and therefore we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Notwithstanding that we have provided for non-compete provisions in the employment contracts with our employees to limit our key employees from joining our competitors or competing directly against us, such non-compete provisions, particularly those in the context of employment, are void and unenforceable at first instance under the laws of Singapore, unless it can be established that such provisions protect our legitimate interest, for example, (a) restraining an employee from misusing any trade secrets (i.e., confidential information); (b) protecting the special trade connections established by the employee with our customers; and (c) maintaining a stable, trained work force. Furthermore, where the protection of confidential information or trade secrets is already covered by another contractual clause, we would have to demonstrate that such provisions covers a legitimate proprietary interest over and above the protection of confidential information or trade secrets. As a result, we may be unable to prevent our competitors from benefiting from the expertise of such employees.

In Malaysia, any restraint of trade (including non-compete provisions) post contract period is prohibited by the Malaysian Contracts Act 1950 and such agreement restraining someone, is to that extent, void and thus unenforceable unless it falls within the 3 exceptions provided under the same Act. The exceptions are: first, in connection with the sale of goodwill, a seller may agree with the buyer to refrain from carrying on a similar business within specified local limits, so long as the restriction is reasonable having regard to the nature of the business. Secondly, upon or in anticipation of dissolution of a partnership, partners may agree not to carry on a similar business within specified local limits, provided that the restraint is reasonable. Thirdly, partners may agree that one or more of them shall not carry on any business other than that of the partnership during the continuance of the partnership.

In the context of employment, since these exceptions are narrowly interpreted, most post-employment non-compete clauses in Malaysia are unenforceable, regardless of their duration or geographic scope. However, non-disclosure and non-solicitation clauses may still be enforceable if they protect legitimate business interests and do not amount to a restraint of trade.

Direct competition by a former employee could materially adversely affect our business, results of operations and ability to capitalize on our proprietary information.

Any failure of any of our key suppliers to deliver necessary materials could result in delays in our products development or marketing schedules.

Our main suppliers include manufacturers fabricating the Biomax Digester from China, Taiwan and South Korean, as well as Malaysian distributors providing raw materials for the BM1 enzymes, both critical components of the RTD System we sell to our customers.

Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, potentially disrupting our ability to deliver the RTD System to our customers. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

In addition, to the extent that our creditworthiness might be impaired, or general economic conditions decline, certain of our key suppliers may impose stricter payment terms, demand onerous conditions, or refuse to supply us, especially if trade credit insurance on our payments becomes unavailable or costlier, further straining our working capital and supply stability.

Uncertainties in U.S. tariff policies could adversely affect our supply chain costs and financial performance.

We are reliant on suppliers from China, Taiwan, South Korea, and Malaysia for critical components of the Biomax Digester and BM1 enzymes used in our RTD System. As such, we face risks from U.S. tariff policies and trade uncertainties. As of April 2025, U.S. tariff measures, including a 10% customs duty on all imported goods effective April 5, 2025, as per an Executive Order issued by President Trump on April 2, 2025, with potentially higher duties up to 50% on imports from specific countries, could significantly increase costs for our supply chain. For China, tariffs have been particularly aggressive. These tariffs may elevate the cost of imported raw materials and manufactured components, particularly from China, which is subject to additional tariffs. As of April 9, 2025, the U.S. imposed an additional 125% tariff on Chinese imports, resulting in an effective total tariff rate of 145%. These tariffs could significantly raise the cost of importing Biomax Digesters into the U.S., potentially forcing us to absorb higher costs, pass them on to customers, or seek alternative suppliers. Such increases could lead to higher production costs, potentially reducing our profit margins or requiring price adjustments that may affect customer demand.

Furthermore, tariff-related disruptions could cause supply chain delays, impacting our ability to meet customer delivery schedules and increasing operational expenses. Retaliatory tariffs or trade barriers imposed by other nations in response to U.S. policies could also limit our competitiveness in export markets, potentially reducing sales volumes or necessitating costly shifts to alternative suppliers or markets. Additionally, trade-driven volatility in commodity prices and foreign exchange rates could further complicate cost forecasting and financial stability. There is no assurance that we can fully mitigate these adverse effects. The evolving landscape of global trade policies, including the potential for further tariff escalations or broader economic impacts, could materially adversely affect our business, financial condition, and growth prospects.

We may have difficulty managing the risk associated with doing business in the waste management solutions market.

In general, the waste management solutions and related products industry is affected by a series of factors, including, but not limited to, natural, economic and social such as climate, market, technology, regulation, and globalization, which makes risk management difficult. These risks can either be mitigated or exacerbated due to governmental intervention through policy promulgation and implementation either in the waste management solutions and related products or sectors which provide critical inputs to the same such as energy or outputs such as transportation. While not an exhaustive list, the following factors could significantly affect our ability to do business:

●	food, feed, and energy demand;

●	agricultural, financial, energy and renewable energy and trade policies;

●	input and output pricing due to market factors and regulatory policies;

●	production and crop progress due to adverse weather conditions, equipment deliveries, and water and irrigation conditions; and

●	infrastructure conditions and policies.

Currently, we do not hold and do not intend to purchase insurance policies, such as business interruption insurance or revenue loss coverage, to safeguard our revenue against potential losses arising from the conditions outlined above. As of the date of this prospectus, we maintain insurance coverage to address risks and liabilities tied to our business operations, mainly including our RTD System. This includes sea freight insurance and fire insurance. See “Business – Insurance.”

Any failure to protect our patents and other intellectual property rights could have a negative impact on our business.

We believe our intellectual property rights are critical to our success, our flagship innovation, the patented RTD System, in particular. We expect to rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality and non-disclosure agreements and procedures, non-competition agreements and other contractual provisions to protect our intellectual property, other proprietary rights and our brand. However, due to the increasingly fierce competition in the market, our intellectual property rights may be challenged, invalidated, or circumvented by third parties and we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees or competitors. Also, customers who receive our products may alter our products and use our intellectual property without our authorization, which may lead to lengthy disputes or proceedings that consume our financial resources and distract our management from our ordinary course of business, adversely affecting our operations, financial performance, branding and reputations. Any unauthorized use of our intellectual property rights could harm our competitive advantages and business. Policing unauthorized use of intellectual property is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position. If we are unable to adequately protect our brand, patents and other intellectual property rights, it may have a material adverse impact on our business, financial condition, operating results and prospects.

The inability to obtain necessary licenses for our business operations could lead to regulatory penalties, financial liabilities, reputational damage, and adversely impact the company’s financial condition and future prospects.

As of the date of this prospectus, we have not secured all of the necessary licenses required to conduct our business in full compliance with applicable Malaysian laws and regulations. As of the date of this prospectus, our Malaysian subsidiaries have not been denied any licenses or regulatory approvals applied for and to date, have not been imposed with any sanctions. Our subsidiaries, Blu Bio and Greenwaze Ecology, do not have the requisite business license under the Licensing of Trades, Businesses and Industries (Johor Bahru City Council) By-Laws 2016, manufacturing license under the Industrial Co-ordination Act 1975, licenses to deal by wholesale or retail in or manufacture of fertilizer under the Control of Supplies Act 1961, and certificates of fitness for equipment under the Occupational Safety and Health Act 1994. Failure to obtain the business license is an offence, and upon conviction, may result in being liable to a fine not exceeding RM 2,000 (approximately USD452.49), or imprisonment for a term not exceeding 1 year, or both and in the case of continuing offence, liable to a further fine not exceeding RM200 for every day during which the offence continues after conviction. The aforesaid penalty fees, if incurred, do not present a material risk to our financial performance.

Our Malaysian subsidiaries may also be ordered to close the premise and the operations on the premise until such time a business license is issued. If ordered to close, the current production, sales and distribution of our proprietary enzyme will not be affected within the immediate year as the Malaysian subsidiaries maintain sufficient inventory to cover one (1) year of operations. As an effort to mitigate this risk, our Malaysian subsidiaries are also actively identifying potential sites (with fire certificates issued by the Fire & Rescue Department) for relocation in the event the need arises. Our Malaysian subsidiaries further believe that it would be able to relocate and secure the requisite business license for the new site within the one (1) year of closure. If we are ordered to close prior to securing such business license and we fail to secure such business license within one (1) year thereafter, our operations and financial performance will be negatively impacted.

Failure to obtain the manufacturing license is an offence, and upon conviction, may result in being liable to a fine not exceeding RM 2,000, or to an imprisonment term of not more than 6 months, and to a further fine not exceeding RM 1,000 for each day during which such offence continues. The aforesaid penalty fees, if incurred, do not present a material risk to our financial performance. However, if Blu Bio does not achieve compliance and its management members are liable for imprisonment, our operations and financial performance will be negatively impacted. Failure to obtain the licenses to deal by wholesale or retail in or manufacture of fertilizer under the Control of Supplies Act 1961 is an offence, and upon conviction, may be liable to a fine not exceeding RM 2,000,000, and for any subsequent offence, to a fine not exceeding RM 5,000,000. Moreover, any offence under the CSA may be compounded by Controller of Supplies as compoundable offence with a sum of prescribed monies. The aforesaid penalty fees, if incurred, presents a material risk to our financial performance. Further, if our Malaysian subsidiaries do not achieve compliance and its management members are liable for imprisonment, our operations and financial performance will be negatively impacted.

Operation of equipment which requires a certificate of fitness under the Occupational Safety and Health Act 1994 without one is an offence and upon conviction, may result in being liable to a fine not exceeding RM 100,000, or to an imprisonment term not exceeding 1 year, or to both. Installation of such prescribed plant without fulfilling the prescribed requirements and obtaining the necessary approval is also an offence resulting in similar liability. The aforesaid penalty fees, if incurred, do not present a material risk to our financial performance. However, if our Malaysian subsidiaries do not achieve compliance and its management members are liable for imprisonment, our operations and financial performance will be negatively impacted. See “Business – Non-compliances” for further details.

Furthermore, even after we have obtained the requisite permits, such permits may be required to be renewed on a regular basis and the renewal process is often complex, time-consuming, and subject to stringent regulatory requirements, including compliance with zoning and safety standards. These processes may involve multiple hearings and face potential challenges from regulatory bodies or special interest and other groups, which could result in the denial of a permit or renewal, the award of a permit or renewal for a shorter duration than we believed was otherwise required by law or the imposition of burdensome terms and conditions that may adversely affect our results of operations. It is possible that our existing operation may become economically unfeasible based on management’s assessment of permitting issues, acceptable waste streams, available volumes and operating costs, in which case we may abandon expansion plans to enter into additional geographical markets or through mergers and acquisitions or abandon or cease operations entirely. Depending on the scale of disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

If we do not compete effectively, our results of operations could be harmed.

Our industry is intensely competitive and evolving. Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their services. Our competitors may also have longer operating histories, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our services could stagnate or substantially decline, we could experience reduced revenues or our services could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

The continued development and success of our business relies on the recognition of our brands. We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers to our services. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and SEC financial reporting requirements to address complex U.S. GAAP issues and to prepare and review the Company’s consolidated financial statements and disclosures. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and inadequate procedures and the absence of competent internal personnel to prepare corporate income tax returns

To remediate our identified material weaknesses identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2023 and 2024, the Company plans to adopt measures to improve our internal control over financial reporting, including recruit additional qualified accounting and financial personnel with expertise in U.S. GAAP and SEC reporting to strengthen technical competency and oversight. Implement regular training programs for the accounting team, with a focus on U.S. GAAP, SEC requirements, and internal control best practices. Develop and maintain a comprehensive accounting policies and procedures manual, review processes to ensure timely and accurate financial reporting aligned with current U.S. GAAP and SEC requirements, and to update periodically. Engaging qualified tax professionals (internally or externally) to support timely and accurate tax compliance, including preparation and review of tax returns, ASC 740 calculations, and documentation of tax positions.

However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results.

If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common shares. Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we are required to prepare assessments regarding internal controls over financial reporting. In connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that we will implement and maintain adequate controls over our financial process and reporting in the future or that the measures we will take will remediate any material weaknesses that we may identify in the future.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. Therefore, if one or more of our key executives are unable or unwilling to continue in their present positions, we may incur substantial cost or may not be able to replace them at all. Consequently, our future growth may be constrained, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If that is the case, we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including engineering, marketing and research and development personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees.

Competition for highly skilled personnel in biotechnology, agricultural science, and production management is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees, including larger agribusinesses and biotechnology firms, have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve customers could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the Singapore may adversely affect our business and results of operations.

The economy in Singapore has experienced increases in inflation and labor costs in recent years. As a result, average wages in Singapore are expected to continue to increase. In addition, we are required by Singaporean laws and regulations to pay various statutory employee benefits, including mandatory social security savings scheme, medical insurance and work-related injury insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs by increasing the prices of our products and/or services, our financial condition, profitability and results of operations may be adversely affected.

We face risks relating to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology service failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide products and services on our service.

Our business could also be adversely affected by the effects of virus, flu and other diseases. Our business operations could be disrupted if any of our employees is suspected of having virus, flu and other diseases, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Singapore economy in general.

We may be adversely affected by global economic conditions.

Our ability to continue to develop and grow our business, build proprietary distribution channels and generate revenues from product sales may be adversely affected by global economic conditions in the future, including instability in credit markets, declining consumer and business confidence, fluctuating commodity prices and interest rates, volatile exchange rates and other challenges that could affect the global economy such as the changing financial regulatory environment. For example, our customers and licensees may experience deterioration of their businesses, cash flow shortages or difficulties obtaining financing, which could adversely affect the demand for our technologies and products. In addition, our earnings may be adversely affected by fluctuations in the price of certain commodities, such as grains, milk, meat, biofuels and biomaterials. If commodity prices are negatively impacted, the value of our products could be directly and negatively impacted. Additionally, growers’ incomes have historically been negatively affected by commodity prices. As a result, fluctuations in commodity prices could have an impact on our customers’ purchasing decisions and negatively affect their ability and decisions to purchase our products that incorporate our proprietary technology. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business.

Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

●	impair or eliminate our ability to source technology and develop our products, including validating our products through field trials and passing biosafety evaluations;

●	increase our compliance and other costs of doing business through increases in the cost to protect our intellectual property, including know-how, trade secrets and regulatory data, or increases in the cost to obtain the necessary regulatory approvals to commercialize and market the products we develop directly or jointly;

●	require significant product redesign or redevelopment;

●	render our technology and products that incorporate them less profitable or less attractive compared to competing products;

●	reduce the amount of revenues we receive from government grants or rents; and

●	discourage us and other collaborators from offering, and end markets from purchasing, products that incorporate our technology.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. Legislation and jurisprudence on intellectual property in the key markets where we seek protection, is evolving and changes in laws could affect our ability to obtain or maintain intellectual property protection for our products. Any changes to these existing laws and regulations may materially increase our costs, decrease our revenues and disrupt our business.

The overall waste management solutions industry is susceptible to commodity price changes and we, along with our food manufacturing customers and grower customers, are exposed to market risks from changes in commodity prices.

Changes in the prices of certain commodity products could result in higher overall cost along the agricultural supply chain, which may negatively affect our ability to commercialize our products. We will be susceptible to changes in costs in the agricultural industry as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, we may not be able to anticipate or react to changing costs by adjusting our practices, which could cause our operating results to deteriorate.

Failure to maintain or enhance our brands or image could have a material and adverse effect on our business and results of operations.

We believe our brands are associated with a well-recognized, integrated waste management solutions company in the local markets that it operates, with consistent high quality products. Our brands are integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

Third parties may assert intellectual property infringement claims against us, which could materially increase our costs and harm our ability to generate future revenue and profit.

Although we do not believe that our products infringe the intellectual property rights of others, claims of infringement are becoming increasingly common and as we expand our business and our sales territories, we cannot rule out the possibility that third parties may in the future may assert infringement claims against us.

Patents and other intellectual property rights obtained by us may not provide us with complete exclusive protection for a longer period of time and over a larger geographic area. Patents may be challenged by others and may not be sufficient to prevent others from developing technology similar to ours or achieving results similar to ours. There may be patents or pending patent applications owned by others or challenged by others in technologies that we are developing that could invalidate our patent applications.

If an infringement claim against us is successful and we fail or are unable to obtain a license to the infringing technology or other intellectual property, our operations could be materially and adversely affected. In addition, any litigation or claim, even a frivolous one, could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe third parties’ intellectual proprietary rights and we are unable to agree on a license with such parties, we may be forced to modify or cease production of such products.

Our outstanding long-term loan and other financing arrangement payable may adversely affect our available cash flow and our ability to operate our business.

As of December 31, 2023 and 2024, our long-term loan payable balances were approximately $9,208,011, and $5,045,613 respectively. We also have advances from related parties for working capital of the Company which are due on demand, non-interest bearing, and unsecured. For further information, see “Related Party Transactions” in this registration statement.

Our outstanding and future loans, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial condition. We believe that our cash, cash equivalents on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investment for our expansion in facilities and to retain talents to remain competitive. There can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our facilities or respond to competitive pressures could be significantly limited.

We may become subject to product liability claims or compelled to undertake product recalls, or other actions, which could adversely affect our brand image and results of operation

If our Biomax Digester, BM1 enzymes, organic fertilizer or other organic products   do not operate as promised due to any defects, accidents or other failure, which could result in property damage and personal injury, we could face product liability claims. If a product liability claim is successful, we could be required to pay substantial monetary damages. In addition, product liability claims would have a negative impact on our business and hinder commercialization of our future products. Our insurance coverage may not be sufficient to cover all potential product liability claims.

In the future, if any of our products prove to be defective or do not comply with applicable laws and regulations, we may need to initiate a recall, either voluntarily or involuntarily. Such recalls, whether voluntary or involuntary, could incur substantial costs and adversely affect our brand image in our target markets. They may also inhibit or prevent the commercialization of our current and future product candidates.

We may face liabilities in connection with environmental matters in the future.

In addition, we may in the future acquire businesses that may have handled and stored, or will handle and store, hazardous or other regulated substances at their facilities. These businesses may have released substances into the soil, air, surface water or groundwater which may have impacted the soil, air, surface water or groundwater of neighboring properties. They may also have transported or disposed of substances, or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil, air, surface water or groundwater. Depending on the nature of our acquisition of these businesses and other factors, we could be liable for the cost of cleaning up any contamination and other environmental damages for which the acquired businesses are liable, even if the contamination predated our ownership or operation of the acquired businesses. Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not be sufficient to cover these liabilities, due to limited scope, amount or duration, the financial capacity of the party who gave or gives the indemnity or warranty to honor it, or other reasons.

Risks Related to Doing Business in Singapore

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

We are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as the constitution of our Singapore operating subsidiaries. In particular, we are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

The laws of Singapore and of the United States differ in certain significant respects. The application of Singapore law, in particular, the Companies Act, may, in certain circumstances, impose more restrictions on us, our directors and officers than would otherwise be applicable to U.S. corporations, including those incorporated in Delaware. For example, the Companies Act requires a director to use reasonable diligence in the discharge of the duties of his or her office and, in certain circumstances, imposes liability for specified contraventions of particular statutory requirements or prohibitions. Additionally, under the Employment of Foreign Manpower Act 1990 of Singapore, we are also required to ensure that each foreign worker employed by us has a valid work pass, and in particular, the number of foreign workers employed under certain work passes (e.g. Work Permits and S Pass holders) are subject to a quota and certain other limitations. Generally, we are also required to take out mandatory insurance for accidents which arise in the course of an employee’s employment under the Work Injury Compensation Act 2019 of Singapore.

Any adverse material changes (whether localized or resulting from global economic or other conditions) to the markets in which we operate, such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

Our operation is based in Singapore and our revenues have been derived from sales in Singapore and other countries like Malaysia, Australia, New Zealand, and the United States. Any adverse circumstances affecting these markets, such as an economic recession, epidemic outbreak or natural disaster or other adverse incident, may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns may adversely impact some of our customers who are particularly sensitive to business and consumer spending.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. The COVID-19 epidemic resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. The COVID-19 outbreak and related government measures did not adversely affect our business.

However, in the event of a resurgence of COVID-19 and/or any other infectious diseases, if a substantial number of our employees are infected with and/or are suspected of being infected, and our employees are required to be quarantined and/or hospitalized, this may disrupt our ability to render services which may have a material adverse effect on our business operations and reputation of our Group.

We are subject to risks associated with operating in the rapidly evolving Southeast Asia, and we might therefore be exposed to various risks inherent in operating and investing in the region.

We derive some of our revenue from our operations in countries located in Southeast Asia, and we intend to continue to develop and expand our business and penetration in the region. Our operations in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

●	the effects of inflation within Southeast Asia generally and/or within any specific country in which we operate may increase our cost of operations;

●	health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our services. For example, if the ports in certain Southeast Asia regions do not operate, no orders will be received from customers with vessels based in those ports, which could affect our revenue; and

●	political changes may lead to changes in the business, legal and regulatory environments in which we operate. Volatile political situations in certain Southeast Asian countries could impact our business. For example, in Myanmar, following the military taking power in February 2021, there have been and continue to be mass protests and instability disrupting business activities. In Thailand, the risk of protest movements continues to exist and may increase political instability. In Malaysia, there have been several changes in the governing party in the past few years.

Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws, including the Prevention of Corruption Act 1960, which prohibits any person from making improper gratification as an inducement to or reward for any person doing or forbearing to do anything in respect of any matter or transaction, or any member, officer or servant of a public body doing or forbearing to do anything in respect of any matter or transaction in which such public body is concerned. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws. We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the Prevention of Corruption Act 1960 or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, combined financial condition and results of operations.

The ability of our subsidiary in Singapore to distribute dividends to us may be subject to restrictions under applicable laws

We are a holding company, and two of our operating subsidiaries are incorporated in Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our operating subsidiaries. The distribution of dividends to us from our Singapore subsidiaries is subject to restrictions imposed by the applicable laws and regulations in Singapore. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our operating subsidiaries in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiaries to distribute dividends to us may be restricted in the future.

It is not certain if the Company will be classified as a Singapore tax resident.

Under the Singapore Income Tax Act, a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered a tax resident in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.

We believe that the Company, which is a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of the Company is subject to determination by the Inland Revenue Authority of Singapore (“IRAS”), and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that the Company is a Singapore tax resident for Singapore income tax purposes, the portion of the Company’s single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. If the Company is regarded as a Singapore tax resident, any dividends received or deemed received by the Company in Singapore from our subsidiary located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if the Company is considered a Singapore tax resident, dividends paid to the holders of our Shares will not be subject to withholding tax in Singapore. Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our Shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Shares if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our Shares is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature. Please refer to the section entitled “Taxation—Singapore Taxation” in this prospectus.

Risks Related to Our Class A Ordinary Shares

An active trading market for our Class A Ordinary Shares may not develop and could affect the trading price of our Class A Ordinary Shares.

Prior to the Offering, there has been no public market for our Class A Ordinary Shares. Although an application has been made to NYSE American for the listing and quotation of our Class A Ordinary Shares, there can be no assurance that there will be an active, liquid public market for our Class A Ordinary Shares after the Offering. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your Class A Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling Class A Ordinary Shares and may impair our ability to acquire other companies or technologies by using our Class A Ordinary Shares as consideration. The Offer Price was determined by negotiations between us and the Underwriter and may not be indicative of the future prices of our Class A Ordinary Shares.

Our Class A Ordinary Shares price may never trade at or above the Offer Price in this Offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A Ordinary Shares shortly following this Offering. If the market price of our Class A Ordinary Shares after this Offering does not ever exceed the Offer Price, you may not realize any return on your investment in us and may lose some or all of your investment.

The Offer Price for our Class A Ordinary Shares in this Offering may not reflect their actual value.

The Offer Price for our Class A Ordinary Shares in this Offering was determined through negotiations between us and the Underwriter. The Offer Price of our Class A Ordinary Shares may not be indicative of their actual value or any future market price for our securities. This Offer Price may not accurately reflect the value of the Class A Ordinary Shares or the value that potential investors will realize upon their disposition of Class A Ordinary Shares. The Offer Price does not necessarily bear any relationship to our assets, earnings, book value per Class A Ordinary Share or other generally accepted criteria of value.

Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

There is no assurance that the market price for our Class A Ordinary Shares will not decline below the Offer Price. The Offer Price was determined after consultation between our Company and the Underwriter, after taking into consideration, among others, market conditions and estimated market demand for our Class A Ordinary Shares. The Offer Price may not necessarily be indicative of the market price for our Class A Ordinary Shares after the completion of the Offering. Investors may not be able to sell their Class A Ordinary Shares at or above the Offer Price. The prices at which our Class A Ordinary Shares will trade after the Offering may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly-traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Class A Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly-traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

We intend to grant employee share options and other share-based awards in the future. We will recognize any share-based compensation expenses in our consolidated statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

We will adopt the SunHo BioTech Group Ltd 2025 Share Incentive Plan, or the 2025 Incentive Plan, for the purpose of granting share-based compensation awards to our employees, directors and consultants to incentivize their performance and align their interests with ours. Awards may be granted under the 2024 Incentive Plan for up to 20% of the Company’s issued and outstanding Class A Ordinary Shares as of the date of this offering or as of December 31 of the prior calendar year. As of the date of this prospectus, no awards have been granted under the 2025 Incentive Plan. As a result of potential future grants, we expect to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— Our Class A Ordinary Share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this Offering or if such investors purchase our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

Investors in our Class A Ordinary Shares likely will face immediate and substantial dilution in the net tangible book value per share and may experience future dilution.

The Offer Price is likely to substantially higher than our Group’s current net tangible book value per share. If we were liquidated immediately following this Offering, each investor subscribing for this Offering would receive less than the price they paid for their Class A Ordinary Shares. Please refer to the section titled “Dilution” of this prospectus for more information.

We will be a “controlled company” within the meaning of the NYSE American listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined by the NYSE American Company Guide because [*]will, through his wholly-owned entities [*], continue to hold [*]% of our outstanding Class B Ordinary Shares, which represents approximately[*]% of the total voting power (or approximately [*]% of the total voting power if the Underwriter’s option to purchase additional Shares is exercised in full) immediately after the completion of this Offering. Pursuant to our post-offering memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as making changes to our post-offering memorandum and articles of association. As a result, [*] will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. We do not currently plan to utilize the exemptions available for controlled companies after we complete this Offering, but instead, we plan to rely on the exemption available for foreign private issuers to follow our home country governance practices. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may have conflicts of interest with our Controlling Shareholder and, because of our Controlling Shareholder’s significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Immediately upon the completion of this Offering, our Controlling Shareholder will beneficially own [*]% of our outstanding Class B Ordinary Shares, representing approximately [*]% of our total voting power in the aggregate, assuming the Underwriter does not exercise its option to purchase additional Shares. Accordingly, our Controlling Shareholder will continue to be our controlling shareholder immediately upon the completion of this Offering and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our amended and restated memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Class A Ordinary Shares in this Offering and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●

Our Directors or executive officers may have conflicts of interest. Mr. Eng Tong Sim is also the Company’s CEO, and [Chairman of the Board] of Directors and Director. As a result, these overlapping relationships could create or appear to create conflicts of interest when [*] is faced with decisions with potentially different implications for him and us.

●	Sale of Ordinary Shares or assets in our Company. Upon expiration of the lock-up agreements that will be signed with the Underwriter pursuant to our initial public offering and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Shareholder may decide to sell all or a portion of our Ordinary Shares that they hold to a third party, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide to sell all or a portion of our Shares in the event of default of our Controlling Shareholder under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our Shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of our Company and might reduce the price of our Shares.

We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliance, acquisitions or investment opportunities, following the Offering. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Class A Ordinary Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, an issue of Class A Ordinary Shares below the then prevailing market price will also affect the value of the Class A Ordinary Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.

Investors may not be able to participate in future issues or certain other equity issues of our Class A Ordinary Shares.

In the event that we issue new Class A Ordinary Shares, we will be under no obligation to offer those Class A Ordinary Shares to our existing Shareholders at the time of issue, except where we elect to conduct a rights issue. However, in electing to conduct a rights issue or certain other equity issues, we will have the discretion and may also be subject to certain regulations as to the procedures to be followed in making such rights available to Shareholders or in disposing of such rights for the benefit of such Shareholders and making the net proceeds available to them. In addition, we may not offer such rights to our existing Shareholders having an address in jurisdictions outside of Singapore.

Accordingly, certain Shareholders may be unable to participate in future equity offerings by us and may experience dilution in their shareholdings as a result.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product and services offerings and to cover operating costs and capital needs, and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. Therefore, you should not expect to receive immediate cash dividends on the Class A Ordinary Shares we are offering. Consequently, investors may need to rely on sales of their Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands impose restrictions on our ability to declare and pay dividends.

If we fail to meet applicable listing requirements, NYSE American may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Class A Ordinary Shares are listed on NYSE American on the closing of the Offering, we cannot assure you that we will be able to meet the continued listing standards of NYSE American in the future. If we fail to comply with the applicable listing standards and NYSE American delists our Class A Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on NYSE American, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on NYSE American, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NYSE American, will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our internal controls over financial reporting. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting. However, in connection with the audits of our consolidated financial statements for the fiscal years ended December 31, 2023 and 2024, we and our independent registered public accounting firm identified material weaknesses in our internal controls over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal controls over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to lack of sufficient personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. We are currently in the process of implementing several measures to address the material weaknesses identified, including expanding the capabilities of existing accounting and financial personnel by implementing regular and continuous U.S. GAAP training programs, and preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process. We may incur significant costs in the implementation of these measures.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

Investors may have difficulty enforcing judgments against us, our Directors and management.

SunHo BioTech Group Ltd is incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities”.

Harney Westwood & Riegels Singapore LLP, our counsel with respect to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, and entertain original actions brought in each respective jurisdiction against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States. In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule of making such a determination in relation judgments obtained from the U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Further, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our amended and restated memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands (which is our home country), also differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our Board of Directors or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital—Differences in Corporate Law”.

Also, our principal executive offices and substantially all of our assets are located in Singapore. It is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States; or (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal) in the federal or state courts of the United States (provided that it has jurisdiction over the parties subject to such judgment) under which a fixed or ascertainable sum of money is payable, may generally be enforced as a debt in the Singapore courts. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment or earlier foreign judgement recognized in Singapore that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the amended and restated memorandum and articles of association, by the Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and our amended and restated memorandum and articles of association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. For instance, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE American rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors, Executive Officers and Controlling Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

As a foreign private issuer, we do not expect to be subject to certain NYSE American corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer, we are entitled to rely on a provision in NYSE American’s corporate governance rules that allows us to follow Cayman Islands corporate law with regards to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on NYSE American.

In addition, our Audit Committee is not subject to additional NYSE American requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to the Company under relevant SEC rules. NYSE American’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares, which the Company is not required to follow as a foreign private issuer. However, following this Offering, we will voluntarily have a majority of independent directors and our audit committee will consist of three independent directors.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Class A Ordinary Shares to significant adverse U.S. federal income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section titled “Use of Proceeds” and in such order of priority as our management may determine in its discretion, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We have entered into transactions with related parties. See “Related Party Transactions.” Prior to this offering, we did not regulate or review related transactions during the reporting period due to lack of independent directors and an audit committee. Such transactions present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

Our Board intends to authorize the audit committee upon its formation to review and approve all material related party transactions. We rely on the laws of the Cayman Islands, which provide that the directors owe fiduciary duties to our company, including a duty of care and a duty of loyalty. Under Cayman Islands law, our directors have a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law. These transactions, individually or in the aggregate, may have an adverse effect on our business or may result in litigation or enforcement actions by the SEC or other agencies.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

We have not engaged any securities or industry analysts to publish research or report about our business and as of the date of this prospectus, we are not aware of any such research or reports issued by independent analysts. Following this Offering, the trading market for our Class A Ordinary Shares may be influenced by research and reports that industry or securities analysts choose to publish about our company. We have no control over the content, timing, or conclusions of these independent analyses. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Immediately prior to the completion of this offering, we will have a dual class ordinary share structure. Our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares will have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty five votes per share. Upon the completion of this Offering, Mr. Eng Tong Sim will continue to beneficially own all of our Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately [*]% of our total issued and outstanding share capital immediately after the completion of this Offering and approximately [*]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this Offering due to the disparate voting powers associated with our dual-class share structure, assuming the Underwriter does not exercise the over-allotment option. To maintain control over matters requiring shareholder approval, holders of Class B Ordinary Shares must collectively hold shares representing at least a majority of the aggregate voting power of our total issued and outstanding share capital. Immediately after the completion of this offering, we will have [____] Ordinary Shares issued and outstanding, comprising [_____] Class A Ordinary Shares and [_____] Class B Ordinary Shares. Class B Ordinary Shareholders would need to hold at least [_____] Class B Ordinary Shares, or approximately [__]% or more of our total issued and outstanding share capital, to retain more than 50% of the aggregate voting power, assuming no other changes to the share structure.

As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares.

Also, future issuances of additional Class B Ordinary Shares or other securities with high-voting rights could further dilute the voting power of holders of Class A Ordinary Shares. For example, if we issue additional Class B Ordinary Shares to existing Class B shareholders, strategic investors, or as part of employee compensation plans, the proportion of voting power held by Class A Ordinary Shareholders would decrease relative to their economic interest in the Company. Such issuances could be made without the approval of Class A Ordinary Shareholders, subject to applicable laws and regulations. This dilution of voting power could reduce the ability of Class A Ordinary Shareholders to influence corporate decisions.

Furthermore, Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time. Moreover, future transfers by holders of Class B Ordinary Shares will generally result in those shares converting to Class A Ordinary Shares, subject to limited exceptions as specified in our amended and restated memorandum and articles of association, such as transfers to affiliate of the holder. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B Ordinary Shares could gain significant voting control as other holders of Class B Ordinary Shares sell or otherwise convert their shares into Class A Ordinary Shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including, among others, those listed under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulations,” and other sections in this prospectus, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately $[__] million, or approximately $[__] million if the Underwriter exercises its option to purchase additional Class A Ordinary Shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial Offer Price of $[__] per share, the mid-point of the estimated range of the initial public Offer Price shown on the front cover of this prospectus.

We plan to use the net proceeds of this Offering in the following order of priority:

●	Approximately 25.0% for mergers and acquisitions (the Company has not identified any target as of the date of this prospectus);

●	Approximately 18.5% for research and development, such as enhancement of R&D equipment;

●	Approximately 10.0% for marketing; and

●	Approximately 46.5% for operations and general working capital.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

DIVIDEND POLICY

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment the Company would be unable to pay its debts as they fall due in the ordinary course of business.

CAPITALIZATION

The following tables set forth our capitalization as of [*]:

●	on an actual basis; and

●	on a pro forma basis, [*] ordinary shares issued and outstanding, including [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding, immediately after the completion of the reorganization in [*] 2025.

●	on a pro forma basis to reflect the issuance and sale of [*] Class A Ordinary Shares by us in this offering at an assumed price to the public of $[*] per share, resulting in net proceeds to us of $[*] after deducting (i) underwriter discounts of $[*], (ii) non-accountable expense allowance of $[*], (ii) accountable and miscellaneous expenses allowance of $[*], and (iii) estimated other offering expenses of $[*]. The table below assumes no exercise by the underwriters of their option to purchase additional Class A Ordinary Shares from us.

You should read this table together with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2024
	Actual	As Adjusted
	(in S$)
Cash:	1,544,933
Indebtedness:
Working capital loan from related party	-

Equity:
Class A Ordinary Shares (par value of US$0.0005 per share; [*] Class A Ordinary Shares authorized and [*] Class A Ordinary Shares issued and outstanding, actual; [*] Class A Ordinary Shares issued and outstanding, pro forma as of [*], respectively)
Class B Ordinary Shares (par value of US$0.0005 per share; [*] Class B Ordinary Shares authorized and [*] Class B Ordinary Shares issued and outstanding, actual and pro forma as of [*], respectively)
Additional paid-in capital(1)	24,644,285
Capital reserve	35,000,000
Foreign currency translation reserve	230,669
Accumulated deficit	(45,525,641)
Non-controlling interest
Total equity	14,349,314
Total capitalization

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $[*] (Offering proceeds of $[*], less underwriting discounts of $[*], non-accountable expense of $[*]. Reimbursement accountable expenses of $[*] and Offering expenses of $[*]). The Class A Ordinary Shares reflects the net proceeds we expect to receive, after deducting underwriting discounts, Underwriter expense allowance and other expenses.

Each $1.00 increase or decrease in the assumed offering price per share of $[*], assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately $[*] after deducting estimated underwriter commissions, and offering expenses, in each case, payable by us.

The table above excludes up to [*] Class A Ordinary Shares issuable pursuant to the over-allotment option, assuming the underwriters exercise the over-allotment option in full.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public Offer Price per share and our net tangible book value per share after this Offering. Dilution results from the fact that the initial public Offer Price per share is substantially in excess of the book value per ordinary share attributable to the existing Shareholders for our presently outstanding shares.

Our net tangible liabilities book value was approximately $[*], or approximately $[*] per share, as of [*]. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting intangible assets from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per share after giving effect to this offering.

After giving effect to the issuance and sale of [*] Class A Ordinary Shares in this Offering at an assumed initial public Offer Price of $[*] per share (which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus), and after deducting underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of [*] would have been approximately $[*] or approximately $[*] per share. This represents an immediate increase in net tangible book value of $[*] to existing shareholders and an immediate dilution in net tangible book value of $[*] per share to investors purchasing Class A Ordinary Shares in this Offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public Offer Price
Net tangible book value as of [*]
Pro forma net tangible book value after giving effect to this Offering
Increase in net tangible book value per ordinary share to the existing shareholders
Amount of dilution in net tangible book value to investors in this Offering

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our share, as adjusted to give effect to this offering, would be $[*] per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares in this offering would be $[*] per share.

The following table summarizes, on a pro forma as adjusted basis as of [*], the total number of Class A Ordinary Shares purchased from us, the total cash consideration paid to us, and the average price per share paid by existing Shareholders and by investors in this Offering. The table below reflects an assumed initial public Offer Price of $[*] per share (which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus), for Class A Ordinary Shares purchased in this Offering and excludes underwriting discounts and commissions and estimated Offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%	US$
Existing Shareholders
Investors in this Offering
Total

The dilution information in this section is presented for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this Offering is subject to adjustment based on the actual initial public Offer Price of our Class A Ordinary Shares and other terms of this Offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, the following discussion and analysis in this section and throughout this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a Singapore-based green technology company at the forefront of sustainable waste management and environmental innovation. Founded in 2009, our flagship innovation is the patented Rapid Thermophilic Digestion (RTD) System, which uses advanced technology to rapidly convert organic waste into 100% organic fertilizer within 24 hours.

The RTD System consists of the Biomax Digester, an automated, enclosed machine that operates under thermophilic conditions with continuous stirring, and our proprietary BM1 enzymes, a microbial cocktail that breaks down complex organic compounds into nutrient-rich matter. This process is highly efficient, odorless, and pathogen-free.

Our technology processes a wide range of organic waste streams, including agricultural, livestock, municipal, and biogas sludge. By converting these into high-quality organic fertilizer, we mitigate environmental pollution and support sustainable agriculture.

We generate revenue by selling Biomax Digesters and developing projects to sell fertilizer outputs. The BM1 enzyme is sold exclusively to RTD System owners, creating a recurring revenue stream. We also produce and distribute organic fertilizers, plant supplements, potting soils, and bio-insecticides through various sales channels.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

Market Demand for Sustainable Waste Management Solutions

The growing global demand for sustainable waste management solutions, driven by environmental awareness and stricter regulations, is expected to significantly boost revenue. Our flagship RTD System and organic fertilizers are set for increased sales as businesses and municipalities prioritize reducing landfill use and adopting eco-friendly waste processing technologies.

Patented technologies provide a competitive edge, enabling the company to capitalize on the rising demand for waste management solutions. Our revenue is closely linked to the increasing adoption of sustainable waste management solutions, with growing sales of both the RTD System and organic fertilizers, as well as the protection of intellectual property. This positions the business for sustained revenue growth in the future.

Adoption of Organic Waste Processing Technologies

Our business performance is closely linked to the rate at which our target industries, such as agriculture, municipalities, and waste management companies, adopt advanced waste processing technologies. The efficiency and rapid conversion offered by our RTD System, which processes organic waste into high-quality fertilizer in as little as 24 hours, differentiate us from competitors. The broader adoption of this technology will drive both direct sales of the Biomax Digester and recurring sales of our proprietary BM1 enzyme, creating long-term revenue streams.

Regulatory Environment

The regulatory landscape around waste management, recycling, and environmental protection significantly influences our operations. Increasingly stringent waste disposal and environmental regulations incentivize businesses and governments to invest in sustainable waste management technologies, such as those offered by Biomax. As regulations evolve to favor waste-to-resource initiatives, we expect a favorable impact on our sales and market penetration, particularly in regions where landfill restrictions or carbon emission reduction targets are being enforced

Customer Acquisition and Retention

Our revenue model is built on a combination of direct sales and recurring income streams, with the primary revenue driver being the sale of our patented digesters. Additional recurring revenue comes from the ongoing sales of BM1 enzymes and organic fertilizers. The ability to acquire and retain customers across diverse markets—ranging from small agricultural businesses to large municipal systems—is crucial to our financial performance. We also benefit from a growing network of exclusive distributors in key markets such as Australia, the USA, and New Zealand, each committed to achieving minimum annual sales values as stipulated in their respective exclusive distributorship agreements. We are also looking into expanding the distribution network to other regions. Furthermore, the expansion of our distribution network for Digesters and BM1 and related products, alongside direct sales and purchases with waste management firms and other private entities like agricultural distributors and farms, enhances our ability to capture a larger share of the market.

Competition and Market Positioning

The waste management and organic fertilizer markets are highly competitive, with several companies offering various solutions for waste treatment and resource recovery. Our ability to differentiate ourselves through superior technology, faster processing times, and eco-friendly outcomes, such as pathogen-free and odorless fertilizer, is crucial to our ongoing success.

A key revenue driver for us is the sales of our patented Digesters, while our exclusive distributors in Australia, the USA, and New Zealand work are committed to achieving minimum annual sales values as stipulated in their respective exclusive distributorship agreements. Additionally, BM1 Enzyme sales provide a recurring revenue stream. Maintaining our competitive position in waste-to-resource technologies and continuously improving our customer experience will be key to mitigating competitive pressures.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2024

The following table summarizes the consolidated results of our operations for the year ended December 31, 2023, and 2024, respectively.

		For the Years Ended December 31:		Increase (Decrease)
	2023	2024	2024	S$	%
	S$	S$	US$
Revenue	564,614	3,069,148	2,246,485	2,504,534	444%
Cost and expenses
Costs of revenues	(246,388)	(1,095,221)	(801,654)	848,833	345%
Gross profit	318,226	1,973,927	1,444,831	1,655,701	520%

Selling and distribution expenses	(177,130)	(234,236)	(171,452)	57,106	32%
General and administrative expenses	(4,646,854)	(5,016,235)	(3,671,669)	369,381	8%
Finance costs	(643,260)	(628,467)	(460,011)	(14,793)	(2)%
	(5,467,244)	(5,878,938)	(4,303,132)	411,694	8%

Operating loss	(5,149,018)	(3,905,011)	(2,858,301)	(1,244,007)	(24)%
Other income, net	59,784	1,348,571	987,096	1,288,787	2,156%
Loss before income taxes	(5,089,234)	(2,556,440)	(1,871,205)	(2,532,794)	(50)%
Income tax (credit) / expenses	130,827	(214,265)	(156,833)	(345,092)	(264)%
Net loss	(4,958,407)	(2,770,705)	(2,028,038)	(2,187,702)	(44)%

			For the Years Ended December 31:		Increase (Decrease)
	2023	2023	2024	2024	S$	%
	S$	US$	S$	US$
Revenue:
Sales of machine	349,980	265,277	2,655,943	1,944,037	2,305,963	659%
Sales of Fertilizer	128,758	97,596	326,555	239,024	197,797	154%
Distributor fee	81,074	61	67,230	49,209	(13,844)	(17)%
Others	4,802	3,640	19,420	14,215	14,618	304%
Total	564,614	366,574	3,069,148	2,246,485	2,504,534	444%

Revenue as a percentage of total:
Sales of machine	62.0%	61.9%	86.5%	86.5%
Sales of Fertilizer	22.8%	22.8%	10.6%	10.6%
Distributor fee	14.3%	14.3%	2.2%	2.2%
Others	0.9%	1.0%	0.7%	0.7%
Total	100.0%	100.0%	100.0%	100.0%

Revenue

Revenue increased by S$2,504,534, or 444% to S$3,069,148 for the financial year ended December 31, 2024.

The main principal activities of the Group for the year ended December 31, 2023 and 2024 was selling patented digesters and BM1 enzymes and organic agricultural products. Revenue from machine sales rose significantly from S$349,980 in 2023 to S$2,655,943 in 2024, attributed to an increase in the number of machines sold from 1 unit in 2023 to 4 units in 2024. The higher sales volume reflects growing market demand, successful customer acquisition, and greater acceptance of the Group’s machinery solutions in target markets. Organic agricultural products sales grew from S$128,758 in 2023 to S$326,555 in 2024. The lower revenue in 2023 was primarily due to limited production capacity, which constrained the Group’s ability to meet market demand. The primary constraint stemmed from operating out of a small-scale factory with insufficient equipment, which limited production output. Moreover, during this period, our focus was on establishing a robust customer base, which required significant efforts in market outreach and building trust with new clients. These activities, while critical for long-term growth, diverted resources from scaling production, resulting in constrained output. In 2024, production levels improved significantly because we relocated to a larger factory in February 2024 and installed a 6,000L digester, which substantially increased our production capacity for organic agricultural products, enabling the Group to fulfill more orders and expand its customer base, resulting in higher sales. Distributor fee income decreased from S$81,074 in 2023 to S$67,230 in 2024. This reduction was due to a streamlining of the distribution model, where the number of active distributors was reduced from two in 2023 to one in 2024. The shift is aligned with the Group’s strategy to consolidate operations and enhance efficiency through more committed distributor. Other revenue increased from S$4,802 in 2023 to S$19,420 in 2024, reflecting higher ancillary income related to the Group’s core operations, including potential after-sales services, delivery services, or training activities associated with machinery and fertilizer usage.

Cost of revenue

Cost of revenue increased by S$848,833, or 345%, to S$1,095,221 for the financial year ended December 31, 2024, compared to the previous year. This increase was directly attributable to the corresponding growth in revenue, in line with the Group’s overall business expansion.

Gross profit

Despite the increase in cost of revenue, the gross profit margin improved from 56% in FY2023 to 64% in FY2024, reflecting the Group’s ability to maintain strong profitability. The improvement was primarily driven by a higher proportion of sales from higher-capacity machine models, which deliver a greater gross profit per unit compared to the lower-capacity models sold in the preceding year.

			For the Years Ended December 31:		Increase (Decrease)
	2023	2023	2024	2024	S$	%
	S$	US$	S$	US$
Selling and distribution expenses
Licenses & Subscription Fee	4,343	3,292	8,153	5,968	3,810	88%
Advertising	25	19	-	-	(25)	(100)%
Marketing & Materials	172,669	130,879	184,808	135,272	12,139	7%
Shopee/Lazada Transaction Fees(Note 1)	93	70	173	127	80	86%
Exhibition and trade fairs	-	-	41,102	30,085	41,102	100%
Total	177,130	134,260	234,236	171,452	57,106	32%

Note 1: A transaction fee is charged on all Company products sold through the Shopee or Lazada platforms, representing a cost for processing each sale made via these e-commerce marketplaces.

Selling and distribution expenses

Selling and distribution expenses increased by S$57,106 (32%) to S$234,236 for the financial year ended December 31, 2024

The significant increase in selling and distribution (S&D) expenses for the financial year ending December 31, 2024, was primarily driven by higher costs associated with exhibitions and trade fairs. These costs include booth setup, staff meals, accommodation, and parking fees related to key industry events such as Waste Expo and the Clean Enviro Summit Singapore. In addition, the increase was partly due to higher transaction costs imposed by Shopee and Lazada for sales made through their platforms. The group’s increased participation in these events and online marketplace activities reflects a stronger focus on expanding its market presence and promoting its products to a broader audience.

While marketing activities, including advertising, promotional materials, and other marketing-related expenses, also contributed to the rise in S&D costs, the largest driver was the heightened investment in exhibitions and trade fairs. The inclusion of exhibition-related expenses in 2024, which amounted to S$41,102, was a major factor in the overall increase. This strategic investment in industry events aligns with the company’s efforts to enhance brand visibility, engage with potential customers, and support its long-term growth goals through direct exposure in high-profile industry events.

			For the Years Ended December 31:		Increase (Decrease)
	2023	2023	2024	2024	S$	%
	S$	US$	S$	US$
General and administrative expenses
Amortisation of intangible assets	1,750,000	1,326,285	1,750,000	1,280,917	-	-
Depreciation of plant and equipment	23,579	17,870	43,829	32,081	20,250	86%
Depreciation of right-of-use asset	343,367	260,230	385,523	282,185	42,156	12%
Employee’s benefit	1,455,374	1,102,995	1,872,078	1,370,273	416,704	29%
Professional consultancy fee	347,524	263,381	205,504	150,419	(142,020)	(41)%
Audit Fee	2,412	1,828	93,200	68,218	90,788	3,764%

General and administrative expenses

General and administrative expenses increased by S$369,381, or 8%, to S$5,016,235 for the financial year ended December 31, 2024, compared to S$4,646,854 for the financial year ended December 31, 2023. Employee’s benefit and amortization of intangible assets, specifically related to the patented Rapid Thermophilic Digestion System, were the substantial portion of the general expenses.

The overall increase was driven mainly by higher salaries and wages, including remuneration for staff and directors, reflecting the Group’s efforts to strengthen its workforce.

Finance costs

Finance costs decreased by S$14,793, or 2%, to S$628,467 for the financial year ended December 31, 2024, as compared to the financial year ended December 31, 2023. The decrease in financial costs is attributable to lower loan interest repayments, primarily due to borrowing features that included a lower interest component in the later periods.

			For the Years Ended December 31:		Increase (Decrease)
	2023	2023	2024	2024	S$	%
	S$	US$	S$	US$
Other income, net
Gain on leases termination	-	-	5,788	4,237	5,788	100%
Government Grants	50,498	38,276	70,827	51,842	20,329	40%
Other income	9,286	7,039	1,271,956	931,017	1,262,670	13,599%
Total	59,784	45,315	1,348,571	987,096	1,288,787	2,156%

Other income, net

Other income for the financial year ended December 31, 2024, saw a significant increase of S$1,288,787, or 2,156%, rising to S$1,348,571 compared to S$59,784 in the previous year. This substantial growth was largely driven by the transfer of customer deposits to other income. The group received two substantial customer deposits, which were initially recorded as liabilities on the balance sheet. These deposits were subsequently transferred to other income, reflecting the changes in the terms of the agreements. The deposits were transferred to other income due to forfeiture following the expiration of distributorship agreements

Additionally, the increase in other income was supported by government grants received during the year. These grants were aimed at supporting the group’s operations, including government-paid childcare leave, Jobs Growth Incentive payouts, Progressive Wage Credit Scheme payouts, and SkillsFuture Enterprise Credit (SFEC). The group also received grants related to its participation in key industry events, such as the Clean Enviro Summit Singapore. These grants contributed to offsetting operational costs and supported the group’s market expansion and workforce development initiatives.

Income tax (credit) / expenses

In The deferred tax expense for the year primarily arose from taxable temporary differences associated with property and equipment, partially offset by deductible temporary differences including lease liabilities, provisions, unutilised tax losses, unabsorbed capital allowances, and donations. The overall deferred tax movement amounted to a net expense of S$192,366 for the current year, with an additional net adjustment of S$21,899 due to under- and over-provisions from prior years.

There was no current income tax expense recognised during the year as the Group was in a loss-making position, and therefore did not incur any current tax liabilities.

Liquidity and Capital Resources

The Group has incurred recurring losses. For the years ended December 31, 2024, the Company reported net losses of S$2,770,705 (2023: S$4,958,407) and negative operating cash flows of S$3,235,902 in 2024 (2023: S$1,897,597). These losses primarily resulted from continued investment in product development, commercialization efforts and the enhancement of sales and marketing capabilities.

Based on our cash flow statement for the financial year ended December 31, 2024, we have experienced significant cash outflows, primarily driven by our operating activities. The net cash used in operating activities was S$3,235,902, reflecting a loss of S$2,770,705 after tax and adjustments for non-cash items such as depreciation, amortization, and provisions. Our operating cash flow before working capital changes amounted to S$251,252 but this was offset by substantial working capital changes, particularly from a decrease in payables and contract liabilities, leading to significant outflows.

Despite these challenges, we have successfully secured capital resources to support our operations. Our financing activities generated S$4,568,460, with a notable contribution of S$3,450,000 from the issuance of new shares and S$2,568,811 from bank borrowings. During the year, the group secured a 5 year loan facility of S$2.7 million at an interest rate of 6% per annum from ANEXT Bank. The loan is expected to be repaid in accordance with the agreed-upon terms over the next five years. These inflows helped mitigate the cash outflows from operating and investing activities, including the S$105,920 spent on purchasing property and equipment.

By the end of the reporting period, our net cash position had increased by S$1,227,815, bringing our cash and cash equivalents to S$1,544,933. This reflects a positive shift in liquidity, largely due to financing inflows, although we continue to face challenges with our operating cash flow.

Substantial doubt exists about our ability to continue as a going concern. Our auditors cited our recurring losses, an accumulated deficit of S$45,525,641 and our negative cash flows from operations as factors that may limit our ability to meet obligations over the next twelve months from the date our financial statements are issued.

To fund our operations over the next twelve months, we intend to employ the following measures:

Debt Facilities. We have strengthened our liquidity position through new financing arrangements, including a short-term loan of S$500,000 and a long-term bank loan of S$700,000 with a five-year repayment term from several bank and financial institution.

Advances from Shareholders and Related Parties. Given our negative cash flow from operations, our shareholder Mr. Sim Eng Tong has indicated a willingness to provide additional working capital advances and/or novation of existing liabilities, subject to board approval. To date, advances of S$2 million have been committed, of which S$2 million remains available.

Revenue from Authorized Distributor. We have secured significant commercial orders from our Distributor that provide upfront cash inflows. In December 2024 and April 2025, we received two purchase orders for 80,000L digesters, with associated down payments of up to 50% expected by August 2025, which amounted to S$3.8 million. An additional purchase order for 80,000L digester is anticipated in June 2025, also with a 50% down payment. These orders represent meaningful revenue opportunities and contribute to meeting our short-term funding requirements.

Beyond the next twelve months, we plan to achieve a self-sustaining capital structure through:

Revenue Growth and Positive Cash Flow. We anticipate achieving break-even cash flow from operations by the end of fiscal year 2026, driven by scaling of our core product line, expansion into adjacent markets, and incremental margins from licensing agreements. Achieving this milestone will significantly improve our credit profile and reduce reliance on external financing.

Ability to Obtain Financing. Our ability to secure debt or equity financing—particularly given our working capital deficit and negative operating cash flow—depends on a variety of factors, including prevailing market conditions, investor sentiment toward our industry, the advancement of our product candidates and the continued support of our current shareholders. While no arrangements are guaranteed, we believe that the demonstrated commitment of key investors, the flexibility of our related-party financing sources and our cost-reduction initiatives position us to obtain the capital necessary to continue as a going concern.

In assessing our liquidity, we continuously monitor and analyze our available cash, as well as our operating and capital expenditure commitments. Our primary liquidity needs include fulfilling working capital requirements, covering operating expenses, and meeting capital expenditure obligations. To finance our working capital needs, we have utilized equity financing through share allotments and capital contributions from shareholders, alongside cash generated from operations.

Given the current financial situation and based on available information, we expect that our cash on hand will be sufficient to meet our working capital requirements within the normal operating cycle of the next twelve months from the date these financial statements are issued.

However, should we face challenges in meeting our working capital needs within the twelve-month period, we may consider supplementing our available funds through the following sources:

●	additional equity financing from major shareholders or third-party investors; and/or

●	financial support from financial institutions, major shareholders, and related parties.

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the issuance of these financial statements. However, there is no guarantee that we will be successful in executing our plans. Various factors, such as fluctuations in demand for our products, changes in market conditions, and the broader capital market environment in Singapore, could impact our ability to implement these plans.

Summary of Cash Flow

		For the Years Ended December 31:		Increase (Decrease)
	2023	2024	2024	$	%
	S$	S$	US$
Cash and cash equivalent – beginning of the year	139,378	313,315	229,333	173,937	125%
Net cash used in operating activities	(1,897,597)	(3,235,902)	(2,368,542)
Net cash used in investing activities	(11,544)	(104,743)	(76,667)
Net cash used in financing activities	2,083,324	4,568,460	3,343,917
Net changes in cash and cash equivalent	174,183	1,227,815	898,708	1,053,632	60%
Effects of changes in foreign exchange of cash	(246)	3,803	2,784

Cash and cash equivalent – end of the year	313,315	1,544,933	1,130,825	1,231,618	393%

Operating Activities

For the year ended December 31, 2024, net loss of S$2,770,705 adjusted for non-cash items which included depreciation, amortization, provisions, and non-cash items totalling S$3,021,930. This was offset against net cash outflow arising from the net change in operating assets and liabilities of S$3,487,127.

For the year ended December 31, 2023, net loss of S4,958,407 adjusted for non-cash items which included depreciation, amortization, provisions, and non-cash items totalling S$3,014,152. This was further accelerated by net cash inflow arising from the net change in operating assets and liabilities of S$46,658.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 consists of purchase of plant and equipment in the amount of S$105,920. This was offset against net cash inflow arising from disposal of plant and equipment to third party.

Net cash used in investing activities for the year ended December 31, 2023 consist of purchase of plant and equipment in the amount of S$11,544.

Financing Activities

For the financial year ended December 31, 2024, the group’s financing activities generated a net cash inflow of S$4,568,460, primarily from the issuance of new shares amounted to S$3,450,000 and bank borrowings of S$2,568,811. This was offset by repayments for finance lease and bank borrowings.

For the financial year ended December 31, 2023, the group’s financing activities generated a net cash inflow of S$2,083,324, primarily driven by proceeds from loans from third parties amounted to S$835,668, advances from related parties and director amounted to total of S$2,601,616. This was offset by repayments for finance lease, third party loan and bank borrowings.

For more details, see statement of cashflow to the consolidated financial statements.

Material Cash Requirements from Known Contractual and Other Obligations

As of December 31, 2024, our material cash requirements primarily consist of day-to-day operating expenses, capital expenditures, and contractual obligations related to our facility leases, financing arrangements, and amounts due to related parties, directors, and third parties. All of our office facilities are leased. Lease obligations are projected to be settled through ongoing business cash flow.

We had the following contractual obligations and lease commitments as of December 31, 2023:

Contractual Obligations	Total		Less than 1 year		2 – 7 years
Operating lease commitment	S$	1,477,621	S$	470,632	S$	1,006,989
Loan repayment	S$	204,896	S$	49,198	S$	155,698
Amounts due to directors	S$	3,237,898	S$	3,237,898	S$	-
Amounts due to related parties	S$	7,624,582	S$	80,000	S$	7,544,582
Amount due to shareholder	S$	1,700,000	S$	1,700,000	S$	-
Amounts due to third parties	S$	4,010,727	S$	3,509,985	S$	500,742
Total Obligations	S$	18,255,724	S$	9,047,713	S$	9,208,011

We had the following contractual obligations and lease commitments as of December 31, 2024:

Contractual Obligations		Total		Less than 1 year		2 – 7 years
Operating lease commitment	(1)	S$	1,086,110	S$	452,051	S$	634,059
Loan repayment	(2)	S$	2,855,686	S$	48,342	S$	2,807,344
Amounts due to directors	(3)	S$	1,547,760	S$	1,547,760	S$	-
Amounts due to related parties	(4)	S$	1,571,794	S$	151,000	S$	1,420,794
Amounts due to third parties	(5)	S$	1,286,579	S$	1,103,163	S$	183,416
Total Obligations		S$	8,347,929	S$	3,302,316	S$	5,045,613

(1)	The Company’s total lease liabilities will be settled over the term of the leases. The most significant lease liabilities relate to motor vehicle leases due to their longer lease terms compared to office premises.

(2)	The Company has a 5-year loan agreement with ANEXT Bank amounting to S$2,700,000, bearing interest at 6% per annum.

(3)	The amount S$20,000 is fully settled as of the reporting date. The remaining balance is repayable on demand and is interest free.

(4)	The amount S$151,000 is fully settled as of the reporting date. The remaining balance is repayable on demand and is interest free.

(5)	The amount S$288,412 is fully settled as of the reporting date. The remaining balance is repayable on demand and is interest free.

Discussion of Material Cash Requirements

As of December 31, 2024, we have total known contractual obligations of S$3.9 million, of which S$0.5 million is due within the next 12 months (excluding amounts repayable on demand). These short-term obligations include lease commitments, immediate financing repayments, and on-demand settlements to directors and third parties.

Short-term cash requirements, due within the next 12 months, amount to approximately S$0.5 million. These primarily consist of lease payments, scheduled loan interest and principal installments. The Company expects to meet these obligations through operating cash flow generated from its ongoing business activities and available cash reserves.

Medium and long term cash requirements, totaling approximately S$3.4 million, include the remaining balance of the loan principal due at maturity and future lease payments. Of the total amount of approximately S$1.6 million due to directors, related parties, and third parties, S$459,412 was fully settled subsequent to the reporting date in 2025, while the remaining balance is interest-free and repayable on demand, thereby affording the Company greater flexibility in its liquidity management.

The Company’s loan agreement with ANEXT Bank requires a lump sum repayment of S$2.7 million principal at the end of its 5-year term, with interest payable annually at 6% per annum. This obligation is secured by properties owned by a shareholder, which aligns with the Company’s capital management strategy.

We have no material off-balance sheet arrangements and maintain access to operational cash flows and external capital sources to meet our obligations as they fall due.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Group bases its estimates on historical experience, current business factors, and various other assumptions that the Group believes are necessary to be considered   to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Group is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Group’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Group’s consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Group’s operating environment evolves.

We have summarized our significant accounting policies, estimates, and judgments, along with our evaluation of recent accounting pronouncements—such as those related to revenue recognition and government grants—in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The following discussion focuses on accounting policies that management considers most critical to portraying our historical financial condition and results of operations, as they require significant judgment, complexity, and subjectivity. Companies in similar industries may apply different estimation methods, which could impact the comparability of our financial condition, results of operations, and cash flows.

Critical Accounting Estimates

Estimate for the measurement of Expected Credit Loss (ECL) allowance for trade receivables

We apply significant judgment to determine the amount of credit loss that is expected to arise from outstanding receivables. Our estimate is based on a variety of factors, including the aging of receivables, the financial health and creditworthiness of our customers, historical payment patterns, and current economic conditions.

We also consider forward-looking information, such as market trends and potential changes in the credit risk environment. The ECL allowance is calculated using a combination of historical data and forecasted data to estimate potential losses over the expected collection period. Any changes to our assumptions or in the economic environment may result in adjustments to the allowance, impacting our financial position and results. This estimate is crucial in ensuring that our trade receivables are fairly presented and that we adequately account for the risk of non-payment.

As of December 31, 2023, and December 31, 2024, the balance of allowance for expected credit losses against trade receivables were S$53,851 and S$53,064, respectively.

Recognition of deferred tax assets

We consider the availability of future taxable profits against which deductible temporary differences and tax losses carried forward can be utilized. This estimate requires significant judgment, as it involves evaluating our ability to generate sufficient taxable income in the future. Factors such as historical performance, expected future earnings, and the timing of the reversal of temporary differences are carefully considered. Additionally, we assess any potential changes in tax laws, business conditions, and other relevant circumstances that may impact our ability to realize these deferred tax assets. If it is determined that it is more likely than not that sufficient future taxable profits will not be available, we may be required to reduce the carrying amount of our deferred tax assets, which would impact our financial position and results.

This estimate is critical to ensure that our deferred tax assets are appropriately recognized and that we reflect a realistic expectation of their future utilization. As of December 31, 2023, and December 31, 2024, the balance of deferred tax assets were S$1,930,600 and S$1,716,335, respectively.

Impairment of intangible assets and goodwill

We apply significant judgment to determine whether the carrying value of these assets exceeds their recoverable amount. This involves evaluating factors such as estimated future cash flows expected to be generated from the intangible assets and goodwill, as well as the appropriate discount rates to apply.

We also consider changes in market conditions, industry trends, and other external factors that may affect the value of these assets. The testing for impairment is performed annually or when there are indicators that the carrying amounts may not be recoverable. If impairment is identified, we write down the carrying value of the intangible assets and goodwill, with the corresponding loss recognized in the income statement. This estimate is critical, as it requires subjective assumptions about future performance and economic conditions, and any changes could significantly impact our financial position and results.

During December 31, 2023, the Group recognized an impairment of goodwill amounting to S$5,236 related to its investment in a subsidiary. This impairment was determined following a review of the subsidiary’s carrying value, considering factors such as its financial performance and outlook. The impairment has been reflected in the financial statements for the year ended December 31, 2023.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

Management monitors the Group’s liquidity position regularly.

Market Risk

Market risk is the fair value of future cash flows of a financial instrument that will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk, and price risk. The Group’s exposure to market risk is primarily on account of foreign currency exchange rate risk and interest rate risk:

Foreign Exchange Risk

While our reporting currency and combined revenues are denominated in the U.S. dollar, most of our operating expenses are denominated in Singapore Dollar. As a result, we are exposed to foreign exchange risk as our operating expense may be affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore Dollar. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

OUR CORPORATE STRUCTURE AND HISTORY

Corporate History

Biomax was founded in Singapore in 2009 and officially commenced operations in August of that year, driven by a mission to mitigate the escalating issues of environmental pollution and the growing volume of organic waste worldwide.

The origins of Biomax trace back to the 1990s, when our founder and Chief Executive Officer, Mr. Sim Eng Tong, observed the significant quantities of food waste being generated globally. This experience planted the seed for a revolutionary approach to waste management, sparking his passion to develop sustainable solutions. In 2004, Mr. Sim partnered with Dr. Puah Chum Mok, an expert in biotechnology, to embark on a research and development (“R&D”) initiative aimed at creating an efficient organic waste treatment system. After five years of rigorous R&D, their efforts culminated in the successful commercialization of Biomax’s inaugural product in 2009: the patented Rapid Thermophilic Digestion System. This breakthrough technology, paired with the development of our flagship BM1 enzymes—a natural cocktail of microorganisms—enables the rapid conversion of organic waste into organic fertilizer under aerobic, thermophilic conditions. The incorporation of Biomax Technologies Pte. Ltd. in 2009 marked the formal beginning of our journey to transform waste management practices globally. As part of a restructuring exercise to prepare our Group for this offering, Biomax Technologies Pte. Ltd. was subsequently moved out of the Group structure and is being liquidated to avoid incurring additional costs. Today, our efforts continue under Biomax Holdings and its subsidiaries.

Since its inception, Biomax has achieved significant milestones. In 2010, we recorded our first major commercial success with the sale and installation of our first-generation 22,000-liter waste processing machine in Dubai and Indonesia. In 2011, we expanded our market presence to Australia, North America, and Egypt while launching an enhanced second-generation 22,000-liter machine, reflecting our commitment to continuous innovation.

Over the years, we have further refined our BM1 enzyme technology to address diverse applications. Key developments include a chicken feed supplement enzyme in 2011, a pork feed supplement enzyme in 2012, a coal-catalyzing enzyme in 2013, a seed treatment enzyme in 2016, an insecticide enzyme in 2017, and a biofilter enzyme in 2021. These advancements underscore our dedication to expanding the utility of Biomax’s core technology across multiple industries, including agriculture, energy, and environmental management.

Biomax Holdings was incorporated in Singapore on December 23, 2010 and serves as the investment holding entity, safeguarding the patents for the innovative technologies and inventions that drive the Group’s vision. To operationalize the technologies, Biomax Green was incorporated in Singapore on April 13, 2011. It became the Group’s core operating arm, managing relationships with customers, distributors, and suppliers, and overseeing the deployment of the RTD System and BM1 enzyme. Furthering innovation, Blu Bio was incorporated in Malaysia on June 6, 2018, with a dedicated focus on research and development. This entity is tasked with enhancing existing products and spearheading the invention of new solutions. Expanding into the organic products market, Greenwaze Ecology was incorporated on January 11, 2019 in Malaysia. It specializes in the sales of organic insecticides and potting soil, with a primary focus on the Malaysian market. Recognizing the importance of future growth and diversification, Dawnsion Universal was incorporated in Singapore on January 8, 2020. It represents the Group’s forward-looking strategy to support expansion initiatives.

SunHo BioTech Group Ltd, or Biomax Cayman, the issuer in this offering, was incorporated in the Cayman Islands on March 21, 2025 for the purposes of this offering. [In 2025, in preparation for this offering, we effected a reorganization of our corporate structure, whereby all shareholders (except for Mr. Eng Tong Sim) of Biomax Holdings swapped their shares in Biomax Holdings for Class A Ordinary Shares in Biomax Cayman and Mr. Eng Tong Sim swapped his shares in Biomax Holdings for Class B Ordinary Shares in Biomax Cayman. As a result, Biomax Cayman became the parent company holding 100% equity interests in Biomax Holdings, and in turn holds 100% equity interests in all the four subsidiaries, namely Biomax Green, Dawnsion Universal, Blu Bio and Greenwaze Ecology.]

Corporate Structure

This is an offering of the Class A Ordinary Shares of SunHo BioTech Group Ltd, a Cayman Islands exempted company with limited liability, which is a holding company with no material operations of our own. We conduct our operations through our wholly-owned Singapore and Malaysia operating subsidiaries.

Because we are incorporated under the laws of Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections titled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

Our subsidiaries will remain the same prior to and after this Offering. The chart below illustrates our corporate structure and identifies our subsidiaries prior to and after our Group’s initial public offering:

Name	Background	Ownership
SunHo BioTech Group Ltd (“Biomax Cayman”)	Incorporated on March 21, 2025 as an exempted company with limited liability under the laws of Cayman Islands.	See “Principal Shareholders” for details of our shareholding structures immediately prior to and after this Offering.

Biomax Holdings Pte Ltd (“Biomax Holdings”)	Incorporated on December 23, 2010 as a private company limited by shares under the laws of Singapore.	100% owned by Biomax Cayman.

Biomax Green Pte Ltd (“Biomax Geen”)	Incorporated on April 13, 2011 as a private company limited by shares under the laws of Singapore.	100% owned by Biomax Holdings.

Dawnsion Universal Pte Ltd (“Dawnsion Universal”)	Incorporated on January 8, 2020 as a private company limited by shares under the laws of Singapore.	100% owned by Biomax Holdings.

Blu Bio (M) Sdn Bhd (“Blu Bio”)	Incorporated on June 6, 2018 as a private limited company under the laws of Malaysia.	100% owned by Biomax Holdings.

Greenwaze Ecology Sdn Bhd (“Greenwaze Ecology”)	Incorporated on January 11, 2019 as a private limited company under the laws of Malaysia.	100% owned by Biomax Holdings.

Our Controlling Shareholder currently, directly and indirectly, owns 100% of our outstanding Class B Ordinary Shares, representing approximately [*]% of our total voting power, and, upon consummation of this Offering, our Controlling Shareholder will continue to own [*]% of our outstanding Class B Ordinary Shares, which represents approximately [*]% of the total voting power of our outstanding Ordinary Shares (or approximately [*]% of the total voting power of our outstanding Ordinary Shares if the Underwriter’s option to purchase additional Shares is exercised in full). See “Risk Factors—Risks Related to Our Corporate Structure.”

INDUSTRY OVERVIEW

The global waste management industry is undergoing significant transformation, driven by increasing urbanization, population growth, and evolving consumption patterns. Traditional waste disposal methods, such as landfilling, are creating environmental challenges, including soil and water contamination, greenhouse gas emissions, and inefficient resource utilization. This has led to growing pressure from regulators, consumers, and businesses for more sustainable and effective waste management solutions.

A critical challenge within the waste management sector is the efficient processing of organic waste, which encompasses food waste, agricultural residues, and municipal solid waste. Existing organic waste processing methods, including composting and anaerobic digestion, face limitations in terms of processing time, scalability, odour control, and overall environmental footprint. Consequently, there is an increasing need for innovative technologies that can accelerate the conversion of organic waste into valuable end-products, such as organic fertilizers and other soil amendments.

According to the Organic Waste Market: Global Industry Analysis and Forecast (2024-2030) published by Maximize Market Research in March 20241, the global organic waste market is experiencing significant growth, with an estimated Compound Annual Growth Rate (CAGR) of 4.6% from 2024 to 2030. The market size is projected to increase from USD 39.02 billion in 2023 to USD 53.46 billion by 2030. This growth is driven by the increasing need for sustainable waste management solutions and the rising demand for organic fertilizers.

The agricultural sector is also experiencing a shift towards sustainable practices. The demand for high-quality organic fertilizers is rising as farmers seek to improve soil health, enhance crop yields, and reduce reliance on synthetic fertilizers. This trend is further supported by increasing consumer awareness of the benefits of organic produce and sustainable agriculture.

The industry is characterized by ongoing technological advancements and increasing competition. Companies operating in this sector face challenges such as the need to adapt to evolving regulations, manage technological risks, and compete effectively on factors such as cost, efficiency, and environmental performance.

1 https://www.maximizemarketresearch.com/market-report/global-organic-waste-market/102098/

BUSINESS

Overview

We are a Singapore-based high-tech bioscience company, established in 2009, dedicated to transforming waste management and sustainable agriculture through groundbreaking scientific innovation. Our origins trace back to the 1990s, when our founder and Chief Executive Officer, Mr. Eng Tong Sim, observed the mounting global crisis of food waste during his travels and resolved to address it with a pioneering solution. Partnering with Dr. Chum Mok Puah, a renowned biotechnology expert, they embarked on five years of rigorous research and development, blending their expertise to create our flagship innovation: the patented Rapid Thermophilic Digestion System (the “RTD System”). This milestone marked the birth of Biomax, a company rooted in a vision to harness bioscience for environmental and agricultural advancement.

At the heart of our operations is our fully commercialized RTD System, realized through our Biomax Digester, an aerobic digestion platform that embodies years of research into microbial kinetics and thermophilic processes. Patented by our founders, this system rapidly converts organic waste into 100% organic fertilizer within just 24 hours—a feat that outstrips conventional waste processing methods reliant on months-long decomposition. Driving this efficiency is our patented BM1 enzymes, a meticulously engineered microbial consortium developed through sophisticated bioscience techniques. This naturally derived blend of microorganisms thrives in the Biomax Digester’s controlled, oxygen-rich, high-temperature environment, breaking down complex organic compounds into simpler, nutrient-rich matter with exceptional speed and precision. The Biomax Digester itself, an automated and enclosed high-tech apparatus, optimizes this process by maintaining ideal conditions—continuous stirring, durability, and minimal maintenance—ensuring consistent, high-quality output free of odors, pathogens, and harmful by-products.

Our technology addresses a critical need for businesses across multiple industries seeking sustainable waste disposal solutions. The RTD System is versatile, processing a wide range of organic waste streams, including agricultural wastes (e.g., sugarcane, palm oil, grain husks, fruit pulp), animal wastes (e.g., animal manure, slaughterhouse by-products, egg processing waste such as eggshell waste), municipal wastes (e.g., food waste, and horticulture waste), and sludge (e.g., wastewater sludge, sewage sludge and biogas sludge). By converting these waste materials into high-quality organic fertilizer, Biomax not only mitigates environmental pollution but also supports sustainable agricultural practices, delivering a dual benefit to both the planet and our customers.

Our patented bioscience technologies—the RTD System and BM1 enzymes—represent the pinnacle of our high-tech bioscience approach, seamlessly merging biological innovation with technological prowess to deliver unparalleled scalability, efficiency, and environmental impact. By transforming organic waste into a valuable resource, we empower municipalities, businesses, and farmers to address waste challenges sustainably while enhancing agricultural productivity. This focus on patented, science-driven solutions positions us as a potential leader in the global shift toward a circular economy, where waste becomes a cornerstone of ecological and economic value.

Currently, our primary revenue generation centers around the commercialized RTD System, which includes the Biomax Digester and the essential BM1 enzyme. We have sold our RTD System directly to customers in countries such as Singapore, Malaysia, China, Cambodia, Thailand, and through exclusive distributors in Australia, New Zealand and United States. We are also actively pursuing sales opportunities in new markets, including Saudi Arabia, Europe, Hong Kong, and Macau.   We have been negotiating with potential customers from Saudi Arabia and Europe who are interested in buying our Biomax Digesters. In Hong Kong and Macau, our staff is actively seeking distributors to expand our presence. As of the date of this prospectus, no definitive agreements have been entered into for these market expansions. Our recurring revenue is driven by the exclusive sale of the BM1 enzyme to owners of our RTD system, creating a continuous link to our core technology. RTD System owners are contractually obligated to purchase the BM1 enzyme directly from us.

In addition to our main RTD System, we also produce and distribute organic fertilizers and related organic products, such as potting soils, plant supplements, and bio-insecticides. While these currently represent a smaller portion of our sales, we are actively working to expand this segment significantly in the coming years. These products are currently available through direct sales to nurseries, farmers, and garden centers, as well as via online platforms, primarily within local markets in Singapore.

Our Corporate Vision and Mission

Biomax was established in response to the pressing global challenges of environmental pollution and the ever-increasing volume of organic waste generated by modern society, leveraging our expertise as a high-tech bioscience company. Our mission is to provide transformative solutions through the power of advanced bioscience, embodied in our patented advanced aerobic RTD System, proprietary BM1 enzyme, and a suite of organic agricultural products. We are committed to empowering a diverse range of stakeholders—individuals, municipalities, businesses, and farmers—with the tools to rapidly and effectively process organic waste into high-quality fertilizers.

Driven by a passion for bioscience innovation and a dedication to ecological responsibility, we aspire to redefine the landscape of waste management by harnessing innovative technology to convert organic waste into a cornerstone of sustainability. Our vision is to revolutionize the industry, creating a world where waste is no longer a burden but a resource that fuels enriches agricultural systems and mitigates environmental degradation. We aim to lead the charge in building a global circular economy, reducing landfill dependency, curbing greenhouse gas emissions, and promoting sustainable practices that benefit communities, businesses, and ecosystems alike. By setting new standards in efficiency and ecological impact, Biomax seeks to inspire a future where environmental stewardship and economic prosperity go hand in hand.

 Our Competitive Strengths

Our main competitive strengths are as follows:

Our RTD System revolutionizes waste processing with its rapid and high-efficiency performance.

Our proprietary and patented RTD System is a defining advantage, setting Biomax apart with its unmatched speed and efficiency. Leveraging our BM1 enzymes, RTD System converts organic waste into organic fertilizer in as little as 24 hours, far faster than the months required by traditional composting. Moreover, aerobic digestion, as employed by our RTD System, typically achieves rapid waste breakdown due to the high metabolic activity of oxygen-fueled microorganisms. The RTD System processes organic waste into organic fertilizer in just 24 hours, compared to anaerobic systems, which often require days to weeks to produce biogas and digestate. This speed reduces processing time and operational costs, making it ideal for clients needing quick waste-to-resource turnarounds. Although aerobic systems require aeration (e.g., via fan blowers), our RTD System optimizes this through thermophilic conditions—high temperatures that boost microbial activity—reducing energy demands compared to prolonged anaerobic processes. Aerobic digestion also adapts more readily to varying waste types without the strict oxygen-free conditions anaerobic systems demand, providing operational versatility for diverse clients. The technological edge of our RTD System provides customers with unmatched efficiency, distinguishing us from conventional waste treatment competitors.

Our RTD System eliminates pathogen, reduces odor, and does not produce methane, contributing to environmental sustainability.

The aerobic feature of our RTD System excels at neutralizing odorous compounds and eliminating pathogens through oxygenation and heat generation, producing an odorless, sanitized output. We leverage this advantage to deliver high-quality, odor-free organic fertilizer, unlike anaerobic systems, which can emit foul-smelling gases like hydrogen sulfide during biogas production. This makes our solution more appealing for urban and community applications. Our technology also tackles a critical environmental issue: methane emissions from landfills, a potent greenhouse gas 25 times more effective at trapping heat than carbon dioxide. Unlike traditional anaerobic decomposition in landfills, our controlled RTD System process diverts organic waste, significantly cutting methane output while transforming it into usable resources. This aligns with our strong sustainability focus, reducing pollution and supporting businesses in achieving carbon footprint reduction goals, enhancing their environmental credentials. Our RTD System offers an alternative to incineration and landfilling, which release pollutants or generate methane and leachate that harm soil and water.

Our sustainability focus drives a circular economy that benefits both the environment and our clients.

Biomax’s strong emphasis on sustainability aligns with global environmental priorities and the rising demand for circular economy models, a key differentiator in the market. By reducing organic waste, recovering valuable resources, and minimizing landfill use and methane emissions, our solutions contribute to a regenerative economy. The resulting organic fertilizer, rich in organic matter, enhances soil health, fertility, and water retention, outperforming chemical fertilizers and reducing reliance on synthetic inputs. This customer-centric approach supports sustainable farming practices, boosting crop yields and distinguishing Biomax from competitors with standardized offerings, and resonates with governments, businesses, and communities striving to meet sustainability goals, reinforcing our position as a trusted partner in resource recovery and ecological stewardship.

Our scalable, tailored solutions deliver flexibility, precision and simplified outputs to meet diverse client needs.

Our technology’s adaptability allows it to scale across diverse applications—from small farms to large municipal systems; while our customer-centric approach ensures tailored solutions for each client’s unique waste streams and challenges. Unlike competitors with standardized offerings, Biomax collaborates closely with customers to optimize resource recovery and minimize environmental impact, delivering bespoke systems that enhance efficiency and value. Also, while anaerobic digestion generates biogas (methane and carbon dioxide) alongside digestate, aerobic digestion focuses on producing a stable, compost-like organic fertilizer without the complexity of gas capture and utilization. Our aerobic RTD System yields a nutrient-rich fertilizer, directly supporting sustainable farming by improving soil health and reducing reliance on chemical inputs—no additional infrastructure for biogas management required. This scalability and customization capability meet the varied needs of industries and communities, solidifying our competitive edge.

Our seasoned management team ensures expert execution and dependable outcomes.

Our seasoned management team brings extensive expertise in organic waste treatment, spanning agricultural, industrial, and municipal waste types. This deep knowledge enables us to tackle complex challenges with proven, innovative strategies, ensuring the reliability and adaptability of our solutions. Our experience strengthens our ability to deliver consistent, high-quality results, building trust with clients and differentiating us through operational excellence.

Our distribution networks in Australia, New Zealand and United States amplify our market presence and operational reach.

We have exclusive distributors in Australia, New Zealand, and the United States. These exclusive distributors, combined with direct sales and purchases to waste management firms, agricultural distributors, farms, and other private entities, significantly amplify our market presence. Exclusive distributors enhance our reach by leveraging their established networks, local expertise, and strong relationships with regional customers, enabling faster market penetration and brand recognition. Their focus on our products ensures consistent promotion, streamlined logistics, and tailored sales strategies, which strengthen our competitive edge in high-growth regions.

Our Flagship – Rapid Thermophilic Digestion System

Our flagship patented RTD System is a breakthrough aerobic waste treatment technology comprising the Biomax Digester and our proprietary BM1 enzymes, and a fully commercialized solution for organic waste management. This system leverages a unique composition of naturally occurring microorganisms—our BM1 enzymes—to rapidly convert organic waste into 100% organic fertilizer (i.e., complete conversion of all input waste into organic fertilizer with no by-products or secondary waste streams) within 24 hours. Our BM1 enzymes are a proprietary, naturally derived microbial cocktail which contains a variety of naturally occurring micro-organisms. Operating under thermophilic conditions in an aerobic environment with continuous stirring, the BM1 enzymes break down complex organic compounds into simpler, nutrient-rich matter with unparalleled speed and efficiency. The Biomax Digester, a specially designed, automated, and enclosed machine, optimizes this process by providing an ideal environment for the enzymes, ensuring high durability, minimal maintenance, and consistent output. The result is an odorless and pathogen-free organic fertilizer, free of harmful by-products. As a complete and fully commercialized product, the RTD System can be deployed across a wide range of applications, from small-scale agricultural operations to municipal waste processing facilities.

The RTD system is a complete solution, including a biomixer, thermal oil heater, input and output conveyors, and an initial 6-month supply of BM1 enzyme. The digestion process, from waste input to product discharge, completes within a 24-hour cycle, excluding pre-processing, post-processing and material handling, which are managed by our customers. Our RTD system is not custom-built for individual customers, instead, we offer our Biomax Digestors in seven standardized sizes to accommodate diverse capacity requirements:

	5000L Model		1,000L Model		2,000L Model		4,000L Model		6,000L Model		22,000L Model		80,000L Model
Input Capacity	250	kg	500	kg	1000	kg	2000	kg	3000	kg	15,000	kg	50,000	kg
Output Capacity	175	kg	350	kg	700	kg	1400	kg	2100	kg	10,500	kg	35,000	kg
Waste Reduction	30%		30%		30%		30%		30%		30%		30%

To optimize the performance of the RTD System, customers are responsible for managing the following operational requirements, tailored to their specific waste inputs and desired output specifications:

●	Pre-Processing: For organic waste with large particles, such as food scraps or agricultural residues, shredders or crushing machines are recommended to reduce particle size, ensuring efficient processing within the Biomax Digester. Pre-processing time varies depending on the waste volume and equipment used.

●	Post-Processing: Depending on the intended use of the organic fertilizer, equipment such as sieving, packing, and sealing machines may be required to prepare the final product for storage, distribution, or application. Post-processing time varies depending on the desired packaging and refinement specifications.

●	Material Handling: For large-scale operations utilizing the 22,000L Biomax Digester, material handling equipment, such as a skid steer loader, may be necessary to facilitate the efficient loading of organic waste and unloading of processed fertilizer.

These pre-processing, post-processing, and material handling components are optional and not included in the standard RTD System, as their necessity varies based on the customer’s specific waste characteristics and output goals. To support optimal performance, we provide expert recommendations for selecting compatible pre- and post-processing machinery and equipment tailored to each customer’s unique operational needs.

The process of our RTD System mainly comprises the following:

1. Organic Waste Preparation

Organic waste is carbon-containing substances that are of biological origin, and may be derived from living or formerly living organisms. It includes agricultural waste, food waste, organic refuse, mill effluent, municipal waste, sewage, sludge, animal waste, industrial waste or any combination thereof. Examples of agricultural waste include sugarcane, palm oil, grain husks, fruit pulp, etc. Examples of animal waste include animal manure, slaughterhouse by-products, egg processing waste such as eggshell waste, dead animals, animal offal, etc. One or more types of organic waste may be used in the treatment under our RTD System. For example, oil palm decanter cake may be used together with chicken manure, or food waste may be used together with palm oil mill effluent sludge.

2. Pre-processing

Before treatment, organic waste may require pre-processing to optimize its suitability for RTD System’s aerobic digestion process. For large solid organic waste, pre-processing typically involves reducing particle size to a preferred range of 5 mm to 10 mm, a critical factor in enhancing treatment efficiency and ensuring effective decomposition. Another key step is adjusting moisture content, which varies widely across waste sources and directly affects the amount of material available for conversion into organic fertilizer. These pre-processing measures ensure consistent performance and maximize the yield of high-quality outputs.

3. Addition of Bulking Materials

After pre-processing, the organic waste or combination of more than one type of organic waste, may optionally be combined with additional organic substances, known as bulking materials, to enhance conversion of the organic waste by the microorganisms or to increase the nutrient level of the organic fertilizer produced by the digestion process. Such bulking materials may be, for example, carbon sources such as ash, saw dust, dried leaves, wood shavings, and the like. Blending the pre-processed waste with other bulking materials serves multiple purposes:

●	Improved microbial activity: Bulking materials create space within the waste mixture, enhancing air circulation and preventing excessive compaction, which ensures optimal aerobic conditions for the BM1 enzymes to efficiently break down organic matter.

●	Nutrient balance: They help balance the carbon-to-nitrogen ratio, a critical factor for microbial activity, by increasing carbon levels, which supports the rapid decomposition process.

●	Moisture regulation: Bulking materials absorb excess moisture, maintaining an ideal moisture level to facilitate efficient digestion and prevent overly wet conditions that could hinder microbial performance.

This optional mixing step is managed by the customers and tailored to the specific waste characteristics and desired fertilizer quality. No modifications to the standard Biomax RTD System are required to incorporate these materials.

4. Waste Treatment with BM1 Enzymes in Biomax Digester

RTD System’s treatment process involves mixing organic waste in the Biomax Digester with our proprietary BM1 enzyme—a blend of a variation of microorganisms—under controlled conditions to convert it into organic fertilizer while sequentially heating it to eliminate pathogens. This process degrades or transforms chemical compounds within the waste, neutralizing odorous substances to render it odorless or converting carbon and nitrogen compounds to enhance nutrient content. The BM1 enzyme’s microorganisms secrete enzymes that drive these reactions, ensuring efficient waste transformation. A 6-month supply of BM1 enzyme is included with the initial purchase of an RTD System, ensuring customers can begin operations seamlessly. The enzyme is consumed during each 24-hour digestion cycle and must be replenished for every new batch processed in the Biomax Digester. The required dosage is 1 kg of BM1 enzyme per ton of organic waste processed. For example, a customer operating a 22,000L Biomax Digester processing a 15,000 kg batch of organic waste will require 15 kg of BM1 enzyme per batch. If the customer processes 24 batches per month, their monthly BM1 enzyme consumption would total 360 kg.

Once seeded with BM1 enzymes, the organic waste mixture will be stirred in the Biomax Digester. The treatment environment is automatically monitored and optimized based on preset settings—adjusting factors such as moisture, temperature, aeration, nutrient supply, and pH—to maximize conversion efficiency. This fully automated process requires no ongoing operator intervention or supervision during digestion, with operators involved only in the initial seeding of BM1 enzymes and loading of organic waste, as well as the final discharge of organic fertilizer. Optimal conditions depend on the selected microbial mix. The BM1 enzyme features a diverse culture of microorganisms adept at degrading carbon compounds and fixing nitrogen. The microorganism solution may further comprise additives and nutrients for promoting growth of the microorganisms and enhancing their degradation or nitrogen fixation activity on the organic waste to thereby enhance the efficacy and efficiency of the process. Organic waste would be treated at high temperatures, eliminating harmful pathogens.

The process may further comprises the step of aerating the organic waste, for example by pumping in air from fan blowers during the treatment. The air may be provided continuously during the treatment, or may be provided periodically according to a pre-determined regime.

5. After Treatment

After treatment of organic waste product is typically left to cool for several hours by sparging air to the treated organic waste. The cooled organic waste is then typically allowed to age for one to five days to form an organic fertilizer product prior to being packaged.

Key Advantages of Implementing the RTD System

We believe our proprietary RTD System delivers a range of compelling benefits, enhancing waste management and sustainable agriculture for our clients:

Rapid Fertilizer Production. Our RTD System reduces the time to produce organic fertilizer from several months, as required by traditional composting, to just one to several days. It is achieved through the use of our proprietary BM1 enzymes, which accelerate aerobic digestion under optimized conditions controlled and monitored in the Biomax Digester. Such reduced processing duration enables faster turnaround and scalability for commercial operations. It also reduces costs by substantially lowering energy consumption compared to conventional methods that rely on prolonged decomposition or energy-intensive aeration, and decreasing labor costs by automating and streamlining the waste-to-fertilizer conversion process. Our RTD System offers an economical alternative for businesses and municipalities managing large volumes of organic waste.

Odor Elimination. Our RTD System completely neutralizes the foul odors typically associated with organic waste decomposition. It produces an odorless organic fertilizer, enhancing its appeal for agricultural and consumer use, and improving environmental and community acceptance.

Cost and Energy Efficiency. Optimized thermophilic conditions in the RTD System enhance microbial activity, lowering energy demands across all operational stages, including pre-processing, aeration via blower fans, and air sparging, compared to prolonged processes. The speed and scalability of the RTD System reduce labor and infrastructure costs.

Enhanced Fertilizer Quality. Our RTD System, incorporating the BM1 enzyme, significantly enhances fertilizer quality by accelerating the organic waste digestion process and enriching the final product with soil-beneficial microorganisms that make up our BM1 enzyme. The BM1 enzyme not only speeds up decomposition but also persists in the organic fertilizer as soil-beneficial microbes that promote plant growth and agricultural productivity. This results in pathogen-free organic fertilizers with elevated nutrient levels and high organic matter content, which improve soil fertility and crop yields more effectively than traditional compost or synthetic alternatives. For instance, in a farm trial conducted in collaboration with a Singapore-based farm, our fertilizer demonstrated its efficacy, boosting bok choy yields by 23.7% compared to soil treated with composted chicken manure.

Wide Commercial Application. Unlike many competitors who focus solely on food waste or smaller-scale home units, our RTD System can handle a wide range of organic waste inputs, from 100 to 50,000 kg, making it an ideal solution for commercial users such as farmers, food and beverage businesses, and waste management facilities. Additionally, our system’s simplicity and affordability in deployment and operation set it apart from more complex alternatives like anaerobic digesters.

Sustainable Waste Management Solution. Our RTD System addresses the growing global challenge of organic waste disposal by transforming it into a valuable resource. It reduces landfill reliance and mitigates greenhouse gas emissions, such as methane, through controlled aerobic processing. Ultimately, it can support a circular economy by repurposing waste into eco-friendly fertilizers, aligning with sustainability goals.

(Illustration of a 80,000L Biomax Digester)

Our Business Model

Our business model centers on the commercialization of our innovative waste-to-resource technologies and sustainable agricultural products. Our revenue is generated through multiple strategic channels, leveraging our proprietary RTD System and complementary offerings to address the growing global demand for efficient waste management and eco-friendly agriculture solutions.

Commercialization of our RTD System

1. Selling Biomax Digesters

The cornerstone of our RTD System is the Biomax Digester, an advanced aerobic digester machine designed to rapidly convert organic waste into valuable outputs such as organic fertilizer. We employ a multi-faceted sales approach to maximize accessibility and market penetration:

●	Direct Sales. We sell Biomax Digesters directly to a diverse customer base. Our major customers include businesses such as waste management companies, poultry farms, hotels and factories, as well as municipalities seeking sustainable waste management solutions. This channel targets clients with the capital and infrastructure to integrate our technology into their operations.

●	Project Development. We also undertake the development and operation of waste digestion projects, either independently or in partnership with private entities. These projects generate revenue through the sale of outputs, primarily organic fertilizer for agricultural use, positioning us as a vertically integrated player in the renewable energy and sustainability sectors.

We currently do not manufacture our Biomax Digester units in-house, instead leveraging an outsourced manufacturing model to optimize production efficiency and scalability. By outsourcing the manufacturing of our Biomax Digester units primarily to established manufacturers in China, South Korea, Taiwan, and Singapore, we benefit from cost efficiencies and access to advanced manufacturing infrastructure. The manufacturers handle the complete production process, including securing the required certification to ensure compliance with international safety and quality standards. This outsourced approach allows us to focus on core competencies such as research and development, marketing, and market expansion while maintaining competitive pricing and high product quality. Each relationship is governed by non-disclosure agreements, safeguarding our proprietary designs, intellectual property, and innovative technology throughout the supply chain. This multi-region manufacturing strategy also enables us to adapt to regional market demands, reduce shipping costs for certain geographies, and align with local regulatory requirements. To secure greater control over production and accelerate design upgrades, we plan to acquire machine fabrication factories to transition toward in-house manufacturing of our Biomax Digester units. See “ – Our Business Strategies and Future Plans – Expanding global impact through targeted mergers and acquisitions” below.

We typically enter into sale and purchase agreement with our suppliers for the manufacture and purchase of Biomax Digesters, the customary and material terms of which are summarized below:

Delivery:	The digester units shall be delivered within a certain period, typically four months, from the agreement’s execution.

Payment Terms:	Payment shall be made by us in installments tied to specific milestones, including but not limited to a period after signing, delivery of the digester, completion of assembly, and a designated period post-delivery confirming no quality issues.

Intellectual Property:	The Company retains all intellectual property rights. The seller shall not infringe upon these rights, must maintain strict confidentiality of the Company’s intellectual property and confidential information, and is prohibited from using such information for its own benefit or that of any third party.

Warranty:	The seller shall provide a warranty for the digester units for a fixed period, typically two years.

Installation and Training:	The seller is responsible for providing installation services and training for the operation of the digester units.

Quality Certification:	The seller shall ensure that the digester units are certified to meet the Conformité Européenne (CE) standard, ensuring compliance with European quality and safety requirements.

Termination:	The agreement may be terminated if the Company fails to adhere to the stipulated payment schedule, is unable to maintain necessary governmental licenses for more than 30 days, or if the seller negligently fails to deliver the digester units in accordance with the agreement’s terms.

Our Biomax Digester is designed for user-friendly maintenance, enabling customers to perform routine upkeep with ease. Below are the details addressing the ongoing service needs and support offerings in relation to our Biomax Digester:

●	Maintenance Needs: The Biomax Digester is engineered for straightforward maintenance, allowing end-users to manage routine tasks independently. Upon purchase, customers receive comprehensive training covering essential maintenance activities, including cleaning, greasing, lubrication, and general inspections for wear and tear. These tasks are designed to be accessible, ensuring the system remains in optimal condition with minimal effort.

●	Optional Service Package: For customers seeking proactive support, we offer an optional service package to customers from Singapore, available at an additional fee of approximately S$250 to S$300 per service, which includes scheduled maintenance visits every three months. For customers located out of Singapore, we would provide training to enable them to perform periodic maintenance on their own. This package provides professional inspection and servicing to enhance system longevity and performance.

●	Repair Support: For minor repairs, we provide detailed guidance to customers, including part specifications, sourcing information, and step-by-step installation procedures. This support empowers customers to address minor issues efficiently.

●	Warranty Services: Biomax offers a warranty that covers reimbursement for repair costs related to defects or issues within the stipulated warranty scope and period. For example, we may offer a two-years warranty for the gear box and motor of Biomax Digester and one-year warranty for all other parts. The Customers can rely on Biomax’s support to resolve warranty-related concerns promptly.

Our customers retain full ownership and management of all fertilizer output produced from their organic waste inputs using our RTD System. The organic fertilizer output is entirely under our customers’ control, allowing them to decide how to handle, store, use, package, or sell the output based on their operational or business objectives. Customers are responsible for ensuring compliance with local regulations and bear all risks related to the storage, handling, sale, and use of the fertilizer output.

2. Selling BM1 Enzyme

Integral to the Biomax Digester’s industry-leading performance is our proprietary BM1 enzymes, a specialized microbial blend that accelerates waste decomposition and ensures high-quality outputs within a 24-hour cycle. We operate a dedicated laboratory facility in Malaysia for the production of BM1 enzymes. The production process employs the submerged fermentation method, where the enzymes and other materials are immersed in a liquid nutrient medium. All raw materials required for BM1 enzyme production are sourced from local suppliers in Malaysia. Exclusively sold to owners of the Biomax Digester, the BM1 enzyme is a mandatory purchase under the sale and purchase agreements of the Biomax Digester to ensure optimal performance and efficacy of the digestion system. Purchasers are obligated to order a fixed quantity of BM1 enzyme on a semi-annual or annual basis, sufficient for the digester’s full-capacity operation for six months per shipment. This creates a dependable, recurring revenue stream tied to our installed base of digesters, as customers replenish their enzyme supply to sustain operations. By linking enzyme sales to digester ownership, we strengthen customer retention and establish a predictable cash flow model that supports long-term growth.

We typically enter into sale and purchase agreements with individual customers for the sale of our Biomax Digester and BM1 enzymes, the customary and material terms of which are summarized below:

Payment Terms:	The purchase of the Biomax Digester requires an initial down payment, with the remaining balance payable in installments tied to specific milestones, including, for example, a payment due prior to digester shipment and 24 equal monthly installments following the handover of the digester.

Installation and Training:	The Company is responsible for installing the Biomax Digester and providing comprehensive training for its operation. The purchaser must ensure that all pre-installation requirements, as specified by the Company, are fully met prior to installation.

Warranty:	The Biomax Digester is warranted for a period of one to two years, covering specific or all parts of the digester under normal use, subject to the terms and conditions outlined in the sale and purchase agreements.

BM1 Enzyme Purchase Obligation:	Purchasers are typically required to order a fixed quantity of BM1 enzyme from the Company on a semi-annual or annual basis, sufficient to support the Biomax Digester’s full-capacity performance for a six-month period per shipment. The price of BM1 enzyme is initially fixed per kilogram, with the Company reserving the right to adjust the price within a 20% range after a three-year period.

Intellectual Property Rights:	The Company retains all intellectual property rights related to the Biomax Digester, BM1 enzyme, and associated technologies.

Termination:	The agreement may be terminated by the Company if the purchaser fails to make any payment due or commits a material breach, including failure to purchase the required quantity of BM1 enzyme, and does not remedy such breach within 30 days of receiving written notice.

We also entered into exclusive distributorship agreements with three distributors for the sales of our Biomax Digesters and BM1 enzymes in Australia, New Zealand and United States. The material terms of such agreements are summarized below:

Exclusive Distribution Rights:	We granted exclusive distribution rights in Australia for ten years (effective September 28, 2023), New Zealand for ten years (effective February 18, 2025), and the United States for ten years (effective February 18, 2025). The Company is the sole supplier of Biomax Digesters and BM1 enzymes to these distributors within their respective territories, and distributors must refer all inquiries related to sales or support outside their territories to the Company.

Annual Fee:	Each distributor is required to pay an annual fee of US$100,000 to the Company.

Minimum Sales:	Each distributor is required to achieve a minimum annual sales value for Biomax Digesters and BM1 enzymes, as determined by the total value of purchase orders received by the Company, throughout the term of the agreement.

Marketing and Regulatory Responsibilities:	The Company provides marketing materials to support distributors’ sales efforts. Distributors are solely responsible for obtaining, at their own or their customers’ expense, all necessary approvals, consents, permits, and authorizations required to promote, market, sell, and use Biomax Digesters and BM1 enzymes in their respective territories.

Intellectual Property:	The Company retains all intellectual property rights related to Biomax Digesters and BM1 enzymes. Distributors are prohibited from reverse assembling, reverse compiling, or allowing third parties to reverse assemble or compile any part of the Biomax Digesters or BM1 enzymes.

Non-Compete and Non-Solicitation:	Distributors are bound by a non-compete clause, prohibiting engagement in any business competing with Biomax Digesters or BM1 enzymes during the agreement term and for one year following termination. Additionally, distributors may not solicit the Company’s customers to purchase similar products from other sources during the same period.

Termination:	Among other things, the agreement may be terminated if the distributor changes its core business, fails to meet the minimum sales value, fails to pay the annual fee, or distributes similar or competing products without the Company’s written approval, among other conditions.

Sales of Organic Fertilizer and Complementary Products

(Illustration of organic products sold by Biomax)

We also capitalize on the high-quality organic fertilizer as a product of our RTD System, alongside a portfolio of related agricultural products, including plant supplements, potting soils, and bio-insecticides. These offerings cater to the rising demand for sustainable farming inputs and are distributed through a three-pronged sales strategy:

●	Direct Sales. We target farmers, nurseries, and garden centers directly, offering tailored solutions that leverage the enhanced nutrient profile (rich in organic matter and contain soil beneficial microorganisms) of our organic fertilizer. This channel builds strong relationships with agricultural stakeholders.

●	Wholesale Distribution. Through our exclusive distributors, we extend our market reach to a broader network of agricultural clients across regions. This approach enhances scalability, allowing us to supply larger volumes efficiently while benefiting from established distribution networks.

●	Retail Sales. Our products are available through consumer-facing channels, including home improvement stores and online platforms, targeting both commercial buyers and individual gardeners. This retail presence diversifies our customer base and strengthens brand visibility in the growing eco-conscious consumer market.

Our Target Geographical Markets

We have sold our RTD System directly to customers in countries such as Singapore, Malaysia, China, Cambodia, Thailand, and through exclusive distributors in Australia, New Zealand and United States. We are also actively pursuing sales opportunities in new markets, including Saudi Arabia, Europe, Hong Kong, and Macau. Our focused approach allows us to tailor our RTD System to meet regional needs, driving adoption and revenue growth across diverse economic and environmental landscapes.

Existing Markets:

Oceania (Australia and New Zealand). This region represents a prime market due to its strong agricultural sector and commitment to sustainability. Australia generates significant organic waste from farming, food processing, and urban centers, creating demand for efficient waste-to-resource solutions like Biomax’s RTD System. We believe New Zealand’s focus on sustainable agriculture and renewable energy aligns with our offerings, particularly our organic fertilizers production capabilities. We target sales to agribusinesses and municipalities, leveraging government incentives for waste reduction and green technology adoption.

Southeast Asia. Rapid urbanization, population growth, and agricultural expansion in Southeast Asia present a compelling opportunity for us. Countries like Indonesia, Malaysia, and Thailand face mounting organic waste from food production, markets, and households, coupled with limited landfill capacity. Our fast-processing digesters and odorless fertilizer production address these challenges. The region’s tropical climate and reliance on farming further enhance demand for our nutrient-rich fertilizers and bio-insecticides.

United States. The U.S. offers a vast and diverse market, characterized by significant organic waste from industrial agriculture, food processing, and urban centers, alongside a growing emphasis on sustainable practices. States like California, with ambitious zero-waste targets, and the Midwest, with its expansive farming regions, are key focus areas. Our multi-channel strategy—direct sales and retail distribution—targets municipalities, agribusinesses, and consumer markets, supported by demand for locally sourced, high-quality organic fertilizers and renewable energy solutions.

Future Expansion:

We plan to expand our business to the following regions by the end of 2025:

Europe. Europe’s mature market for sustainability, driven by the European Union’s aggressive waste reduction and circular economy goals, positions us as a potential key player. Countries such as Germany, France, and the Netherlands prioritize renewable energy and organic farming, making our organic fertilizer outputs highly relevant. We pursue project development partnerships with regional waste management firms and direct sales to large-scale agricultural operations, capitalizing on subsidies and carbon credit programs that reward anaerobic digestion and greenhouse gas mitigation.

Saudi Arabia. Expanding into Saudi Arabia aligns with the country’s Vision 2030, which emphasizes sustainability and diversification of the economy, including investments in waste management and agricultural innovation. We believe the arid climate and limited arable land make our RTD System’s ability to produce high-quality organic fertilizer from diverse waste streams, such as food waste and agricultural residues, highly valuable for enhancing soil fertility and supporting sustainable agriculture. We will seek partnerships with local waste management companies and agricultural enterprises to deploy our technology, tapping into government-backed initiatives and potential carbon credit programs aimed at reducing greenhouse gas emissions.

Hong Kong and Macau. In Hong Kong and Macau, we see significant opportunities driven by the regions’ focus on urban waste management and sustainability. Hong Kong’s dense urban environment generates substantial organic waste, such as food waste from restaurants and markets, making the RTD System’s compact, zero-waste design ideal for local applications. We plan to partner with waste management firms to process municipal and food waste, aligning with Hong Kong’s waste reduction targets and circular economy initiatives. In Macau, where tourism drives high organic waste volumes, our system can support sustainable waste processing for hotels and resorts.

We have been negotiating with potential customers from Saudi Arabia and Europe who are interested in buying our Biomax Digesters. In Hong Kong and Macau, our staff is actively seeking distributors to expand our presence. As of the date of this prospectus, no definitive agreements have been entered into for these market expansions. We expect that expansion of our business into Europe, Saudi Arabia, Hong Kong, and Macau presents several obstacles that must be addressed to ensure successful market entry. In Europe, navigating complex regulatory frameworks, such as compliance with EU organic certification standards and waste management directives, may require localized adaptations and extensive documentation. In Saudi Arabia, challenges include securing customers in a competitive market, addressing logistical constraints due to the arid climate, and aligning with government approval processes for new technologies. In Hong Kong and Macau, limited space for waste processing facilities in dense urban environments, high operational costs, and varying waste composition due to tourism-driven economies pose significant hurdles. Across all regions, overcoming market entry barriers, such as establishing trust with local customers, adapting to diverse waste streams, and competing with established waste management solutions, will require tailored marketing, and investment in local expertise to ensure the RTD System’s technology meets regional needs effectively.

Our Business Strategies and Future Plans

Our business strategies and future plans focus on broadening our market reach, diversifying our customer base, and forging strategic alliances to amplify our impact on food waste reduction and environmental preservation. As climate change intensifies, we aim to position Biomax as a key contributor to a more sustainable future, delivering meaningful solutions that benefit both the planet and our stakeholders.

Expanding global impact through targeted mergers and acquisitions.

We intend to pursue mergers and acquisitions to enhance our capabilities and market reach. We intend to allocate 25% of the proceeds of this offering for targeted mergers and acquisitions. We target to acquire machine fabrication factories, enabling in-house manufacturing of our RTD Systems. This will provide greater control over production, accelerate design upgrades, and reduce customer lead times while supporting the development of equipment such as palletizers and packing machines. We plan to target machine fabrication factories that have the requisite capabilities, equipment, and machinery to enable us to develop smaller digester units. To address the growing demand for smaller-scale solutions, we plan to develop compact Biomax Digester units tailored for residential applications and small businesses. This initiative responds to competitors’ affordable home digester units, enabling us to expand our product portfolio and capture this emerging market segment while continuing to serve our core commercial customer base. Our mergers and acquisitions plans will support this development by integrating acquired technologies and manufacturing efficiencies into the design and production of these smaller digester units. We also plan to acquire fertilizer manufacturing company, integrating our RTD technology into fertilizer production to improve production times, enhance product quality, and boost sales. We believe these acquisitions will demonstrate the benefits of our technology, driving wider industry adoption. To date, we have not identified any suitable target for merger or acquisition.

Geographic market expansion – targeting high-potential regions with enhanced marketing efforts to address unmet waste management needs.

We plan to extend our operations into new geographic markets, with a particular focus on Saudi Arabia, Europe, Hong Kong, and Macau, where waste management infrastructure is often underdeveloped. Through targeted marketing campaigns and promotional initiatives, we intend to highlight our RTD System’s ability to efficiently process organic waste, appealing to urban municipalities and businesses. We plan to expand our business to Saudi Arabia, Hong Kong and Macau, and Europe by the end of 2025  .   The Middle East, with its growing emphasis on sustainability amid resource scarcity, offers a promising market for our scalable solutions. In Europe, we aim to deepen our presence by aligning with stringent environmental regulations and circular economy initiatives. This expansion will target regions with high organic waste volumes and limited disposal options, driving demand for our efficient, eco-friendly systems. In Hong Kong and Macau, we see significant opportunities driven by the regions’ focus on urban waste management and sustainability. We have been negotiating with potential customers from Saudi Arabia and Europe who are interested in buying our Biomax Digesters. In Hong Kong and Macau, our staff is actively seeking distributors to expand our presence. As of the date of this prospectus, no definitive agreements have been entered into for these market expansions.

Continuous R&D efforts to stay at the forefront of sustainability.

As climate change exacerbates food security and waste challenges, Biomax is seizing the opportunity to innovate in food waste management through both technological advancements and dedicated research and development (R&D). Our RTD System converts organic waste—particularly from food sources—into high-quality fertilizers and other usable outputs, creating a meaningful contribution to soil health and resource recovery. We aim to invest continuously in R&D to enhance our RTD System, exploring new microbial strains for our BM1 enzyme, process optimizations, and product innovations to further improve food waste processing efficiency and output quality. We intend to upgrade our R&D equipment to enhance our operational capabilities, such as microbial fermentation tank, spray drying machine, elemental analyzer, etc. These efforts ensure our solutions remain at the forefront of sustainability, positioning Biomax as a vital partner for industries and governments tackling these interconnected issues.

Diversifying our clientele to include sustainability-driven industries.

We anticipate shifts in our target customer base as industries increasingly prioritize sustainability. The hospitality and tourism sectors, under pressure to reduce their environmental footprint, are expected to adopt our RTD System to manage food waste effectively, enhancing their green credentials while producing valuable fertilizer outputs. Similarly, the retail sector—motivated by consumer demand for environmentally responsible practices—represents a growing market as retailers seek to minimize waste and appeal to eco-conscious shoppers. By catering to these industries, we diversify our client portfolio beyond traditional agricultural and municipal customers, broadening our revenue streams.

Our Major Customers

We target businesses and organizations that generate substantial volumes of organic waste, offering sustainable solutions to transform waste into valuable resources. The Company has successfully sold its RTD System to customers across various segments, including waste management companies, poultry farms, hotels, and factories:.

Waste Management Companies. Waste management companies, tasked with handling diverse waste streams, represent a key customer base for Biomax. Historically, organic waste has been destined for landfills, but increasing demand for sustainable alternatives has driven these companies to adopt our RTD System. Our technology enables them to divert organic waste from landfills, aligning with environmental goals and regulatory trends.

Poultry Farms. Poultry farms utilize Biomax’s technology to convert chicken and duck manure into organic fertilizer. By rapidly transforming manure into a marketable product, our RTD System not only provides farms with an additional revenue stream but also mitigates the environmental impact of waste accumulation, offering a dual economic and ecological benefit.

Hotels. Major hotels, which can generate up to one ton of food waste daily, employ our solutions to produce compost for their landscaping needs. This closed-loop approach reduces disposal costs and supports sustainability initiatives, enhancing the hotels’ operational efficiency and environmental stewardship.

Factories. Multinational companies operating large factories with extensive canteen operations also form a significant customer segment of Biomax. These businesses use our technology to convert food waste into compost, which is either repurposed for on-site landscaping or distributed to workers. This application supports corporate sustainability goals while addressing the practical challenge of managing high volumes of organic waste.

For the year ended December 31, 2024, we had two customers that accounted for 10% or more of our total revenues. These two customers were Lucky Garden Verticulture Pte Ltd, based in Singapore, and Carbon Earth Pty Ltd, based in Australia which accounted for 34% and 41%, respectively, of our total revenues for the year ended December 31, 2024. For the year ended December 31, 2023, we had one customer that accounted for 10% or more of our total revenues, namely Hay Dairies Pte Ltd, which accounted for 62% of our total revenues for such year.

During the years ended December 31, 2023 and 2024, one of our customers, namely 25 Organic Pte Ltd, is a related-party of our Group. It contributed 15% and 0.3%, respectively, to our total revenues for the years ended December 31, 2023 and 2024. A sibling of Mr. Eng Tong Sim (our Director, Chief Executive Officer, and [Chairman of the Board of Directors]) is a director of 25 Organic Pte Ltd.

Our Major Suppliers

Our operations depend on two primary categories of supplies: specialized equipment for Biomax Digester fabrication and raw materials for the production of our proprietary BM1 enzymes. The digesters, integral to our RTD System, are custom-built units requiring precise manufacturing expertise. Meanwhile, the BM1 enzymes rely on a consistent supply of high-quality raw materials such as fish meal, nutrient broth, charcoal powder, and soybean.

Digester Fabrication. We outsource the manufacturing of our Biomax Digester units primarily to established partners in China, benefiting from cost efficiencies and scalable production capacity. To mitigate risks associated with single-source dependency, we have also secured alternative manufacturers in South Korea, Taiwan, and Singapore. These relationships are governed by non-disclosure agreements, protecting proprietary designs and ensuring confidentiality across the supply chain.

Raw Materials for BM1 Enzymes. We procure raw materials essential for our BM1 enzymes production—including fish meal, nutrient broth, charcoal powder, and soybean—from a diversified supplier base primarily located in Malaysia. These local distributors provide consistent access to high-quality inputs, with product origins spanning multiple countries, including Malaysia, New Zealand, Australia, the United States, Canada, and Germany. This global sourcing strategy enhances supply chain stability and reduces exposure to regional disruptions.

We did not enter into any long-term written agreements or supply contracts with our suppliers for the years ended December 31, 2023 and 2024. Instead, our transactions are executed through individual purchase orders on a per-transaction basis. As such, there are no long-term supply commitments from our suppliers, and they are not contractually obligated to provide us with a fixed quantity of digester units or raw materials over any specific period.

For the years ended December 31, 2023 and 2024, we had one supplier, namely Shanghai Dingji Mixing Equipment Co. Ltd that accounted for 10% or more of our total cost of revenues. It accounted for 32% and 53%, respectively, of our total cost of revenues for the years ended December 31, 2023 and 2024

During the years ended December 31, 2023 and 2024, one of our suppliers, namely 25 Organic Pte Ltd, is a related-party of our Group. 25 Organic Pte Ltd accounted for 10% and 2.8% respectively of our total cost of revenues for the years ended December 31, 2023 and 2024.

Sales and Marketing

We employ a comprehensive, multi-pronged strategy to promote and sell our RTD System, targeting businesses and organizations with significant organic waste management needs. Our approach integrates a dedicated direct sales team that engages potential customers to highlight our RTD System’s benefits Effective January 1, 2024, we engaged Dr. Chum Mok Puah , a distinguished expert in our field, as a consultant to provide specialized advice and guidance to us on an ongoing basis with no fixed term. Dr. Puah has been integral to our mission since the 1990s, when he partnered with our founder and CEO, Mr. Eng Tong Sim, to conduct five years of rigorous research and development, combining their expertise to create our flagship innovation: the RTD System. His continued involvement ensures we benefit from his deep knowledge in advancing our sustainable waste management solutions. Dr. Puah will leverage his extensive expertise to enhance our market reach and credibility, with responsibilities including as-needed consultancy, potential occasional visits to our offices or other project-related locations, for a monthly consultant fee of S$1000. We further leverage case studies and customer testimonials to showcase successful implementations, building trust and attracting new clients, while a robust digital marketing presence raises awareness and generates leads through online platforms. Participation in trade shows and conferences complements these efforts, providing opportunities to network with key stakeholders and demonstrate the technology’s value, ensuring Biomax remains a visible leader in the sustainable waste management sector.

We primarily distribute our RTD System through direct sales to customers, allowing for tailored solutions and close client relationships. To broaden our geographic footprint and provide localized support, we also collaborate with a network of authorized distributors in key markets. These distributors play a critical role in delivering technical assistance, service, and maintenance, ensuring seamless implementation and customer satisfaction across diverse regions while supporting Biomax’s growth in the global marketplace.

Our Pricing Policy and Strategy

We employ a value-based pricing strategy, setting prices based on the perceived value our technology provides customers, such as cost savings and sustainability benefits, rather than solely on production costs. Larger systems with greater processing capacities command higher prices due to their enhanced value. However, rising costs of materials like steel and electronics, elevated sea-freight charges from supply chain disruptions, and economic fluctuations impact pricing. This approach allows us to align prices with customer value while adapting to market and cost pressures.

Quality Control

We maintain a stringent quality control framework to ensure the reliability and safety of our RTD System and biological products, such as the BM1 enzymes. These offerings are designed and delivered according to rigorous internal quality and safety standards, which are continuously updated to meet customer expectations and industry benchmarks. For our current products, the RTD System and BM1 enzymes, quality control begins with in-house processes overseen by our Chief Technology Officer, who manages the quality management system. Our in-house R&D team, comprising research scientists and assistant research scientists, conducts thorough testing and analysis to verify the functionality, safety, and efficacy of these products. For the RTD System, this includes evaluating its ability to efficiently convert organic waste into fertilizers, while for BM1 enzymes, we focus on their stability and performance in accelerating waste decomposition. Assistant research scientists document all test results, ensuring traceability and compliance with internal protocols. For our outsourced manufacturing of Biomax Digester units, we implement stringent quality control measures over our third-party manufacturing processes. Our Biomax engineers conduct regular on-site inspections at our manufacturers’ facilities during production and perform comprehensive quality control assessments upon completion. This systematic oversight ensures that every digester unit adheres to our specifications.

To ensure the reliability and performance of our Biomax Digester and BM1 enzymes, while independent verification is not contractually required for customers, we conduct trial runs with customer-supplied waste material prior to purchase of our RTD system, with samples of the digested output sent to specialized third-party laboratories for testing of organic matter, nutrient content, and harmful pathogens (e.g., E. coli, Salmonella, Clostridium) using internationally recognized protocols. Products under development, however, are not subject to formal quality control procedures at this stage.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Environmental Matters

Our flagship RTD System promotes sustainability by converting organic waste into fertilizer, reducing landfill use and methane emissions, a potent greenhouse gas, across our markets in Oceania, Southeast Asia, Europe, and the United States. We believe our technology provides a net positive environmental impact by diverting organic waste from disposal sites, where it would otherwise decompose anaerobically and release methane, a greenhouse gas with 25 times the heat-trapping potency of carbon dioxide. The RTD System’s rapid processing and pathogen-elimination capabilities further reduce ecological risks, producing an odorless, nutrient-rich fertilizer that supports sustainable agriculture by enhancing soil health and reducing reliance on chemical alternatives.

We comply in all material respects with applicable environmental regulations on waste and emissions. To date, we have faced no material environmental fines or legal actions and maintain protocols to ensure compliance. While expansion into new regions may bring additional regulatory requirements, we rely on our technology and expertise to manage risks, aligning with global sustainability goals and enhancing our customer value proposition. Currently, we do not maintain specific environmental liability insurance.

Research and Development

We have established an in-house research and development team dedicated to the continuous improvement and innovation of our RTD System. The Company believes that ongoing research and development efforts are essential to maintaining its competitiveness in the waste management and biotech industries. We focus our R&D efforts on (i) upgrading and enhancing the RTD System, including the Biomax Digester and BM1 enzymes, (ii) optimizing the RTD System through ongoing research and field testing and (iii) developing new technologies and applications for organic waste processing.

We recognize that research and development in the waste management and biotech industries is costly, complex, lengthy, and subject to uncertainty. The Company intends to continue investing in R&D to address evolving market needs and advance its technological capabilities.

Competition

While we believe our RTD System offers unique advantages in the market, we face competition from several sources, including Chinese manufacturers, local or home-grown brands, and alternative waste management technologies such as anaerobic biogas digesters. These competitive dynamics may impact our ability to maintain or grow market share, particularly in terms of pricing, local market penetration, and technological differentiation.

Competition from Chinese Manufacturers

Chinese manufacturers are increasingly entering the digestion system market, offering lower-cost alternatives to aerobic and anaerobic systems. While these systems may lack the advanced features and versatility of Biomax’s RTD System, their affordability could appeal to budget-conscious customers, especially in emerging markets. To counter this, we aim to emphasize the superior value proposition of our technology, including our RTD System’s wide waste input capacity and operational efficiency, while exploring strategies to optimize pricing without compromising quality.

Competition from Local or Home-grown Brands

In certain regions, established local brands hold significant advantages due to their deep understanding of consumer preferences, well-established distribution networks, and strong brand loyalty. For instance, in Malaysia, such companies may have a competitive edge in catering to local commercial and residential users. These home-grown brands often benefit from proximity to their customer base and tailored solutions that resonate with regional needs. Biomax intends to address this challenge by aggressively marketing the unique benefits of our aerobic digestion technology and forging strategic partnerships to strengthen our distribution and presence in key markets.

Competition from Alternative Technologies

Alternative waste management systems, such as anaerobic biogas digesters, represent another competitive force, particularly in regions like Europe where these systems are prevalent. Anaerobic digesters are a more common and popular option in the market, offering distinct functionalities such as biogas production, which may appeal to specific industrial applications. While these systems differ from Biomax’s aerobic approach, their established presence poses a challenge to market entry in certain geographies. To differentiate ourselves, we will aggressively promote the advantages of our RTD System, including its ability to process a broader range of organic waste and its lower deployment and operational costs compared to more complex anaerobic systems.

Competition from Smaller-scale Solutions

To address the demand for smaller-scale solutions, competitors have introduced affordable digester units targeting home users. In response, we plan to invest in the development of smaller digester units by acquiring machine fabrication factories, which will provide the requisite capabilities, equipment, and machinery to manufacture these units. This strategy will expand our product portfolio and capture this emerging market segment, while continuing to serve our core commercial customer base. We are confident that our technology’s ability to process diverse organic waste streams, combined with its scalability and cost efficiency, positions Biomax as a highly competitive player in the green technology landscape.

Insurance

As of the date of this prospectus, we maintain insurance coverage to address risks and liabilities tied to our business operations, mainly including our RTD System. This includes sea freight insurance and fire insurance. Sea freight insurance safeguards against potential losses or damages to raw materials to be used in our RTD System, as well as finished Biomax Digesters during transportation, a critical consideration given our reliance on third-party manufacturers in China, South Korea, Taiwan, and Singapore for digester fabrication. Fire insurance provides coverage for inventory and equipment stored at our facilities, protecting against fire-related damage or loss despite our outsourced manufacturing model.

Intellectual Property

Trademark

We hold the following registered trademark which is material to our business:

Country	Registered Owner	Trademark	Registration/Filing Date	Trademark Number	Class
Singapore	Biomax Holdings		September 5, 2024	40202420304V	01

Singapore	Biomax Holdings		September 16, 2014	T1414842E	40

Singapore	Biomax Holdings		July 2, 2015	40201511312T	01

United States	Biomax Technologies		October 4, 2016	5052211	40

Australia	Biomax Holdings		September 19, 2014	1648126	40

Australia	Biomax Holdings		July 3, 2015	1704828	1

China	Biomax Holdings	BIOMAX	November 7, 2018	27536316	40

China	Biomax Holdings	BIOMAX	November 16, 2020	51300632	1

China	Biomax Holdings	BIOMAX	November16, 2020	51295954	7

Hong Kong	Biomax Holdings		July 2, 2015	303461139	1

Indonesia	Biomax Technologies		April 19, 2020	IDM000690396	40

Kenya	Biomax Holdings		July 21, 2015	88317	1

Malaysia	Biomax Holdings		July 6, 2015	2015060659	1

Malaysia	Biomax Holdings		September 5, 2024	2024027313	1

Myanmar	Biomax Holdings	BIOMAX	September 5, 2024	TM2024027313	1, 7, 40

New Zealand	Biomax Holdings		October 13, 2017	1078482	1, 40

Romania	Biomax Holdings		April 18, 2023	T/2021/020540	1, 7, 40

Patent

Biomax believes that its intellectual property rights are critical to its success. The Company relies on patents to protect its innovations and competitive advantages. As of the date of this prospectus, Biomax Holdings holds the following patents which is material to its business:

Country	Patent/Patent Application No.	Title of Invention	Status	Expiry of Protection
Australia	2011230001/ 2011230001	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
Australia	2013344337/ 2013344337	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
Australia	2023326736	TREATMENT OF ORGANIC WASTE	Pending	December 10, 2033
Brazil	11 2012 023753 5	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
Canada	2793923/ 2793923	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
	2893742	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
China	2793923/ 2793923	TREATMENT OF ORGANIC WASTE	Granted	December 10, 2033
China	ZL 201380003906.2/ 201380003906.2	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
China	202380054074	TREATMENT OF ORGANIC WASTE	Pending	July 24, 2043
Europe	11759808.6 (2550244)	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
Europe	13863573.5 (2931411)	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
The Cooperation Council for the Arab States of the Gulf	2011/18028/ GC0005151	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
Hong Kong	13103950.7	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
Hong Kong	HK1201490/ 15101971.4	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
India	8348/DELNP/2012	TREATMENT OF ORGANIC WASTE	Granted	23.03.2031
Indonesia	WO0201204016/ ID P 000 048 316	TREATMENT OF ORGANIC WASTE	Granted	23.03.2031
Japan	2013-501216/ 5986983	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031

Japan	6362221/ 2015-547895	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
Korea	10-1914556/ 10-2012-7024626	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
Korea	10-2224761/ 10-2015-7017553	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
Macau	J/001619/ J/001619	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
Macau	J/003049/ J/003049	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	10.12.2033
Malaysia	PI 2012004172	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
Malaysia	PI 2014701247	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
Malaysia	PI 2025000576	TREATMENT OF ORGANIC WASTE	Pending	July 24, 2043
Mexico	331610/ MX/a/2012/010879	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
New Zealand	602555/ 602555	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
New Zealand	625033/ 625033	TREATMENT OF ORGANIC WASTE	Granted	December 10, 2033
New Zealand	818618	TREATMENT OF ORGANIC WASTE	Pending	July 24, 2043
Philippines	184157/ 2012069597	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
Philippines	1/2015/501287/ 1/2015/501287	TREATMENT OF ORGANIC WASTE	Granted	December 10, 2033
Singapore	184157/ 2012069597	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
Singapore	11201503339P	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
Singapore	10201405731S	APPARATUS FOR TREATING FOOD WASTE	Granted	September 15, 2034
Singapore	10202250785G	TREATMENT OF ORGANIC WASTE	Granted	August 19, 2042
South Africa	2012/07084/ 2012/07084	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
	2015/04746/ 2015/04746	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
Thailand	1201004863	TREATMENT OF ORGANIC WASTE	Pending	March 23, 2031
	1501003114	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
The United States	9,932,275/ 14/269,822	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
The United States	10,155,699/ 14/358,466	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
The United Kingdom	2478929/ 1004820.5	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031
The United States	18/996,494	TREATMENT OF ORGANIC WASTE	Pending	19.08.2042
Ukraine	110416/ a 2014 05447	APPARATUS AND SYSTEM FOR TREATING ORGANIC MASS	Granted	December 10, 2033
Vietnam	1-2012-02779 (24371)	TREATMENT OF ORGANIC WASTE	Granted	March 23, 2031

Domain

We have two registered domains, https://www.biomaxgreen.com and https://greenwazecology.com/. The information contained on these websites is not a part of this prospectus.

Since our inception, there have not, to our knowledge, been any infringements of intellectual property rights owned by the Company, including but not limited to any claims and threatened claims or proceedings initiated by us; and we have not been subject to any third party claims relating to intellectual property made against us.

As of the date of this prospectus, we have not entered into any licensing agreements relating to our intellectual property with any third parties; and we do not license intellectual property from any third party.

Employees

As of December 31, 2024, we had a workforce of 21 employees who are located in Singapore and Malaysia. The following table sets forth the number of our employees as of December 31, 2024 by function:

	Number	% of Total
Management	3	14.29%
Sales and Marketing	3	14.29%
Finance	3	14.29%
Business Development and Operations	7	33.33%
R&D	3	14.29%
Engineering and Production	2	9.52%
Total		100%

Our success depends, in part, on our ability to attract, retain and motivate qualified employees that share our values. We place great emphasis on our corporate culture to ensure that we maintain consistently high standards where we operate. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

We enter into standard labor contracts and confidentiality agreements with our employees.

Properties

Our principal place of business is located at 3 Kim Chuan Lane #02-01 Singapore 537069. We do not own any real property and currently lease three properties from third parties:

Location	Usage	Size
3 Kim Chuan Lane #02-01 Singapore 537069, Singapore	office, administration	approximately 2,000 square feet

362 Upper Paya Lebar Rd, #01-20 Singapore 534963	storage	approximately 1,000 square feet

24, Jalan Angkasa Mas Utama, Kawasan Perindustrian Tebrau 2, 81100 Johor Bahru, Johor, Malaysia	office, R&D, production, sales and distribution	approximately 29,000 square feet

We have not encountered and do not expect to encounter any environmental issues that may affect out utilization of the assets, including the 6,000L Biomax Digester located in our production site in Malaysia.

We intend to improve our facilities in Malaysia by upgrading R&D equipment to drive innovation, acquiring production vehicles like forklifts and skid steer loaders for improved material handling, and purchasing new packing machines to enhance production line efficiency. We intend to finance such improvements through accumulated profits and hire purchase. To date, we have not incurred any cost. The improvement project is expected to start in 2027 and conclude in 2028. We anticipate that such improvements will triple our current production capacity.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

Non-compliances

As of the date of this prospectus, our Directors have identified several ongoing breaches and instances of non-compliances with specific Malaysian laws and regulations by our Malaysian subsidiaries. The Malaysian subsidiaries have initiated corrective actions and are committed to achieving compliance prior to December 2025 subject to the relevant authorities’ schedules. Notwithstanding this, as certain remedial measures are contingent upon the completion or sequencing of others, any delay in implementing one measure may hinder the Malaysian subsidiaries’ ability to address the remaining non-compliances in a timely manner. As of the date of this prospectus, our Malaysian subsidiaries have not been denied any licenses or regulatory approvals applied for and have not been imposed with any sanctions.

Our subsidiaries Blu Bio and Greenwaze Ecology are required to possess a business license to operate in an area under the jurisdiction of Johor Bahru City Council in Malaysia. Under the Licensing of Trades, Businesses and Industries (Johor Bahru City Council) By-Laws 2016, the business license must be obtained before use of any place or premises within the Johor Bahru City Council area for any trade, business, or industrial activity. Failure to obtain the business license is an offence, and upon conviction, may result in being liable to a fine not exceeding RM 2,000 (approximately USD452.49), or imprisonment for a term not exceeding 1 year, or both. By reason of Blu Bio’s relocation of premises in 2024, Blu Bio did not apply for a business license in 2024. As of the date of this prospectus, Blu Bio’s 2025 business license application is pending for submission to the Johor Bahru City Council due to outstanding fire certificate to be granted by the local Fire & Rescue Department. Greenwaze Ecology has been conducting business activities at a premise within the jurisdiction Pontian Municipal Council prior to its relocation and now at the same rented premise as that with Blu Bio, however it has not applied for such a business license in the past. In 2025, Greenwaze Ecology shall be applying for such business license to rectify its position in relation to the Johor Bahru City Council. To address the prerequisite of obtaining fire certificate for the business license application, the Malaysian subsidiaries has proactively engaged its designated fire safety consultant. Notwithstanding these diligent efforts, the requisite fire certificate from the Fire & Rescue Department remains outstanding as at the date of this prospectus. The aforesaid penalty fees, if incurred, do not present a material risk to our financial performance. If we are ordered to close the current production, sales and distribution of our proprietary enzyme will not be affected within the immediate year as the Malaysian subsidiaries maintain sufficient inventory to cover one (1) year of operations. As an effort to mitigate this risk, our Malaysian subsidiaries are also actively identifying potential sites (with fire certificates issued by the Fire & Rescue Department) for relocation in the event the need arises. Our Malaysian subsidiaries further believe that it would be able to relocate and secure the requisite business license for the new site within the one (1) year of closure. If we are ordered to close prior to securing such business license and we fail to secure such business license within one (1) year thereafter, our operations and financial performance will be negatively impacted. See “Risk Factors – The inability to obtain necessary licenses for business operations in Malaysia could lead to regulatory penalties, financial liabilities, reputational damage, and adversely impact the company’s financial condition and future prospects.”

Blu Bio is required to hold a license to manufacture enzymes, fertilizers and other products under the Industrial Co-ordination Act 1975 (“ICA”). According to the ICA, a person engaging in any manufacturing activity with shareholders’ funds of RM2.5 million and above is required to obtain a manufacturing license. Failure to obtain the manufacturing license is an offence, and upon conviction, may result in being liable to a fine not exceeding RM 2,000, or to an imprisonment term of not more than 6 months, and to a further fine not exceeding RM 1,000 for each day during which such offence continues. Blu Bio had secured an exemption to the ICA requirement in 2022, however due to its paid-up capital exceeding the RM2.5 million threshold in April 2024, it is now required to obtain such a manufacturing license. The application of the manufacturing license is contingent upon the prior grant of the business license and would be submitted once the business license is secured. The application for the business license, as previously mentioned, is awaiting fire certificate from the Fire & Rescue Department. The aforesaid penalty fees, if incurred, do not present a material risk to our financial performance. However, if Blu Bio does not achieve compliance and its management members are liable for imprisonment, our operations and financial performance will be negatively impacted.

Blu Bio and Greenwaze Ecology have respectively commenced installation of digesters in July 2024 and conducted trials runs for potential customers. The digested output from these trials is currently being utilized for pilot-scale sales in small quantities. Blu Bio is required to possess a license to manufacture fertilizers and Greenwaze Ecology is required to possess a license to engage in the wholesale and retail involving fertilizers. Both Blu Bio and Greenwaze Ecology intend to submit the necessary application to the regulatory authority to obtain such a license. The license is necessitated as fertilizers are classified as scheduled articles under the Control of Supplies Act 1961 (“CSA”) and Control of Supplies Regulations 1974 (“CSR”). Under the CSA, a body corporate’s failure to obtain such a license is an offence, and upon conviction, may be liable to a fine not exceeding RM 2,000,000, and for any subsequent office, to a fine not exceeding RM 5,000,000. Moreover, any offence under the CSA may be compounded by Controller of Supplies as compoundable offence with a sum of prescribed monies. The application of the manufacturing license and licenses to engage in wholesale and retail is contingent upon the prior grant of the business license. The application for the business license, as previously mentioned, is awaiting fire certificate from the Fire & Rescue Department. The aforesaid penalty fees, if incurred, presents a material risk to our financial performance. Further, if our Malaysian subsidiaries do not achieve compliance and its management members are liable for imprisonment, our operations and financial performance will be negatively impacted.

Blu Bio has used an autoclave and an air compressor at its premises in its operations respectively since 2021 and 2019. The said autoclaves and air compressors will be replaced with certified units. These certified units will facilitate the application for the Certificate of Fitness, ensuring adherence to regulatory standards. As of the date of this prospectus, Blu Bio has purchased a certified air receiver (to replace the current air compressor and which fulfils the operation requirements) and has submitted application for the Certificate of Fitness for the same. In relation to the certified autoclave, Blu Bio expects delivery of the same in June 2025 and will promptly submit the application for Certificate of Fitness thereafter. Under the Occupational Safety and Health Act 1994 (“OSHA”) and the Occupational Safety and Health (Plant Requiring Certificate of Fitness) Regulations 2024 (“OSHR”), a certificate of fitness is required to be obtained for the autoclave and air compressor, however neither pieces of equipment have been issued with such a certificate. According to OSHA, installation of any prescribed plant under the act should fulfil all prescribed requirements and shall have obtained the Director General of Occupational Safety and Health’s written approval. Failure to comply is an offence, and upon conviction, may result in being liable to a fine not exceeding RM100,000 or to an imprisonment term not exceeding 1 year, or to both. Furthermore, under OSHA, no person shall operate any such plant unless the plant has a certificate of fitness. Failure to comply is also an offence, and upon conviction, may result in being liable to a fine not exceeding RM 100,000, or to an imprisonment term not exceeding 1 year, or to both. The aforesaid penalty fees, if incurred, do not present a material risk to our financial performance. However, if our Malaysian subsidiaries do not achieve compliance and its management members are liable for imprisonment, our operations and financial performance will be negatively impacted.

Licenses

As of the date of this prospectus, we are required under the relevant laws and regulations of Malaysia to hold the following material permits and licenses in order to conduct our business operations:

•	Both Blu Bio and Greenwaze Ecology are required to hold business license pursuant to the Local Government Act 1976 and Licensing of Trades, Businesses and Industries (Johor Bahru City Council) By-Laws 2016 for carrying on its business within the jurisdiction of the local authority known as Johor Bahru City Council (“JBCC”).

•	Blu Bio is required to hold a manufacturing license pursuant to the Industrial Co-ordination Act 1975 (“ICA 1975”) for the manufacturing of enzymes, fertilizers and other products in Malaysia.

•	Blu Bio is required to hold a license to manufacture fertilizers pursuant to the Control of Supplies Act 1961 (“CSA 1961”) and Control of Supplies Regulations 1974 (“CSR 1974”). Greenwaze Ecology is required to hold a license to engage in the wholesale and retail involving fertilizers pursuant to the CSA 1961 and CSR 1974.

•	Both Blu Bio and Greenwaze Ecology are required to secure export permits, as and when it exports fertilizers, pursuant to the Customs Act 1967 (“Customs Act”), Customs (Prohibition of Exports) Order 2023 (“Customs Order 2023”) and Malaysian Quarantine and Inspection Services Act 2011 (“MAQIS 2011”).

Save as disclosed above, we do not require any other material licenses and permits in respect of our operations in Singapore and in Malaysia apart from those pertaining to general business registration and general business operation requirements. See “Regulations” for further details.

REGULATIONS

We are subject to all relevant laws and regulations of Singapore as well as Malaysia and may be affected by policies which may be introduced by their respective governments from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations, including the licenses, permits and approvals typically required for the conduct of our business, and the relevant regulatory bodies, below.

As of the date of this prospectus, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Singapore

Our business operations in Singapore are subject to the laws and regulations which are of general application in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide some general information to the investors and are neither designed nor intended to be a substitute for professional advice.

Laws relating to Sale of Goods

Sale of Goods Act 1979

The Sale of Goods Act 1979 of Singapore (the “SGA”) is the main governing law in Singapore in relation to sale of goods. The SGA applies to any contract for the sale of goods. A contract of sale of goods is a contract by which the seller transfers or agrees to transfer the property in goods to the buyer for a money consideration, called the price.

Section 14 of the SGA provides that where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of satisfactory quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; (ii) where the buyer examines the goods before the contract is made, as regards defects which the examination ought to reveal; or (iii) if the contract is a contract for sale by sample, defects which would have been apparent on a reasonable examination of the sample. For the purposes of the SGA, goods are of satisfactory quality if they meet the standard that a reasonable person would regard as satisfactory, taking account of any description of the goods, the price, and all other relevant circumstances.

Breach of this implied provision, it being a condition of the contract, would entitle the buyer to terminate the agreement and take action against the seller in respect of any loss suffered.

Unfair Contracts Terms Act 1977

The Unfair Contracts Terms Act 1977 of Singapore (the “UCTA”) generally regulates against unfair contract terms such as exclusion clauses and limitation of liability clauses in most consumer and standard form contracts. Amongst other things, the UCTA prohibits the exclusion or restriction of liability for death or personal injury caused by negligence in all contracts. It also prevents sellers/service providers from excluding or limiting their liability for a breach of contract, unless, in each case, the contract term satisfies the requirement of reasonableness (that is, the contract term must have been a fair and reasonable one to be included having regard to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made). Similarly, contract terms requiring the consumer to indemnify the supplier in respect of liability incurred by the supplier’s negligence or breach of contract are also prohibited unless they satisfy the requirement of reasonableness. The UCTA also circumscribes the limitation of liability in relation to certain implied terms in respect of goods purchased.

Misrepresentation Act 1967

The Misrepresentation Act 1967 of Singapore (the “Misrepresentation Act”) applies this requirement of “reasonableness” to terms which would exclude or restrict any liability to which a party to a contract may be subject by reason of any misrepresentation made by him before the contract was made, or any remedy available to another party to the contract by reason of such a misrepresentation.

If the supplier is liable for fraudulent misrepresentation under the Misrepresentation Act, the Singapore Courts can award all losses flowing directly from the claimant’s reliance on the fraudulent misrepresentation, regardless of whether the loss was foreseeable. This measure of damages similarly applies if the supplier made a negligent misrepresentation to the claimant, unless the claimant had reasonable ground to believe, and did believe, that the facts represented were true

Laws relating to Labor, Employment and Work Safety

Employment Act 1968

The Employment Act 1968 of Singapore (“EA”) is administered by the Ministry of Manpower (“MOM”) and stipulates the rights and obligations of employers and employees. As a general note, the EA covers every employee who is under a contract of service with an employer, including workman (Part 4 of the EA). Specifically, section 2 of the EA defines an “employee” to mean “a person who has entered into or works under a contract of service with an employer and includes a workman.” Notably, since April 1, 2019, managers and executives with a monthly basic salary of more than S$4,500 are also covered under the EA. In particular, not all parts of the EA are applicable to every employee or employer who comes within the definition of an employee (as highlighted above). In this regard, Part 4 of the EA sets out rest days, hours of work, holidays and other conditions of service that apply only in relation to:

(a)	workman who is in receipt of a salary not exceeding S$4,500 a month; and

(b)	every employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary not exceeding S$2,600 a month.

(in both instances, excluding overtime payments, bonus payments, annual wage supplements, productivity incentive payments and any allowance however described).

The EA also provides for regulations relating to (i) the minimum number of days of annual leave, (ii) paid public holidays and sick leave, and (iii) statutory protection against wrongful dismissal, for all employees covered under the EA. To this end, the leave entitlements under Part 10 of the EA are mandatory for any employee that falls within the scope of the EA. Section 90 of the EA provides that where an employer employs any person as an employee contrary to the provisions of Part 10 or fails to pay any salary in accordance with the provisions of Part 10 shall be guilty of an offence and shall be liable on first conviction to a fine not exceeding S$5,000.

Employment of Foreign Manpower Act 1990

Together with the Immigration Act 1959 and the Employment Agencies Act 1958, the employment of foreign employees in Singapore is governed and regulated by the Employment of Foreign Manpower Act 1990 (the “EFMA”) and its subsidiary regulations, which are also administered by the MOM. Specifically, the EFMA regulates and protects the well-being of foreign workers in Singapore and sets out the responsibilities of employers who employ such foreign workers. In this regard, section 5(1) of EMFA states that an employer “must not employ a foreign employee unless the foreign employee has a valid work pass.” Any employer who employs a foreign employee without a valid work pass shall be guilty of an offence and shall, on conviction, be liable to a fine of at least S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding twelve (12) months or to both.

In this regard, a “foreign employee” is defined under section 2 of the EMFA to include, amongst others, “any foreigner, other than a self-employed foreigner, who seeks or is offered employment in Singapore.” Further, section 5(3) of the EFMA specifically states that the employment of a foreign employee must be in accordance with the conditions of his or her work pass, failing which such employer shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000. Employers are also required to comply with the conditions stipulated under the Employment of Foreign Manpower (Work Passes) Regulations 2012 for each specific work pass type. This includes, amongst others, the requirement to purchase and maintain medical insurance coverage with a limit of at least S$60,000 for the total amount of claims for medical costs of a foreign employee’s in-patient and day surgery per 12-month period of the foreign employee’s employment for work permit and S-pass holders.

Central Provident Fund

The central provident fund (the “CPF”) is a mandatory social security savings scheme funded by contributions from employers and employees (Singapore Citizens and permanent residents only) and is considered a key pillar in Singapore’s social security system to meet the retirement, housing and healthcare needs of Singapore Citizens and Permanent Residents. The rate of contribution into CPF is dependent on the age of the employee and can range from 12.5% to 37% of one’s monthly wages and is as set out in the First Schedule of the Central Provident Fund Act 1953 (the “CPF Act”). CPF contributions are due at the end of the month and an employer has a grace period of 14 days to pay it. The employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, the employer can recover the employee’s share by deducting it from their wage when the contributions are paid for that month.

The CPF Act provides that in general if any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction to pay a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six (6) months or both, and if that person is a repeat offender for the same offence, to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or both. Specifically, section 9 of the CPF Act provides that where an employer fails to make the necessary contributions in respect of any month when due, the employer is liable to pay interest on the amount for every day the amount remains unpaid at a rate of 1.5% per month or the sum of S$5, whichever greater.

Workplace Safety and Health

Section 12 of the Workplace Safety and Health Act 2006 (the “WSHA”) requires every employer to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of the employer’s employees at work, including, amongst others, providing and maintaining for the employees a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work and ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees.

Pursuant to section 24(1) of the Work Injury Compensation Act 2019 (the “WICA”), every employer is required to “insure and maintain insurance under one or more approved employee insurance policies with one or more designated employer’s insurers against all liabilities that the employer may incur under this Act in respect of every employee of the employer” (such insurance known as the “Work Injury Compensation Insurance”). Such liability includes personal injury suffered by an employee by an accident arising out of and in the course of his/her employment. Notably, section 24(2)(a) of the WICA read with Paragraph 1 of the Second Schedule of the Work Injury Compensation (Insurance) Regulations 2020 notes that Work Injury Compensation Insurance is mandated only for any employee doing manual work (regardless of salary level) and all employees doing non-manual work, earning a salary of S$2,600 or less a month (excluding any overtime pay, bonus pay, annual wage supplement, productivity incentive payment or allowance).

Laws & Regulations relating to Taxes

Corporate Income Tax

Companies (whether resident or non-resident) that carry on a business in Singapore are taxed on (i) their Singapore-sourced income when it arises and (ii) on foreign-sourced income when it is remitted or deemed remitted to Singapore. Under the Income Tax Act 1947 (the “ITA”), the prevailing corporate income tax rate is 17%, and a company’s statutory income (for the purposes of determining assessable and chargeable income) is based on the full amount of its income for the year preceding the year of assessment (the “YA”). For the avoidance of doubt, a “year of assessment” refers to a period of twelve (12) months between January 1 and December 31 of a given year.

1.	Tax incentives

Under section 43(1) of the ITA, every company will be taxed at the rate of 17% of chargeable income for each YA unless, amongst others, a company falls under (a) the partial tax exemption in section 43(6) of the ITA applicable to all companies save for Qualifying Companies (the “Partial Tax Exemption”); or (b) the tax exemption for “qualifying company[ies]” in section 43(6C) of the ITA (the “Qualifying Company[ies]”) in their first three YAs, provided such YAs fall on or after YA 2008 (the “Qualifying Company Tax Exemption”).

Under the Partial Tax Exemption, a company is subject to the tax rate of 17% under section 43(1) of the ITA, save that for YA 2008 to 2019, for every dollar of the first S$10,000 of chargeable income, only 25% is chargeable with tax and every dollar of the next S$290,000 of chargeable income, only 50% is chargeable with tax. For YA 2020 and subsequent YAs, for every dollar of the first S$10,000 of the chargeable income, only 25% is chargeable with tax, and for every dollar of the next S$190,000 of the chargeable income, only 50% is chargeable with tax.

Under the Qualifying Company Tax Exemption, a Qualifying Company in its first three (3) YAs (each a “Qualifying YA”) which fall after YA 2008, is subject to the tax rate of 17% under section 43(1) of the ITA, save that for YA 2008 to 2019, every dollar of the first S$100,000 of chargeable income is exempted from tax and every dollar of the next S$200,000 of chargeable income, only 50% is chargeable. For YA 2020 and subsequent YAs, only 25% of every dollar of its first S$100,000 of chargeable income for a Qualifying YA is exempt from tax, and only 50% of every dollar of its next S$100,000 of chargeable income for that Qualifying YA is chargeable with tax.

2.	Tax Exemption

Generally, foreign income derived from outside Singapore is taxable in Singapore when remitted to and received in Singapore. Such foreign income may thus be taxed twice — once in the foreign jurisdiction and a second time in Singapore. However, certain tax reliefs are provided to alleviate any double taxation suffered in Singapore. Specifically, in relation to foreign-sourced dividends, foreign branch profits and foreign-sourced income, section 13(8) of the ITA provides that, amongst others, (i) any dividend derived from any territory outside Singapore; or (ii) any profit derived from any trade or business carried on by a branch in any territory outside Singapore of a company resident in Singapore, that is received by any person, not being an individual or resident in Singapore, is exempt from tax, provided that, amongst others: (a) the income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which the income is received; (b) at the time the income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and (c) the Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

3.	Withholding tax

Singapore withholding tax (known as tax deduction at source in other countries) refers to the tax withheld and paid to the Inland Revenue Authority of Singapore (the “IRAS”), when a Singapore company or individual pays a non-resident payment for services of specific natures performed in Singapore. Provided for under sections 45A to 45H of the ITA, such payments include, amongst others, (i) interests, commissions or fees in connection with any loan or indebtedness; (ii) royalties or other payments for the use of or the right to use any movable property; or (iii) rent or other payment for the use of any movable property, amongst others, is subject to withholding tax when paid to non-resident companies. The rate of withholding tax is dependent on the nature of the payment. For example, payments to non-resident company director are subject to 24% withholding tax. This applies to all forms of income (salary, bonus, director’s fees, accommodation, gains from stocks and shares, and other payments). However, where such payment is made to Singapore branches of non-resident company, withholding tax is waived.

Goods and Services Tax

Goods and Services Tax (the “GST”) is a broad-based consumption tax levied on the import of goods (collected by the Singapore Customs), as well as nearly all supplies of goods and services in Singapore. This is similar to Value-Added Tax (the “VAT”) in other jurisdictions. Under section 8(1) of the Goods and Services Tax Act 1993 (the “GST Act”), a person (i.e. business) who is or is required to be registered under section 9 of the GST Act is required, pursuant to section 16 of the GST Act) to charge GST of: (a) 7% from July 1, 2007 to December 31, 2022 (both dates inclusive); (b) 8% from January 1, 2023 to December 31, 2023 (both dates inclusive); and (c) 9% from and including January 1, 2024, on any taxable supply made by it in the course or furtherance of any business carried on by it. Such persons required to be registered are as set out in Paragraph 1 of the First Schedule of the GST Act, including (i) business whose total value of all its taxable supplies made in Singapore, at the end of any quarter the last day of which is a day before January 1, 2019, and immediately preceding three quarters or calendar year respectively has exceeded S$1 million; or (ii) at the end of the year 2019 or a subsequent calendar year, the total value of all of (A) the taxable supplies made in Singapore and (B) if the subsequent calendar year is 2022 or later, the taxable supplies in Singapore under paragraph 3(2)(b)(ii) and (3A) of the Seventh Schedule of the GST Act in that calendar year, has exceeded S$1 million.

Section 61 of the GST Act provides that where a person fails to apply for registration as required by the First Schedule of the GST Act, such persons shall be guilty of an offence and shall on conviction, (a) pay a penalty equal to 10% of the tax due in respect of each year or part thereof beginning on the date on which the person is required to make the notification or to apply for registration, as the case may be; (b) be liable to a fine not exceeding S$10,000; and (c) be liable to a further penalty of S$50 for every day during which the offence continues after conviction. As a registered person under the GST Act, a company is further required to file accurate GST returns and pay the tax due in a timely manner.

Under the GST Act, GST may be payable on a transfer of assets in a business sale or under an amalgamation. However, pursuant to section 34A(1) of the GST Act, if the corporate reorganization involves the transfer of business (as a whole or part thereof) as a going concern, such a transaction is treated as neither a supply of goods nor a supply of services. Simply put, such a transfer would not be subject to GST.

Dividend Distribution

Singapore has adopted a one-tier corporate tax system pursuant to which tax paid by a Singapore resident company on its corporate profits is a final tax. Dividends payable by a Singapore resident company to its shareholders are exempt from Singapore income tax in the hands of the shareholders. There is also no withholding tax on such dividend payments on both resident and non-resident shareholders.

For completeness, section 403(1) of the Companies Act 1967 provides that no dividend is payable to the shareholders of any company except out of the profits available for distribution. This may further be subject to the company’s constitution or shareholders’ agreement (if any). In this regard, section 403(2) of the Companies Act further provides that every director or chief executive officer of a company who willfully pays or permits to be paid any dividend in contravention of this section, upon conviction, shall:

(a)	without prejudice to any other liability, be guilty of an offence and shall be liable on conviction to a fine not exceeding S$5,000 or to imprisonment for a term not exceeding twelve (12) months; and

(b)	also be liable to the creditors of the company for the amount of the debts due by the company to them respectively to the extent by which the dividends so paid have exceeded the profits and such amount may be recovered by the creditors or the liquidator suing on behalf of the creditors.

Other Material Laws & Regulations

Companies Act 1967

The Companies Act 1967 of Singapore generally governs, amongst others, matters relating to the status, power and capacity of a company, shares and share capital of a company (including issuances of new shares (including preference shares), treasury shares, share buybacks, redemption, share capital reduction, declaration of dividends, financial assistance, directors and officers and shareholders of a company (including meetings and proceedings of directors and shareholders, dealings between such persons and the company), protection of minority shareholders’ rights, accounts, arrangements, reconstructions and amalgamations.

In addition, members of a company are subject to, and bound by the provisions of the constitution of the company. The constitution of a company contains, among others, provisions relating to some of the matters in the foregoing paragraph, transfers of shares, and sets out the rights and privileges attached to the different classes of shares of the company (if applicable).

Intellectual Property Rights

The Intellectual Property Office of Singapore (the “IPOS”) administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Inventions are protected in Singapore under the Patents Act 1994 of Singapore and may be registered either through a domestic application filed with the Registry of Patents within IPOS or an international application filed in accordance with the Patent Cooperation Treaty, with the Registry of Patents acting as the receiving office for the application. A patent may be granted for an invention which is a product or a process, and such invention must (a) be new; (b) involve an inventive step(being a step that is not obvious to a person who is skilled in the relevant art); (c) be capable of industrial application; and (d) not encourage offensive, immoral, or anti-social behavior through its publication or exploitation.

Trademarks may be protected both under the Trade Marks Act 1998 of Singapore (the “TMA”) and under common law. These two systems are independent of each other. Protection under the TMA is conditional upon registration of the trademark with the Registry of Trade Marks within the IPOS. Singapore operates a first-to-file system in respect of registered trademarks under the TMA, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. There are several key criteria for registration, including but not limited to: the subject matter being (a) a “trademark”, which is any sign capable of being graphically represented that is used, or proposed to be used, by a trader to distinguish his goods or services from those of other traders; (b) “distinctive,” if it is not descriptive of those goods or services. It is a question of degree in every case whether the sign is so descriptive of the goods or services in question that it will be refused registration; and (c) does not conflict with an earlier trademark, that is an earlier registered trademark or a trademark (whether registered or not) which is well known in Singapore. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark; misrepresentation on the part of the infringer; and damage to the mark as a result.

Regulations on Data Protection and Information Security

The Personal Data Protection Act 2012 of Singapore (“PDPA”) governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. The PDPA sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine of up to the higher of S$1,000,000 or, 10% of the organization’s annual turnover in Singapore (for an organization whose annual turnover in Singapore exceeds S$10,000,000).

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (“CDSA”) which criminalizes the laundering of criminal benefits, sets out requirements for reporting suspicious transactions, and provides for the investigation and confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. The CDSA is complimented by regulations which imposes anti-money laundering requirements on obligated private sector entities (including financial institutions and designated non-financial businesses and professions, and non-profit organizations). Various sector supervisors, including but not limited to, the Monetary Authority of Singapore, the Ministry of Law, and the Accounting and Corporate Regulatory Authority, are empowered to monitor compliance and take actions for breaches of such requirements within their respective sectors.

The Terrorism (Suppression of Financing) Act 2002 of Singapore (“TSOFA”) is the primary legislation for the combating of terrorism financing. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism.

Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office, Singapore’s Financial Intelligence Unit within the Criminal Affairs Division of the Singapore Police Force. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. In addition, the TSOFA has extraterritorial reach, and any person outside Singapore who commits an act or omission that would constitute an offense under the TSOFA if committed in Singapore may be proceeded against, charged, tried and punished accordingly in Singapore.

Malaysia

Our Malaysian subsidiaries are subject to all relevant laws and regulations of Malaysia and may be affected by policies which may be introduced by their government from time to time. We have identified below the main laws and regulations that materially affect our operations in Malaysia, including the licenses, permits and approvals required, and where applicable, the relevant regulatory authorities. The laws and regulations set out below are not exhaustive and are only intended to provide some general information to the investors and are neither designed nor intended to be a substitute for professional advice.

Laws and Regulations Relating to Business Operations

Local Government Act 1976 (“LGA 1976”) and Licensing of Trades, Businesses and Industries (Johor Bahru City Council) By-Laws 2016 (“By-Laws 2016”)

The LGA 1976 gives general power to local authorities to make, amend and revoke by-laws in all such matters for the maintenance of the health, safety and well-being of the inhabitants or for the good order and government of the local authority area.

Our Malaysian subsidiaries carry out their respective businesses in Johor Bahru, and therefore are within the jurisdiction of the local authority known as Johor Bahru City Council (“JBCC”). Our Malaysian subsidiaries’ businesses are governed by the By-Laws 2016.

Under by-law 3(1) and 3(3) of the By-Laws 2016, no one shall use any place or premises within the JBCC area for any trade, business, or industrial activity without a license issued by the Mayor of the JBCC (Datuk Bandar Majlis Bandaraya Johor Bahru), failing which the offender commits an offence and shall, upon conviction, be liable to a fine not exceeding RM2,000 or imprisonment for a term not exceeding 1 year, or both, and in the case of a continuing offence, pursuant to by-law 49(4) of the By-Laws 2016, the offender shall be liable to a further fine not exceeding RM200 for every day during which the offence continues after conviction.

By-law 49(2) of the By-Laws 2016 also empowers the Mayor of JBCC to order the immediate closure of a premise that operates without a license under the By-Laws 2016 until such license is issued or renewed.

Industrial Co-ordination Act 1975 (“ICA 1975”)

The ICA 1975 provides for the co-ordination and orderly development of manufacturing activities in Malaysia, for the establishment of an Industrial Advisory Council and for other matters connected therewith or incidental thereto.

The ICA 1975 requires any person engaging in any manufacturing activity with shareholders’ funds of RM2.50million and above or employing 75 or more full-time paid employees to obtain a manufacturing license. Section 3 of the ICA 1975 provides that no person shall engage in any manufacturing activity unless he is issued a license in respect of such manufacturing activity. Any person who fails to comply with the requirements of the ICA 1975 is guilty of an offence and is liable on conviction to a fine not exceeding RM2,000 or to a term of imprisonment not exceeding 6 months and to a further fine not exceeding RM1,000 for every day during which such default continues.

Control of Supplies Act 1961 (“CSA 1961”) and Control of Supplies Regulations 1974 (“CSR 1974”)

The CSA 1961 provides for the control and rationing of supplies. Pursuant to Section 5 of the CSA 1961, any food or article may be declared under the CSA 1961 to be a controlled article, rationed article or both thereby providing for the control of the supply of such articles. The CSR 1974 defines scheduled article as an article classified as controlled articles under the CSA 1961, which include, among others, fertilizers.

Regulation 3(1) of the CSR 1974 prohibits a person to deal by wholesale or retail in or manufacture any scheduled article unless he has a license to do so. Any person who contravenes or fails to comply with the CSR 1974 or the terms and conditions of any license, written authority or permit shall have committed an offence under the CSR 1974. By virtue of Section 22(2) of the CSA 1961, where any body corporate commits an offence under the CSA 1961, such body corporate shall, upon conviction, be liable to a fine not exceeding RM2,000,000 and for any subsequent offence, to a fine not exceeding RM5,000,000.

In addition, any offence under the CSA 1961 may be compounded by Controller of Supplies as compoundable offence with a sum of prescribed monies under Section 22A(1) of the CSA 1961.

Customs Act 1967 (“Customs Act”), Customs (Prohibition of Exports) Order 2023 (“Customs Order 2023”) and Malaysian Quarantine and Inspection Services Act 2011 (“MAQIS 2011”)

The Customs Act governs the regulation of, among others, import and export and customs duties of goods in Malaysia. The Customs Order 2023 provides that the exportation of fertilizers of animal and plant origins is prohibited except with export permit from the Director General of Department of Malaysian Quarantine and Inspection Services.

The MAQIS 2011 provides for the Malaysian quarantine and inspection services for the purpose of providing integrated services relating to quarantine, inspection and enforcement at the entry points, quarantine stations and quarantine premises and certification for import and export of plants, animals, carcasses, fish, agricultural produce, soils and microorganisms and includes inspection of and enforcement relating to food and for matters connected to it. Under Section 11 of the MAQIS 2011, no person shall import or export any plant, animal, carcass, fish, agricultural produce, soil or microorganism without a permit or license issued under the MAQIS 2011. The MAQIS 2011 defines “agricultural produce” to mean any product from plant, animal, carcass or fish, whether processed or otherwise.

Pursuant to Section 11(3) of the MAQIS 2011, any person who is involved in the importation or exportation thereof who contravenes the MAQIS 2011 commits an offence and shall, on conviction, be liable to a fine not exceeding RM100,000 or to imprisonment for a term not exceeding 6 years or to both and, for a second or subsequent offence to a fine not exceeding RM150,000 or to imprisonment for a term not exceeding 7 years or to both.

By virtue of Section 46(1) of the MAQIS 2011, an offence under the MAQIS 2011 may be compounded by the Director General of Quarantine and Inspection with such amount not exceeding 50% of the amount of the maximum fine for that offence.

Weights and Measures Act 1972 (“WMA 1972”)

The WMA 1972 regulates weights and measures and instruments for weighing and measuring.

Section 14(1) of the WMA 1972 provides that every weight and measure and instrument for weighing or measuring for use for trade shall be verified and stamped by an Inspector of Weights and Measures with a stamp of verification and a certificate of verification shall be issued.

Section 14(6) of the WMA 1972 provides that any person who uses or has in his possession for use for trade any weight, measure or instrument for weighing or measuring not verified, stamped, certified or authenticated as required shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM40,000 or to imprisonment for a term not exceeding 3 years or to both, and such weight, measure or instrument for weighing or measuring shall be liable to be forfeited.

Laws and Regulations Relating to Sale of Goods

Sale of Goods Act 1957 (“SOGA 1957”)

The SOGA 1957 is the primary legislation governing the sale of goods in Malaysia and outlines, amongst others, the rights and responsibilities of sellers. SOGA 1957 states that a contract of sale of goods is a contract whereby the seller transfers or agrees to transfer the property in goods to the buyer for a price.

The SOGA 1957 further provides that where the buyer makes known to the seller the particular purpose for which the goods are required, so as to show that the buyer relies on the seller’s skill or judgment, and the goods are of a description which it is in the course of the seller’s business to supply, there is an implied condition that the goods shall be reasonably fit for such purpose. Where goods are bought by description from a seller who deals in goods of that description, there is an implied condition that the goods shall be of merchantable quality.

Consumer Protection Act 1999 (“CPA 1999”)

The CPA 1999 is the primary legislation to provide for the protection of consumers and applies in respect of all goods that are offered or supplied to one or more consumers in trade including any trade transaction conducted through electronic means. The provisions of CPA 1999 shall have effect notwithstanding anything to the contrary in any agreement.

The CPA 1999 prohibits misleading and deceptive conduct, false representations, unfair practices by traders and exclusion of liability to a person who has suffered damage caused wholly or partly by a defect in a product.

Section 145 of the CPA 1999 provides that any body corporate which is convicted of an offence under CPA 1999 for which no penalty is expressly provided shall be liable to a fine not exceeding RM100,000, and for a second or subsequent offence to a fine not exceeding RM200,000. Any body corporate which is convicted of an offence under CPA 1999 shall, in the case of a continuing offence, in addition to any fine provided under the CPA 1999, be liable to a fine not exceeding RM1,000 for each day or part of a day during which the offence continues after conviction.

Trade Descriptions Act 2011 (“TDA 2011”)

The TDA 2011’s main purpose is to promote good trade practices by prohibiting false trade descriptions and false or misleading statements conduct and practices in relation to the supply of goods and services, and by prohibiting, restricting or otherwise regulating or controlling the use of any statement, expression or indication which is likely to discriminate or boycott any product or goods or to discourage, forbid, hinder or influence any person from using or consuming any product or goods in the course of trade or business.

Section 5 of the TDA 2011 provides that any person who applies a false trade description to any goods, supplies or offers to supply any goods to which a false trade description is applied or exposes for supply or has in his possession, custody or control for supply any goods to which a false trade description is applied, commits an offence and shall on conviction be liable, if such person is a body corporate, to a fine not exceeding RM250,000, and for a second or subsequent offence, to a fine not exceeding RM500,000.

Laws relating to Environment

Environmental Quality Act 1974 (“EQA 1974”)

The EQA 1974 sets out provisions in respect of prevention, abatement, control of pollution and enhancement of the environment. Section 51 of the EQA 1974 also empowers the Minister charged with the responsibility for environment protection to make regulations prescribing standards or criteria for various matters including air quality and emission standards (specifying the maximum permissible concentrations of any matter that may be present or discharged into the atmosphere) and water quality and discharge standards (specifying the maximum permissible loads that may be discharged by source into inland waters).

Pursuant to Section 41 of the EQA 1974, every omission or neglect to comply with, and every act done or attempted to be done contrary to, the provisions of the EQA 1974 or any regulations made thereunder shall be an offence against the EQA 1974 and in respect of any such offence for which no penalty is expressly provided, the offender shall be liable to a fine of not less than RM5,000 and not exceeding RM250,000 or to imprisonment for a period not exceeding 2 years or to both.

Laws relating to Labor, Employment and Work Safety

Employment Act 1955 (“EA 1955”)

The EA 1955 is the principal law that governs and regulates employment. The EA 1955 contains, among others, provisions relating to contracts of service, payment of wages, pregnancy and maternity, paternity, rest days, hours of work, holidays, annual and sick leave, termination, layoff and retirement benefits.

Following Section 2(1) and the First Schedule of the EA 1955 applies to all persons who has entered into a contract of service. However, certain specific sections of the EA 1955 are expressly provided not to apply to those earning above RM4,000. Such specific sections include the rate of pay on a rest day, rate of pay for overtime work carried out in excess of the normal hours of work and rate of pay on paid holiday.

As a general penalty under Section 99A of the EA 1955, any person who commits any offence under, or contravenes any provision of the EA 1955, shall be guilty of an offence and shall on conviction be liable to a fine not exceeding RM50,000.

National Wages Consultative Council Act 2011 (“NWCCA 2011”) and Minimum Wages Order 2024 (“MWO 2024”)

The NWCCA 2011 establishes the National Wages Consultative Council and empowers it to recommend to the government to make minimum wages order. Where the government agrees with the recommendation, a minimum wage order may be made.

Pursuant to the MWO 2024, commencing from February 1, 2025, the minimum monthly wage for employees employed by an employer who employs 5 or more employees or employed by an employer who carries out such prescribed professional activity classified under the Malaysia Standard Classification of Occupations (regardless of the number of employees employed), shall be RM1,700.

By virtue of Section 43 of the NWCCA 2011, an employer who fails to pay the basic wages as specified in the MWO 2024 to his employees commits an offence and shall, on conviction, be liable to a fine of not more than RM10,000 for each employee.

Employees Provident Fund Act 1991 (“EPF 1991”)

The EPF 1991, provides for the law relating to a scheme of savings for employees’ retirement and the management of the savings for retirement purposes.

Section 43(1) of the EPF 1991 provides that all employers and employees shall be liable to pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Third Schedule of the EPF 1991.

Section 43(2) of the EPF 1991 further stipulates that any person being an employer who fails to pay any contributions which he is liable under the EPF 1991 to pay in respect of or on behalf of any employee shall be guilty of an offence and shall, on conviction, be liable to imprisonment for a term not exceeding 3 years or to a fine not exceeding RM10,000 or both.

Employees’ Social Security Act 1969 (“SOSCO 1969”)

The SOSCO 1969 provides for social security in certain contingencies and makes provisions for certain other matters in relation to it and applies to all industries having 1 or more employees. Section 5 of the SOSCO 1969 mandates that all employees in industries to which SOSCO 1969 applies shall be insured irrespective of the amount of wages. Under Section 6 of the SOCSO 1969, the contribution payable under the SOSCO 1969 shall be at the rates specified in the Third Schedule of SOSCO 1969.

In the event of invalidity, disablement as a result of an employment injury or death as a result of an employment injury, the insured person or their dependents are entitled to benefits stipulated under the SOCSO 1969.

Section 94 of the SOSCO 1969 provides that if any person fails to pay any contributions which he is liable under the SOCSO 1969 shall be punishable with imprisonment for a term which may extend to 2 years, or with a fine not exceeding RM10,000 or with both.

Occupational Safety and Health Act 1994 (“OSHA 1994”) and Occupational Safety and Health (Plant Requiring Certificate of Fitness) Regulations 2024 (“OSHR 2024”)

The OSHA 1994 sets out provisions to secure the safety, health and welfare of persons at work and safeguard others against risks to safety or health in connection with the activities of persons at work and the matters relating thereto.

Section 15 of the OSHA 1994 imposes a duty upon all employers to make sure, as far as practicable, the safety, health, and well-being of all their employees at work and such duty includes, so far as is practicable, providing and maintaining the plant and systems of work that are safe and without risks to heath.

It is provided under Section 19 of the OSHA 1994 that any person who breaches such duties is guilty of an offence and shall, upon conviction, be liable to a fine of not exceeding RM500,000 or to imprisonment for a term not exceeding 2 years or both.

The OSHA 1994 empowers the relevant ministry to prescribe plants which require certificate of fitness. The OSHR 2024 prescribes, among others, the specific plants that require certificate of fitness.

Section 27(C) of the OSHA 1994 provides that no person shall install or cause to be installed any prescribed plant unless such person ensures that the plant has fulfilled all requirements prescribed and obtained written approval of the Director General of Occupational Safety and Health, failing which the offender shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM100,000 or to imprisonment for a term not exceeding 1 year or to both.

In addition, Section 27D of the OSHA 1994 provides that no person shall operate or cause or permit to be operated any such plant unless the plant has a certificate of fitness. A person who contravenes the foregoing section shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM100,000 or to imprisonment for a term not exceeding 1 year or to both.

Fire Services Act 1988 (“FSA 1988”)

The FSA 1988 provides for the effective and efficient functioning of the Fire and Rescue Department (“FRD”), for the protection of persons and property from fire risks or emergencies and purposes connected. Pursuant to Section 28 of the FSA 1988, every designated premises shall require a fire certificate, which shall be renewable annually.

Section 32 of the FSA 1988 states that where the occupier of any designated premises proposes to make a material change to the premises while a fire certificate is in force in respect thereof, he shall, before the carrying out of the proposals, give notice of the proposals to the FRD, and if carrying out of the proposals begun without such notice having been given, the occupier shall be guilty of an offence. It is provided under Section 58 of the FSA 1988 that the occupier guilty of such offence shall, on conviction, be liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding 3 years or to both.

Section 33 of the FSA 1988 states that where there is no fire certificate in force in respect of any designated premises the owner of the premises shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding 5 years or to both.

Other Material Laws & Regulations

Companies Act 2016 (“CA 2016”) and Companies Regulations 2017 (“CR 2017”)

The registration, administration and dissolution of companies and corporations are primarily governed by CA 2016 and CR 2017. CA2016 sets out, amongst others, provisions relating to formation and administration of companies, share and capital maintenance, management of companies, arrangement, reconstructions and receivership, corporate rescue mechanisms and cessation of companies whereas CR 2017 primarily governs the procedural and administrative framework of CA2016 such as lodgement of documents, prescribed fees and administrative procedures.

Patents Act 1983 (“PA 1983”) and Patents Regulations 1986 (“PR 1986”)

Protection of patents in Malaysia is primarily governed by the PA 1983 and the PR 1986. The PA 1983 encompasses the provisions relating to patentability, utility innovations, rights associated with a patent, application and procedure for grant of patent, duration of patent and infringement acts whereas the PR 1986 primarily sets out the procedural requirements for applications of patent.

Section 36 of the PA 1983 provides that the registration of patent grants the owner with the exclusive rights in exploitation of the patented invention, assignment or transmission of the patent, conclusion of license contracts and dealing with the patent as the subject of a security interest.

A patent owner is entitled under Section 59 of the PA 1983 to initiate legal proceedings against the person who has infringed or is infringing the patent. Section 60 of the PA 1983 further provides that if the patent owner establishes the commission of infringement, he shall be then entitled to seek for damages and injunctive relief to prevent further infringement and any other legal remedy.

As stated in Section 35 of the PA 1983, the duration for protection of patent is 20 years from filing date of application subject to payment of annual fee.

Trademarks Act 2019 (“TMA 2019”) and Trademarks Regulations 2019 (“TMR 2019”)

Protection of trademarks in Malaysia is primarily governed by the TMA 2019 and the TMR 2019. The TMA 2019 provides for the registration of trademarks in relation to goods and services, the effects of registered trademarks and rights in relation thereto whereas the TMR 2019 primarily sets out the procedural requirements for applications of a trademark.

The TMA 2019 defines trademark as any sign capable of being represented graphically which is capable of distinguishing goods or services of one undertaking from those of other undertakings. A sign may constitute a trademark even though it is used in relation to a service ancillary to the trade or business of an undertaking and whether or not the service is provided for money or money’s worth.

Section 48 of TMA 2019 stipulates that the registration of trademarks grants the registered proprietor with exclusive rights to use trademarks and authorise other persons to use the trademark in relation to the goods or services for which the trademark is registered. Registration of trademarks also entitles the registered proprietor to obtain relief for infringement of trademark.

As provided under Section 39(1) of TMA 2019, the duration of registered trademark is 10 years from the date of application. Upon expiry of registration, such registered trademark may be renewed for a further period of 10 years by submitting the request for renewal.

Personal Data Protection Act (“PDPA 2010”) and Personal Data Protection (Class of Data Users) Order 2013 (“PDPR 2013”)

The protection of personal data in Malaysia is primarily governed by PDPA 2010. PDPA 2010 regulates processing of personal data in commercial transactions within Malaysia whereas PDPR 2013 sets out the personal data protection principles which comprises of general principle, notice and choice principles, disclosure principle, security principle, retention principle, data integrity principle and access principle.

Section 14 of PDPA 2010 empowers Minister to publish, upon the recommendation of the Personal Data Protection Commissioner, an order in Gazette specifying a class of data controllers who is required to be registered as data controllers. A “data controller” means a person who either alone or jointly or in common with other persons processes any personal data or has control over or authorizes the processing of any personal data, but does not include a data processor. The term “data controller” was recently introduced via the Personal Data Protection (Amendment) Act 2024 which substituted the words “data user” with “data controller” in the PDPA 2010.

Under Section 2 of Order 2013, any class of data user specified in the Schedule are mandated to be registered as data users under PDPA 2010. This includes, amongst other, a person who conducts retail dealing and wholesale dealing as defined under the CSA 1961.

Pursuant to Section 16(4) of PDPA 2010, any data controller classified under PDPR 2013 who process personal data without obtaining certificate of registration commits an offence and will be liable, upon conviction to a fine not exceeding RM 500,000 or to imprisonment for a term not exceeding 3 years or to both.

Anti-Money Laundering, Anti-Terrorism Financing and Proceeds Of Unlawful Activities Act 2001 (“AMLATFA 2001”)

AMLATFA 2011 primarily regulates money laundering offences, establishes the preventive measures against money laundering and terrorism financing offences and provides for the forfeiture of assets involved in or derived from such offences, as well as terrorist property, proceeds of an unlawful activity and instrumentalities of an offence, and incidental matters.

Pursuant to Section 4 of AMLATFA 2001, a person commits a money laundering offence if they, among others, engages, directly or indirectly, in a transaction that involves proceeds of an unlawful activity or instrumentalities of an office or acquires, receives, possesses, disguises, transfers, converts, exchanges, carries, disposes of or uses proceeds of an unlawful activity or instrumentalities of an offence. The offender will be liable, upon conviction to imprisonment for a term not exceeding 15 years and to a fine of RM 5 million or a sum of not less than 5 times the sum or value of the proceeds of an unlawful activity or instrumentalities of an offence at the time of the offence, whichever is the higher.

Section 86 of AMLATFA 2001 also imposes general offence upon offender who violates AMLATFA 2001 or regulations made thereunder, or any specification or requirement made, or any order in writing, direction, instruction, or notice given, or any limit, term, condition or restriction imposed, and such offender will, upon conviction, be liable to a fine not exceeding RM 1 million if there is no express penalty prescribed under AMLATFA 2001 or its regulations for such offence. Section 86A of AMLATFA 2001 stipulates that a person commits an offence if he attempts to commit, does any act preparatory to, or in furtherance of, such commission, or abets or is involved in in a criminal conspiracy to commit offence under AMLATFA 2001 irrespective of whether the offence has been committed. Upon conviction, the offender will be subject to the same penalties as if they had committed the offence itself.

Laws and Regulations Relating to Exchange Control

The principal legislations governing exchange control are the Financial Services Act 2013 (“FSA 2013”) and Islamic Financial Services Act 2013 (“IFSA 2013”).

In exercise of the powers conferred by Sections 214 and 261 of the FSA 2013 and Sections 225 and 272 of the IFSA 2013, the regulatory body, Bank Negara Malaysia (“BNM”) issued Foreign Exchange Policy Notices (“FEP Notices”). Schedule 14 of the FSA 2013 and Schedule 14 of the IFSA 2013 when read together with the FEP Notices, sets out circumstances in which specific approval of BNM is to be obtained and circumstances where approval is not required.

Notice 4 : Payment and Receipt of the FEP Notices states, among others:

(a)	in Para 2 Part B, a non-resident is allowed to make or receive payment in RM, in Malaysia, to or from another resident or non-resident for, among others, settlement of a trade in goods or services.

(b)	in Para 3 Part B, a non-resident is allowed to make or receive payment in RM, in Malaysia to or from a resident for -

(i)	a court judgement where the transaction under litigation is undertaken in compliance with the FEP Notices; or

(ii)	a reinsurance for domestic insurance business or a retakaful for domestic takaful business between a resident and a person licensed to carry out Labuan insurance business.

(c)	Para 5 Part C, a resident is allowed to make or receive payment in foreign currency, to or from a non-resident for any purpose (subject to compliance with other FEP Notices), excluding payment made or received for –

(i)	a foreign currency-denominated derivative or Islamic derivative offered by a resident unless approved by the BNM under Part B of Notice 5 or otherwise approved in writing by the BNM;

(ii)	a derivative or Islamic derivative which is referenced to Ringgit unless approved by the BNM under Part B of Notice 5 or otherwise approved in writing by the BNM; or

(iii)	an Exchange Rate Derivative offered by a non-resident unless approved by BNM under Notice 1 or otherwise approved in writing by BNM.

(d)	Part E, a non-resident is allowed to repatriate from Malaysia, funds including any income earned or proceeds from divestment of RM asset, provided that the repatriation is made in foreign currency and the conversion of RM into Foreign Currency is undertaken in accordance with Part B FEP Notice 1.

MANAGEMENT

Directors and Executive Officers

The following table  sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Eng Tong Sim	71	Director, Chief Executive Officer, and [Chairman of the Board of Directors]
		Chief Financial Officer
Han Hoe Tan	58	Director
Mohamed Roslan Mohamad Ikubar	36	Chief Technology Officer
Karen Swee Sin Sim	43	Chief Operating Officer
		Independent Director Nominee
		Independent Director Nominee
		Independent Director Nominee

*	The appointment of the director/independent director will be effective immediately upon effectiveness of this registration statement.

Mr. Eng Tong Sim, aged 71, is our founder, Director, Chief Executive Officer, and [Chairman of the Board of Directors]. With over 15 years of experience in the waste management industry, Mr. Sim brings extensive expertise to his role, where he oversees the strategic direction and overall management of the Biomax Group. As a founder, he is the visionary behind our proprietary RTD System who was involved in the inventions of all related patents   that underpin our technological edge. He has transferred ownership of all these patents to the Group. He has also been the chief executive officer of our operating subsidiary, Biomax Holdings Pte Ltd, since April 2009. Mr. Sim graduated with a degree of doctor of business from the International University in 2014.

Mr. Han Hoe Tan, aged 58, is our Director. He joined us as an accountant at our operating subsidiary, Biomax Green Pte Ltd, in August 2020, and was later promoted to finance manager in July 2022. He was then appointed a director of the said operating subsidiary in January 2023. Mr. Tan also has experience in various industries such as retail, property management, manufacturing, shipbuilding, and oil & gas. Mr. Tan graduated with a diploma in business and accounting from Ngee Ann Polytechnic in Singapore in 1989.

Dr. Mohamed Roslan Mohamad Ikubar, aged 36, is our Chief Technology Officer. Dr. Mohamad Ikubar has around 15 years of experience in research and development. He joined us as the chief technology officer of our operating subsidiary, Blu Bio, since January 2019. From October 2010 to September 2014, he was a research and development director at Biodeinking Sdn Bhd, where he engaged in a broad spectrum of activities, including the research and development of enzyme-based products specifically designed for the wastepaper recycling process, encompassing the development of business plans, product costing analysis, adherence to all relevant regulatory matters, and the delivery of technical presentations to key stakeholders. Dr. Mohamad Ikubar graduated with a bachelor of science in industrial biology in 2010, a master of science in bioscience in 2014 and a doctor of philosophy in bioscience in 2019, all from Universiti Teknologi Malaysia (UTM) in Malaysia.

Ms. Karen Swee Sin Sim, aged 43, is our Chief Operating Officer. Ms. Sim has approximately 8 years of experience in business operations. She has been the chief operating officer of our operating subsidiary, Biomax Green Ptd Ltd since December 2016, where she is mainly responsible for managing the company’s internal processes and operations. Ms. Sim graduated with a bachelor degree in computational science from National University of Singapore in July 2003.

Family Relationships

Ms. Karen Swee Sin Sim, our Chief Operating Officer, is a daughter of Mr. Eng Tong Sim, our founder, Director, Chief Executive Officer, and [Chairman of the Board of Directors]. Other than described above, as of the date of this prospectus, there are no other family relationships among our Directors and executive officers.

Employment Agreements and Director Agreements

We will enter into employment agreements with each of our executive officers, pursuant to which such individuals have agreed to serve as our executive officers for a period of three years from the effective date of the registration statement. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Board of Directors

Composition of our Board of Directors

Our Board of Directors will consist of five Directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The NYSE American Company Guide generally requires that a majority of an issuer’s board of directors must consist of independent directors. Our Board of Directors has determined that each of [*], [*], and [*] is an “independent director” as defined under the NYSE American rules. Our Board of Directors is composed of a majority of independent Directors.

Committees of the Board of Directors

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Each committee’s members and functions are described below.

Audit Committee.

Our Audit Committee will consist of our three independent Directors, and will be chaired by [*]. We have determined that each member of our Audit Committee will satisfy the requirements of the rules of NYSE American and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that [*] qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the Independent Registered Public Accounting Firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Compensation Committee.

Our Compensation Committee will consist of our three independent Directors, and will be chaired by [*]. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of the rules of NYSE American. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive Directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing Executive Officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee will consist of our three independent Directors, and will be chaired by [*]. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of the rules of NYSE American. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

●	reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE American rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

●	evaluating the performance and effectiveness of the Board as a whole.

Code of Business Conduct and Ethics

In connection with this Offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to the Company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as further amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares (including Class A Ordinary Shares) in our company, including the registration of such shares in our share register.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable NYSE American rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of NYSE American, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with NYSE American corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the NYSE American rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE American rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our Board of Directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board of Directors, either by (i) independent directors constituting a majority of our Board of Directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or Board resolution, as applicable, addressing the nominations process is adopted.

The NYSE American Company Guide includes certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” practices in lieu of the otherwise applicable standards of the NYSE American regarding such matters as: (i) the election and composition of the Board of Directors; (ii) the issuance of quarterly earnings statements; (iii) shareholder approval requirements; and (iv) quorum requirements for shareholder meetings. The application of such exceptions requires that we disclose each NYSE American standard that we do not follow and describe the Cayman Islands practices we do follow in lieu of the relevant NYSE American standard. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the NYSE American corporate governance rules, we intend to comply with the NYSE American corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices.

Because we are a foreign private issuer, our members of our Board of Directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also, in the future, elect to utilize the controlled company exemptions under the NYSE American corporate governance rules for so long as we remain a controlled company (i.e. having more than 50% of our voting power held by an individual, a group or another company). Pursuant to the NYSE American corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We will be a “controlled company” as defined under the NYSE American Company Guide because our [*] will own approximately [*]% of our outstanding shares (or [*]% of our outstanding shares if the underwriters’ option to purchase additional shares is exercised in full). See section titled “Prospectus Summary — Implications of Being a Controlled Company”.

COMPENSATION

For the years ended December 31, 2024 and 2023, we paid an aggregate of approximately S$887,379, and S$783,379, respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

2025 Share Incentive Plan

We will adopt the SunHo BioTech Group Ltd 2025 Share Incentive Plan, or the 2025 Incentive Plan, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the 2025 Incentive Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards (including incentive share options) are [________] shares (assuming the Underwriters do not exercise their over-allotment option), representing 20% of the number of fully-diluted Class A Ordinary Shares outstanding as of the date of our Company’s initial public offering, or after our Company’s initial public offering, to represent 20% of the number of fully-diluted Class A Ordinary Shares outstanding as of December 31 of the preceding calendar year, as the case may be.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, Directors, Director nominees and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, Directors, Director nominees or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. In addition, the following table assumes that the Underwriter’s over-allotment option has not been exercised.

Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to twenty five (25) votes per share. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon a transfer of any Class B Ordinary Shares by a holder thereof to any person other than certain permitted transferees or a change in the beneficial owner of such Class B Ordinary Shares, such Class B Ordinary Shares will be automatically and immediately converted into Class A Ordinary Shares on a one-for-one basis. Holders of our Shares are entitled to vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. As of the date of this prospectus, the percentage of Shares beneficially owned prior to this Offering is based on [*] Ordinary Shares, consisting of [*] Class A Ordinary Shares and [*] Class B Ordinary Shares outstanding as described in “Corporate Structure and History” section. None of the shareholders are located in the United States. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after this Offering is based on the number of Shares outstanding prior to this Offering plus the Class A Ordinary Shares that we are selling in this Offering, assuming the Underwriter does not exercise the over-allotment option, and the total and outstanding Class B Ordinary Shares. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned Prior to This Offering(2)		Class B Ordinary Shares Beneficially Owned Prior to This Offering(2)		% of Total Voting Power Before This	Class A Ordinary Shares Beneficially Owned After This Offering(3)		Class B Ordinary Shares Beneficially Owned After This Offering(3)		% of Total Voting Power After This
	Number	%	Number	%	Offering(2)	Number	%	Number	%	Offering(3)
Directors and Executive Officers:

All directors and executive officers as a group
5% shareholders:

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is [*].

(2)	Applicable percentage of ownership is based on [*] Ordinary Shares, consisting of [*] Class A Ordinary Shares and [*] Class B Ordinary Shares outstanding immediately before this Offering.

(3)	Applicable percentage of ownership is based on [*] Ordinary Shares, consisting of [*] Class A Ordinary Shares and [*] Class B Ordinary Shares outstanding immediately after this Offering, assuming the Underwriter does not exercise the over-allotment option.

(4)

(5)	Appointment will be effective immediately upon effectiveness of this registration statement.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2022 to which we have been a party and in which any of our Directors, Executive Officers, or Controlling Shareholder had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus titled “Management”. Except for the transactions described below, there are no other related party transactions during the relevant fiscal years which are required to be disclosed.

During the years ended December 31, 2022, 2023 and 2024 and up to the date of this prospectus, certain related parties are as follows:

Name of party	Relationship
Zelene Goh Zi Ling (Wu ZiLing) (“Ms”)	Director of one or more subsidiaries of the Company, considered a related party due to her position as key management personnel under common control
Sim Eng Tong (“Mr”)	Director and significant shareholder of the Company, exercises significant influence over Company operations and is a control person
Tan Han Hoe (“Mr”)	Director of the Company, key management personnel
SCP Holdings Pte Ltd	Entity under common control with the Company as it is wholly owned and controlled by Mr. Sim Eng Tong (a director and major shareholder)
25 Organic Pte Ltd	Entity controlled by a sibling of Mr. Sim Eng Tong, considered a related party due to family relationship and potential influence by Mr. Sim
Chua Soo Liang (“Mr”)	Shareholder of Biomax Holding Pte Ltd, which is a significant shareholder of the Company, deemed a related party due to significant shareholding interest in a controlling entity
Tan Eng Hua (“Mr”)	Shareholder of Biomax Holding Pte Ltd, deemed a related party due to his ownership interest in a significant shareholder of the Company
Sim Swee Sin, Karen (“Ms”)	Daughter of Mr. Sim Eng Tong (director and significant shareholder) and serves as Chief Operating Officer of the Company’s operating subsidiary, Biomax Green Pte. Ltd.; considered a related party due to her familial relationship and executive role. Her employment benefits are included under Key Management Personnel Compensation
Karen Lee (“Ms”)	Shareholder of Biomax Holding Pte Ltd, considered a related party due to her ownership interest in an entity that holds a substantial stake in the Company
Puah Chum Mok (“Mr”)	Director of Biomax Holding Pte Ltd, who had control and significant influence over the Company's operations, resigned during FY2023

During the years ended December 31, 2022, 2023 and 2024, certain related party transactions with related parties were as follows:

			For the years ended December 31,
Related parties	Nature		2022	2023	2024
			S$	S$	S$
SCP Holdings Pte Ltd	Payment on behalf of Biomax Holding Pte Ltd	(1)	-	139,186	5,088
SCP Holdings Pte Ltd	Advances to Biomax Holding Pte Ltd	(2)	-	567,949	260,700
SCP Holdings Pte Ltd	Novation of loan liabilities from/(to) Biomax Holding Pte Ltd	(3)	(10,628,813)	(2,268,169)	1,930,000
SCP Holdings Pte Ltd	Payment on behalf by Biomax Holding Pte Ltd	(4)	-	(1,284)	-
SCP Holdings Pte Ltd	Advances from Biomax Holding Pte Ltd	(5)	-	(312,500)	-
SCP Holdings Pte Ltd	Capitalisation of loan to Biomax Holding Pte Ltd’s shares	(6)	-	-	5,000,000
SCP Holdings Pte Ltd	Advances from Biomax Green Pte Ltd	(7)	(1,000)	-	-
SCP Holdings Pte Ltd	Payment on behalf of Biomax Green Pte Ltd	(8)	108,433	-	-
SCP Holdings Pte Ltd	Advances to Biomax Green Pte Ltd	(9)	99,998	-	-
Chua Soo Liang	Capitalisation of loan to Biomax Holding Pte Ltd’s shares	(10)	-	1,620,802	2,655,000
Chua Soo Liang	Loan Interest from Biomax Holding Pte Ltd	(11)	-	-	(130,000)
Chua Soo Liang	Novation of loan liabilities to Biomax Holding Pte ltd	(12)	(9,878,813)	(1,420,820)	(955,000)
Chua Soo Liang	Loan repayment on behalf of Biomax Holding Pte Ltd	(13)	-	1,900,000	313,978
Chua Soo Liang	Advances from Biomax Holding Pte Ltd	(14)	-	(2,044,002)	-
Chua Soo Liang	Loan to Biomax Green Pte Ltd	(15)	992,000	-	-
Chua Soo Liang	Loan repayment from Biomax Green Pte Ltd	(16)	(3,185,665)	-	-
25 Organic Pte Ltd	Sales of assets to Biomax Green Pte Ltd	(17)	-	-	45,000

(1)	In the financial years 2023 and 2024, SCP Holdings Pte Ltd made payments totaling S$139,186 and S$5,088 respectively, on behalf of Biomax Holding Pte Ltd. These payments were primarily related to operating expenses incurred by Biomax Holding Pte Ltd.

(2)	In the financial year 2023 and 2024, SCP Holdings Pte Ltd advanced S$567,949 and S$260,700 to Biomax Holding Pte Ltd for working capital and operational funding purposes. The advances were unsecured, non-interest bearing, and repayable on demand.

(3)	In the financial year 2022 and 2023, SCP Holdings Pte Ltd novated S$10,628,813 and S$2,268,169 of loan liabilities from Biomax Holding Pte Ltd to the Company as part of a debt restructuring arrangement and in the financial year 2024, SCP Holdings Pte Ltd novated S$1,930,000 of loan liabilities to the Company under a further debt reorganization.

(4)	In the financial year 2023, Biomax Holding Pte Ltd made payments totaling S$1,284 on behalf of the Company. These payments were primarily related to operating expenses incurred by SCP Holdings Pte Ltd and no such transactions occurred in the financial year 2024.

(5)	In the financial year 2023, SCP Holdings Pte Ltd received advances totaling S$312,500 from Biomax Holding Pte Ltd for working capital and operational funding purposes, with no advances received in the financial year 2024. The advances were unsecured, non-interest bearing, and repayable on demand.

(6)	On July 2, 2024, loans amounting to S$5,000,000 previously extended to Biomax Holding Pte Ltd were capitalized into equity, converting the outstanding loan balances into 1,500,000 ordinary shares of Biomax Holding Pte Ltd. These loans were non-interest bearing, unsecured, and part of a debt-to-equity conversion arrangement to restructure Biomax Holding Pte Ltd's financial obligations.

(7)	In the financial year 2022, SCP Holdings Pte Ltd received advances totaling S$1,000 from Biomax Green Pte Ltd for working capital and operational funding purposes, with no advances received in the financial year 2023 and 2024. The advances were unsecured, non-interest bearing, and repayable on demand.

(8)	In the financial years 2022, SCP Holdings Pte Ltd made payments totaling S$108,433 on behalf of Biomax Green Pte Ltd. These payments were primarily related to operating expenses incurred by Biomax Green Pte Ltd.

(9)	In the financial year 2022, SCP Holdings Pte Ltd advanced S$99,998 to Biomax Green Pte Ltd for working capital and operational funding purposes. The advances were unsecured, non-interest bearing, and repayable on demand.

(10)	On August 8, 2024, Chua Soo Liang capitalized a loan amounting to S$2,655,000 into 964,850 ordinary shares of Biomax Holding Pte Ltd as part of a debt-to-equity conversion arrangement. This followed his earlier capitalization in 2023 of S$1,620,802 into shares of Biomax Holding Pte Ltd. The loans were non-interest bearing, unsecured, and converted into equity to restructure Biomax Holding Pte Ltd’s financial obligations.

(11)	In the financial year 2024, Biomax Holding Pte Ltd incurred S$130,000 in interest expense payable to Mr. Chua Soo Liang on unsecured loan balances S$ 2,228,180.16, bearing interest at 6% per annum.

(12)	In the financial year 2022 and 2023, the Company transferred loan liabilities totaling S$9,878,813 and S$1,420,820 respectively to Mr. Chua Soo Liang, followed by an additional S$955,000 in 2024, under novation arrangements. These loans were non-interest bearing, unsecured, and formed part of a debt-to-equity conversion plan to restructure Biomax Holding Pte Ltd’s financial obligations.

(13)	In the financial years 2023 and 2024, Mr. Chua Soo Liang repaid S$1,900,000 and S$313,978, respectively, on behalf of Biomax Holding Pte Ltd as part of a loan repayment arrangement, which included repayments to Ezyronic Pte Ltd , JC Global, and Biomax Green Pte Ltd.

(14)

In the financial year 2023, Biomax Holding Pte Ltd advanced a total of S$2,044,002 to Chua Soo Liang under his direction. Management has considered the substance over the legal form of the financing arrangements, and, as a result, all amounts have been recorded as related party receivables. Management is currently evaluating the recoverability and legal enforceability of these receivables, which are scheduled to be repaid by December 31, 2026.

(15)	In the financial year 2022, Mr. Chua Soo Liang loan S$992,000 to Biomax Holding Pte Ltd for working capital and operational funding purposes. The advances were unsecured, non-interest bearing, and repayable on demand.

(16)	In the financial years 2022, Biomax Green Pte Ltd repaid S$3,185,665 to Mr. Chua Soo Liang as part of a loan repayment arrangement.

(17)	In the financial year 2024, 25 Organic Pte Ltd sold non-core equipment and fixtures to Biomax Green Pte Ltd, the Company’s operating subsidiary, for a total consideration of S$45,000. The transaction was conducted on an arm’s length basis and involved assets that were no longer essential to 25 Organic Pte Ltd’s operations.

As of December 31, 2022, 2023, 2024 and the date of this prospectus, certain related party balance are as follows:

			As of December 31,			As of the date of this
Name		Nature	2022	2023	2024	prospectus
			S$	S$	S$	S$
Sim Eng Tong (“Mr “)		Amount due to director	(2,599,758)	(1,620,604)	(1,527,760)	(1,253,586)
Tan Han Hoe (“Mr”)		Amount due to director	-	-	(10,000)	-
Zelene Goh Zi Ling (Wu ZiLing) (“Ms”)		Amount due to director	-	-	(10,000)	-
Puah Chum Mok (“Mr”)		Amount due to director	(1,487,439)	(1,617,294)	-	-
	(1)	Total amount due to directors	(4,087,196)	(3,237,898)	(1,547,760)	(1,253,586)

25 Organic Pte Ltd	(2)	Amount due to related party	-	-	(21,000)	(5,000)
Karen Lee (“Ms”)	(3)	Amount due to related party	(80,000)	(80,000)	(120,000)	(40,000)
Tan Eng Hua (“Mr”)	(4)	Amount due to related party	-	-	(10,000)	-
SCP Holdings Pte Ltd	(5)	Amount due to related party	(5,669,765)	(7,544,582)	(1,420,794)	(1,349,794)
		Total amount due to related parties	(5,874,765)	(7,624,582)	(1,571,794)	(1,394,794)

Bio Organic Technology Sdn Bhd	(6)	Amount due from related party	-	13,108	-	-

Chua Soo Liang (“Mr”)	(7)	Amount due from shareholder	-	2,044,202	2,228,180	2,228,180

Chua Soo Liang (“Mr”)	(8)	Amount due to shareholder	(473,668)	(1,700,000)	-	-

(1)	The amounts due to the director as of December 31, 2022, 2023 and 2024 represent short-term employee benefits including remuneration, bonuses, and welfare benefits. The balances are unsecured, non-interest bearing, and payable on demand.

(2)	The amount due to related party 25 Organic Pte Ltd as of December 31, 2024, represents the outstanding balance of S$21,000 for the purchase of assets from Biomax Green Pte Ltd. The payment is being made in 12 monthly installments, with 7 installments remaining as of that date. The remaining payments are scheduled to continue monthly through June 2025.

(3)	The amounts due to related party Ms. Karen Lee as of December 31, 2023 and 2024, representing a short term loan extended to Biomax Green Pte. Ltd. for operational purposes. The loan bore interest at 36% per annum for the year ended December 31, 2023, which was revised to 6.25% per annum for the year ended December 31, 2024.

(4)	The amount due to related party Mr. Tan Eng Hua as of December 31, 2024, representing a short term loan extended to Biomax Green Pte. Ltd. for operational purposes. The loan bore interest at 30% per annum for the year ended December 31, 2024. Repayment was structured over six monthly installments, with one installment remaining as of that date. The remaining balance was fully settled in January 2025.

(5)	The amounts due to related party SCP Holdings Pte Ltd as of December 31, 2023 and 2024, representing loans and advances extended to Biomax Holding Pte. Ltd. for operational purposes. These balances were unsecured, non-interest bearing, and repayable on demand.

(6)	The amount due from related party Bio Organic Technology Sdn Bhd as of December 31, 2023, represented a purchase from Blu Bio (M) Sdn Bhd. The outstanding balance was fully settled subsequently.

(7)	The amounts due from shareholder Mr. Chua Soo Liang as of December 31, 2023 and 2024 represented loan extended from Biomax Holding Pte Ltd. For the financial year ended December 31, 2023, the loan bore interest at 9% per annum, which was subsequently revised to 6% per annum for the financial year ending December 31, 2024. secured by properties pledged by the shareholder

(8)	The amount due to shareholder Mr. Chua Soo Liang as of December 31, 2023 represented shareholder loan to the Biomax Holding Pte Ltd for operational purposes. The balance was non-interest bearing and was repaid by conversion of loan to share.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

DESCRIPTION OF SHARE CAPITAL AND MEMORANDUM AND ARTICLES OF ASSOCIATION

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$50,000 divided into 100,000,000 Ordinary Shares of par value US$0.0005 each, comprising of (i) [*] Class A Ordinary Shares of nominal or par value of US$0.0005 each, and (ii) [*] Class B Ordinary Shares of nominal or par value US$0.0005 each. As of the date of this prospectus, [*] Class A Ordinary Shares and [*] Class B Ordinary Shares were issued and outstanding. We will issue [*] Class A Ordinary Shares in this Offering (or [*] Class A Ordinary Shares if the Underwriter exercises its option to purchase additional Class A Ordinary Shares in full).

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Our amended and restated memorandum and articles of association

Objects of our Company. Under our amended and restated memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Upon the completion of this Offering, our authorized share capital is US$50,000 divided into 100,000,000 Ordinary Shares of par value US$0.0005 each, comprising of (i) [*] Class A Ordinary Shares of nominal or par value of US$0.0005 each, and (ii) [*] Class B Ordinary Shares of nominal or par value US$0.0001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable.

Conversion. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our Shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that our board of directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the directors may from time to time think fit. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, (i) on a show of hands every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of our Company, have one vote for each Class A Ordinary Share and 25 votes for each Class B Ordinary Share in each case of which he is the holder; and (ii) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 25 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

[Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by (i) the chairman of such meeting; (ii) at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting; or (iii) shareholder (s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than [one-tenth] of the total voting rights of all shareholders having the right to vote at the meeting.]

Any ordinary resolution is a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the amended and restated memorandum and articles of association or other constituent document of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each financial year hold a general meeting as its annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Section 704 of the NYSE American Company Guide mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end. Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the NYSE American corporate governance rules, we intend to comply with the NYSE American corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Advance notice of at least [ten clear days’ notice] is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of [one or more] Members holding shares which carry in aggregate (or representing by proxy) not less than [a majority] of all votes attaching to all shares in issue and entitled to vote at such general meeting.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than one-third of the voting rights (on a one vote per share basis) in the share capital of the Company. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our amended and restated articles of association. If our directors do not within 21 calendar days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three calendar months after the expiration of the said 21 calendar day period.

Winding Up; Liquidation. Subject to applicable law and any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the Shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place for payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and our amended and restated memorandum and articles of association we may purchase our own shares. In accordance with our amended and restated articles of association, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that such shares are subject to redemption at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board of Directors or by the Shareholders by special resolution. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our Shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. There are no additional restrictions on the transfer of Class B Ordinary Shares. However, upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a holder to any person who is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not an affiliate of such holder, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the NYSE American may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of NYSE American, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, the rights attached to any such class may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our amended and restated articles of association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our Shareholders to the extent authorized but unissued.

Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting.

Each Director shall hold office for the term, if any, fixed by the terms of his appointment or until his office is vacated pursuant to the amended and restated memorandum and articles of association.

A Director is not required to hold any shares in the company by way of qualification nor is there any specified upper or lower age limit for Directors either for accession to or retirement from the Board.

A Director may be removed by an ordinary resolution of the Company before the expiration of his term of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and the Company may by ordinary resolution appoint another in his place. Any Director so appointed shall be subject to the retirement by rotation provisions.

The office of a Director shall be vacated if he:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated;

(e)	is prohibited by law from being a director; or

(f)	is removed from office pursuant to any other provision of the amended memorandum and articles of association.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

Anti-Money Laundering — Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a “data controller”, while certain of the Company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled, to a large extent, after the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by either (i) a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, or (ii) three-fourths in value of each class of shareholders with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months after the making of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	an act purports to abridge or abolish the individual rights of a shareholder; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default, or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that our Shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and it does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our Shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our Shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our Shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our amended and restated articles of association do not provide for cumulative voting. As a result, our Shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our Shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands, by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [*] Class A Ordinary Shares (or [*] Class A Ordinary Shares if the Underwriter exercises its over-allotment option in full) and [*] Class B Ordinary Shares outstanding. All of the Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act, without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares, and while we plan to apply to list our Class A Ordinary Shares on NYSE American, we cannot assure you that a regular trading market for our Class A Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A Ordinary Shares. Further, since a large number of our Class A Ordinary Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We, or any of our successors, have agreed not to, for a period of six (6) months after the effective date of the registration statement of which this prospectus forms a part and subject to certain exceptions, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this Offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities, without the prior written consent of the Underwriter.

Furthermore, each of our directors, executive officers and holders of more than 5% of our outstanding shares has also entered into a similar lock-up agreement for a period of six (6) months after the effective date of the registration statement of which this prospectus forms a part, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares. Pursuant to such lock-up agreements, each of our directors and executive officers has agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities for a period of six (6) months after the effective date of the registration statement of which this prospectus forms a part, without the prior written consent of the Underwriter.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ordinary shares may dispose of significant numbers of our ordinary shares in the future. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares.

Rule 144

All of our Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our Class A common stock prior to the completion of this Offering may sell such shares upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days prior to the date of the sale and have filed all reports required thereunder, or (2) the expiration of a one-year holding period.

At the expiration of the six-month holding period, assuming we have been subject to the Exchange Act reporting requirements for at least 90 days and have filed all reports required thereunder, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell upon expiration of the Lock-Up Agreements described above, within any three-month period, a number of Shares acquired prior to the completion of this Offering in the amount does not exceed the greater of the following:

●	1% of the then outstanding Shares of the same class, which will equal approximately [*] Class A Ordinary Shares or [*] Class B Ordinary Shares immediately after this Offering, assuming the over-allotment option is not exercised, and [*] Class A Ordinary Shares or [*] Class B Ordinary Shares, assuming the over-allotment option is exercised in full; or

●	the average weekly trading volume of our Shares on NYSE American, where we have applied to list our Shares, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering without restriction. A person who was one of our affiliates at any time during the three months preceding a sale, upon expiration of the Lock-up Agreements described above, would remain subject to the volume restrictions described above.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

Singapore

There are no foreign exchange control restrictions in Singapore.

TAXATION

The following are material Cayman Islands tax, Singapore tax and U.S. federal income tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Singapore, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Class A Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Taxation

Income Tax

Individual income tax

An individual is considered a tax resident in Singapore for a particular year of assessment (“YA”) if, during the preceding calendar year, he or she was physically present in Singapore or was employed in Singapore (other than as a director of a company) for 183 days or more, except for temporary absences therefrom as may be reasonable and not inconsistent with a claim by such person to be resident in Singapore.

Individual taxpayers (both tax resident and non-tax resident of Singapore) are liable to pay Singapore individual income tax on income accruing in or derived from Singapore, with specific exemptions. Foreign-sourced income received or deemed received in Singapore by an individual taxpayer is generally exempt from income tax in Singapore, irrespective of an individual’s tax residency status in Singapore, except when such income is acquired through a partnership in Singapore by the individual.

Between calendar year 2016 to calendar year 2022 (i.e. YA 2017 to YA 2023), a Singapore tax resident individual is subject to tax at the progressive rates, ranging from 0% to 22%, after deducting qualifying personal reliefs where applicable. With effect from calendar year 2023 (i.e. YA 2024), a Singapore tax resident individual is subject to tax at the progressive rates, ranging from 0% to 24%. Non-Singapore tax resident individuals generally face a flat tax rate of 15% on employment income or the progressive resident tax rates, whichever results in a higher tax amount. All other income derived or accruing in Singapore (such as director’s fee, consultation fees, rental income and all other income) will be subject to a flat tax rate of 22% (up to calendar year 2022 or YA 2023), and 24% (from calendar year 2023 or YA 2024 onwards).

Corporate income tax

A company is considered a Singapore tax resident if the control and management of the company’s business is exercised in Singapore. A Singapore tax resident corporate taxpayer is liable to pay Singapore income tax on income accruing in or derived from Singapore and income derived from outside Singapore (i.e. foreign-sourced income) which is received or deemed received in Singapore, unless otherwise exempted.

Tax exemption will be granted to a Singapore tax resident corporate taxpayer on its foreign-sourced dividends, foreign branch profits and foreign-sourced service income (“specified foreign income”) received or deemed to be received in Singapore, subject to satisfaction of the qualifying conditions.

A non-Singapore tax resident corporate taxpayer conducting trade or business in Singapore, is subject to Singapore income tax on income accruing in or derived from Singapore, and foreign-sourced income received or deemed received in Singapore.

The prevailing corporate tax rate in Singapore is 17% and taxpayers are entitled to claim partial tax exemption on the first S$200,000 of a company’s normal chargeable income as follows:

●	75% on the first S$10,000 of normal chargeable income; and

●	50% on the next S$190,000 of normal chargeable income.

Additionally, new start-up companies will, subject to certain conditions, be eligible for partial tax exemption on the first S$200,000 of normal chargeable income in their first three consecutive years of assessment as follows:

●	75% exemption on the first S$100,000 of normal chargeable income; and

●	50% exemption on the next S$100,000 of normal chargeable income.

Capital Gains Tax

Singapore currently does not impose tax on capital gains. Any gains derived from the disposal of our Class A Ordinary Shares which are considered to be capital in nature will not be subject to tax in Singapore. However, gains arising from the disposal of investments may be considered income in nature and if they arise from or are otherwise connected with the activities of a trade or business carried on in Singapore, they may consequently be subject to Singapore income tax. There are no specific laws or regulations governing whether a gain should be characterised as income or capital in nature. The characterization of gains arising from the disposal of our Class A Ordinary Shares will depend primarily on the facts and circumstances of each Shareholder. Given that the facts and circumstances of each Shareholder will differ, it is recommended that Shareholders seek advice from their own tax advisers regarding the Singapore tax implications relevant to their individual circumstances.

Singapore offers certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares (with certain exceptions) between 1 June 2012 and 31 December 2027 (both dates inclusive) where the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months immediately preceding the disposal.

All Shareholders and investors are advised to consult their own tax advisers concerning the Singapore income tax implications associated with their subscription for, purchase, holding and disposal of our Shares.

Moreover, Shareholders who have adopted, or are required to adopt, the Singapore Financial Reporting Standards (International) (“SFRS (I)”) 9 (Financial Instruments) may be required to recognize gains or losses in accordance with the provisions of SFRS (I) 9 irrespective of whether there is any disposal of our Class A Ordinary Shares. If such is the case, any gain or loss on the Class A Ordinary Shares, if held on revenue account, may be subject to taxation or deductible for Singapore income tax purposes notwithstanding such gain or loss being unrealized. Gains or losses (whether realized or unrealized) arising from our Class A Ordinary Shares held on capital account will not be subject to tax or deductible. Shareholders potentially subjected to such tax treatment should seek advice from their own accounting and tax advisers regarding the Singapore income tax implications that may arise from the adoption of SFRS (I) 9 in relation to their subscription for, purchase, holding and disposal of our Class A Ordinary Shares.

Goods and Services Tax (“GST”)

The sale of our Class A Ordinary Shares by a GST-registered investor belonging in Singapore to another person belonging in Singapore is an exempt supply and is therefore not subject to GST. Any input GST (e.g. GST on brokerage) incurred by the GST-registered investor in making such an exempt supply is generally not recoverable from the Comptroller of GST and constitutes an additional cost to the investor, unless certain conditions specified under the GST legislation or certain GST concessions are met by the investor. Where our Class A Ordinary Shares are sold by a GST-registered investor to a person belonging outside Singapore, and the supply directly benefits:

●	a person who belongs in a country other than Singapore and who is outside Singapore at the time of the sale; or

●	a GST-registered person who belongs in Singapore,

the sale of the Class A Ordinary Shares qualifies for zero-rating (i.e. subject to GST at 0%). As a general rule, any input GST incurred by a GST-registered investor in the making of this zero-rated supply in the course of or furtherance of his business activities, may be recovered from the Comptroller of GST as input tax credit, subject to the normal input tax recovery rules.

Investors are advised to seek their own tax advice regarding the recoverability of GST incurred on expenses related to the purchase and disposition of our Class A Ordinary Shares. Services consisting of arranging, broking, underwriting or advising on the issue, allotment or transfer of ownership of our Class A Ordinary Shares provided by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our Shares should be subject to GST at the standard rate, presently at 9%. Such services should qualify for zero-rating if these services are contractually supplied to an investor belonging outside Singapore and the supply directly benefits:

●	a person who belongs in a country other than Singapore and who is outside Singapore at the time the services are performed; or

●	a GST-registered person who belongs in Singapore.

Dividend Distributions

Singapore operates under the one-tier corporate taxation system (“One-Tier System”). Under the One-Tier System, the tax paid by a Singapore tax resident company constitutes a final tax. All dividends disbursed by a Singapore tax resident company are exempted from income tax in Singapore for Shareholders regardless of their tax residency and whether the Shareholder is a company or an individual. Presently, Singapore does not impose withholding tax on dividends.

All foreign Shareholders/investors are advised to consult their own tax advisers regarding the tax laws of their respective countries of residence pertaining to the dividends received by them and the applicability of any double taxation agreement between their country of residence and Singapore.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Malaysia Taxation

Corporate Income Tax

The principal legislation that governs a person’s income tax in Malaysia is the Income Tax Act 1967 (“ITA”). Pursuant to Section 3 of the ITA, income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia. Section 4 of the ITA lists classes of income on which tax is chargeable which includes gains or profits from a business.

Section 8 of the ITA provides that a company is a tax resident in Malaysia if its management and control are exercised in Malaysia. Management. Conversely, non-resident corporations are those whose management and control are outside Malaysia.

The income tax rate payable by a resident company differs depending on the amount of the company’s paid-up capital and its annual sale in relation to the particular YA.

A company resident and incorporated in Malaysia with paid-up capital of RM2.5million and less at the beginning of basis period of a year of assessment and gross income from sources consisting of a business not exceeding RM50million for the basis period is taxed at 15% for the first RM150,000, 17% at the next RM450,000 and 24% on sum in excess of RM600,000. For companies which do not meet these requirements and/or where 20% of the paid-up capital is directly or indirectly owned by one or more companies incorporated outside Malaysia, the tax applicable is 24%.

A non-resident company is further taxed on royalties derived from Malaysia at 10%, and interest derived from Malaysia at 15% save that interest paid to a non-resident by a bank or a finance company in Malaysia is exempt from tax.

Withholding Tax

Pursuant to the ITA, where a person / payer is liable to make specific payments to a payee, he shall deduct withholding tax at the rate prescribed and pay that to the Director General of Inland Revenue. The specified payments include, among others, contract (10% on service portion of contract payment on account of the tax payable by non-resident contractor and 3% on the service portion on account of tax payable by employees of that non-resident contractor), interest (15% or any other rate as prescribed under the Double Taxation Agreement between Malaysia and the country where the payee is tax resident) and royalty (10% or any other rate as prescribed under the Double Taxation Agreement between Malaysia and the country where the payee is tax resident) payments to non-residents.

Dividends are currently not subject to withholding tax.

Dividend Distribution

Under Section 131(1) of the Companies Act 2016, a Malaysian company may declare dividend out of profits if the company is solvent (i.e. being able to pay its debts as and when the debts become due within 12 months immediately after the distribution is made).

Currently, dividends paid to individuals are taxed at a rate of 2% for dividends in excess of RM100,000. Dividends paid to companies are exempted.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on NYSE American, as our Class A Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the shares in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement with US Tiger Securities, Inc., the representative of the underwriters named below (the “Representative”), with respect to the Class A Ordinary Shares being offered. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. The Representative has agreed to purchase from us, on a firm commitment basis, and we have agreed to sell to them, the number of Class A Ordinary Shares indicated in the following table, subject to certain conditions set out in the underwriting agreement.

Underwriters	Number of Ordinary Shares
US Tiger Securities, Inc.	[●]
Total	[●]

The Representative is committed to purchase all the Class A Ordinary Shares offered by this prospectus if it purchases any Class A Ordinary Shares. The Representative is not obligated to purchase Class A Ordinary Shares covered by the Representative’s over-allotment option to purchase Class A Ordinary Shares as described below. The Representative is offering the Class A Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them from us, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Representative of officer’s certificates and legal opinions. The Representative reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the Representative an over-allotment option, exercisable for up to 45 days after the closing of this offering, to purchase up to an additional 15% of the total number of Class A Ordinary Shares sold in this offering at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A Ordinary Shares listed next to the names of all underwriters in the preceding table.

Underwriting Discounts and Expense Reimbursement

We have agreed to pay the Representative a cash fee equal to seven percent (7%) of the gross proceeds received by the Company in the offering.

The Representative has advised us that it proposes to offer the Class A Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less the aforesaid underwriting discount. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the Representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part.

The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option. The underwriting discounts are equal to the public offering price per share less the amount per share the underwriters pay us for the shares.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses	$	$	$

(1)	Represents an underwriting discount equal to 7% per share. The fees do not include the Representative’s expense reimbursement provisions described below.

We have agreed to reimburse the Representative up to a maximum of $200,000 for out-of-pocket accountable expenses. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Listing

We have applied to list our Class A Ordinary Shares on NYSE American under the symbol “[*].” The closing of this offering is conditioned upon NYSE American’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on NYSE American.

Indemnification

We have agreed to indemnify the Representative against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Representative may be required to make in respect thereof.

Right of Participation

For a period of twelve (12) months following the closing of this offering, we have agreed to grant the Representative the right of first refusal to act as an investment banker, joint book-runner and/or joint placement agent, for every future public and private equity and/or debt offering for us, including all equity linked financings, on terms customary to the Representative.

Lock-Up Agreements

We, or any of our successors, have agreed that, for a period ending six (6) months after the effective date of the registration statement of which this prospectus forms a part, subject to certain exceptions, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities that are convertible into or exercisable or exchangeable for our ordinary shares, or (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares.

Each of our directors, officers, and shareholders owning 5% or more of our ordinary shares has agreed, for a period of six (6) months from the effective date of the registration statement of which this prospectus forms a part, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. In determining the initial public offering price, we and the Representative have considered a number of factors including:

●	the information set forth in this prospectus and otherwise available to the Representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

●	such other factors as were deemed relevant.

Neither we nor the Representative can assure investors that an active trading market will develop for our Class A Ordinary Shares, or that our Class A Ordinary Shares will trade in the public market at or above the initial public offering price.

Electronic Offer, Sale, and Distribution

A prospectus in electronic format may be made available on the websites maintained by the Representative or selling group members, if any, participating in this offering and the Representative may distribute prospectuses electronically. The Representative may agree to allocate a number of the Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with the offering, the underwriters may purchase and sell Class A Ordinary Shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of Class A Ordinary Shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional Class A Ordinary Shares in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriters may close out any covered short position by either exercising their option to purchase additional Class A Ordinary Shares or purchasing Class A Ordinary Shares in the open market. In determining the source of Class A Ordinary Shares to close out the covered short position, the underwriters will consider, among other things, the price of Class A Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase additional Class A Ordinary Shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, Class A Ordinary Shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased Class A Ordinary Shares sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A Ordinary Shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A Ordinary Shares. As a result, the price of the Class A Ordinary Shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on NYSE American, the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market-making transactions in our Class A Ordinary Shares on NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase our Class A Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

Other than in the United States of America, no action has been taken by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each a Member State), no Class A Ordinary Shares has been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to our Class A Ordinary Shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior written consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of our Class A Ordinary Shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any of our Class A Ordinary Shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any of our Class A Ordinary Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class A Ordinary Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior written consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our Class A Ordinary Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our Class A Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for our Class A Ordinary Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No Class A Ordinary Shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, or FSMA;

provided that no such offer of the shares shall require the us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Israel

This prospectus does not constitute a prospectus as defined under the Israeli Securities Law (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and (2) investors listed in the first addendum (as it may be amended from time to time, the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of 50 million New Israeli Shekels and “qualified individuals,” each as defined in the Addendum, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Our Class A Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our Class A Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A Ordinary Shares may not be circulated or distributed, nor may our Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act 2001 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our Class A Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our Class A Ordinary Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where our Class A Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired our Class A Ordinary Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and our Class A Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. Class A Ordinary Shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our Class A Ordinary Shares should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Switzerland

Our Class A Ordinary Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our Class A Ordinary Shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, our company or our Class A Ordinary Shares has/have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our Class A Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of our Class A Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our Class A Ordinary Shares.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the “Corporations Act”, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our Class A Ordinary Shares may only be made to persons, or “Exempt Investors”, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A Ordinary Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring our Class A Ordinary Shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

We have not engaged counsel outside of the United States to review any other country’s securities laws and therefore, notwithstanding the above, neither we nor the underwriters can assure you that the summary of the laws above are accurate as of the date of this prospectus.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, which are expected to be incurred and borne by the Company in connection with the sale of Class A Ordinary Shares in this Offering. With the exception of the registration fee payable to the SEC, the NYSE American listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$
NYSE American listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fee and expenses
Miscellaneous
Total	$

LEGAL MATTERS

The validity of the Class A Ordinary Shares offered in this Offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels Singapore LLP, our Cayman Islands counsel. Certain legal matters as to Singapore law will be passed upon for us by Chancery Law Corporation, our Singapore counsel. Certain other legal matters as to United States Federal and New York State law in connection with this Offering will be passed upon for us by Loeb & Loeb LLP, New York, New York. Certain legal matters as to Singapore law in connection with this Offering will be passed upon for the Underwriter by Icon Law LLC. Certain other legal matters as to U.S. law in connection with this Offering will be passed upon for the Underwriter by Sichenzia Ross Ference Carmel LLP.

EXPERTS

The consolidated financial statements of SunHo BioTech Group Ltd as of December 31, 2023 and 2024, and for the years then ended, have been audited by Assentsure PAC, located at 180B Bencoolen St, #03-01 The Bencoolen, Singapore 189648, Independent Registered Public Accounting Firm, as set forth in their report elsewhere herein. Such consolidated financial statements have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed [Cogency Global Inc.] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this Offering or any purchase or sale of securities in connection with this Offering. The address of our agent is [122 East 42nd Street, 18th Floor, New York, NY 10168].

Harney Westwood & Riegels Singapore LLP (“Harneys”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Harneys has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor (a liability to pay a liquidated sum for which the judgment has been given); (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained by fraud and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Also, our principal executive offices and substantially all of our assets are located in Singapore. In addition, most of our directors and officers are nationals or residents of Singapore and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.

Singapore

Our Singapore counsel, Chancery Law Corporation, has further advised us that it is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States; or (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal) in the federal or state courts of the United States (provided that it has jurisdiction over the parties subject to such judgment) under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment or earlier foreign judgement recognized in Singapore that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In determining whether a judgment given by that original court should be recognized for the purposes of enforcement in Singapore, the Singapore Courts shall not be bound by any decision of that original court relating to forum non conveniens (where there is some other forum with competent jurisdiction which is more appropriate for the trial) or lis alibi pendens (where proceedings are pending in another jurisdiction). As such, assuming that the courts of the United States had jurisdiction to hear and determine the original case and there are no grounds on which to impeach the judgment, the enforcement action in the Singapore courts may be successful without having to re-litigate the merits of the case.

An investor may not be able to commence an original action against us or our directors or executive officers, or any person (“Original Action”), before the Singapore courts to enforce, either directly or indirectly, a judgment of courts in the United States which concerns foreign penal, revenue or other public laws. If the action requires the Singapore courts to decide on liabilities (in particular, criminal liabilities) under the securities laws of the United States, the Singapore courts are likely to decline jurisdiction to hear the action. Each claim or relief sought in the United States proceedings would have to be reviewed to determine if it is civil or criminal in nature.

In addition, whether an Original Action may be commenced in a Singapore court depends on whether the Singapore court has jurisdiction. In this regard, Singapore Court may decline to assume jurisdiction or proceedings in a Singapore Court may be stayed or struck out on grounds of (i) forum non conveniens(where there is some other forum with competent jurisdiction which is more appropriate for the trial) or there are other exceptional circumstances for choosing another forum; (ii) lis alibi pendens (where proceedings are pending in another jurisdiction); or (iii) res judicata (where the merits of the issues in dispute have already been judicially determined or should have been raised in previous proceedings between the parties). The Singapore courts will consider, among other considerations, whether the parties have agreed by a jurisdictional clause to submit to the Singapore courts or whether there are sufficient connecting factors (including factors such as the proper law of the contract or the place in which the tort occurred) which point to Singapore being the most appropriate forum.

As such, Chancery Law Corporation has advised us that there is uncertainty as to whether Singapore courts will entertain Original Actions predicated upon the securities laws of the United States or any state in the United States.

Malaysia

The Reciprocal Enforcement of Judgments Act 1958 of Malaysia (“REJA”) provides for the enforcement of judgments from specific countries listed in the First Schedule of the REJA. We have been advised that the United States is not one of the countries listed and that there is no treaty between the United States and Malaysia providing for reciprocal recognition and enforcement of judgements of United States courts. As such, it is uncertain as to whether courts of Malaysia will recognize or enforce judgments obtained against Biomax Cayman, our directors or officers based on civil liability provisions of the securities laws of the United States or state laws.

However, foreign judgments from countries not listed in the First Schedule to the REJA may be enforced by pursuing an action in Malaysia based on the foreign judgment obtained following common law (adopted into Malaysian legal system by virtue of the Civil Law Act 1956) provided that the foreign judgement meet certain specific conditions which includes, among other things:

(1)	The judgement is for a definite sum;

(2)	The judgement is final and conclusive on the merits of the claim;

(3)	Not obtained by fraud;

(4)	Proceedings in which judgement was obtained is not contrary to natural justice; and

(5)	Enforcement of the judgment would not be contrary to public policy in Malaysia.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the Class A Ordinary Shares to be sold in this Offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules thereto for further information with respect to us and the Class A Ordinary Shares. For further information about us and the Class A Ordinary Shares that we propose to sell in this Offering, we refer you to the registration statement and the exhibits, schedules, financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents.

Our SEC filings, including the Registration Statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

As a result of this Offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, as applicable to foreign private issuers, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, without charge, at https://www.biomaxgreen.com. You may access our annual reports on Form 20-F and other reports filed with the SEC, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A Ordinary Shares.

SUNHO BIOTECH GROUP LTD

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SunHo BioTech Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SunHo BioTech Group Ltd. (the “Company”) as of December 31, 2023, and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements as of and for the years ended December 31, 2023, and 2024 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has incurred recurring operating losses and experienced negative cash flows from operations. In addition, the Company remains dependent on external financing to fund its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after the date the financial statements are issued. Management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

April 21, 2025

We have served as the Company’s auditor since 2024.

PCAOB ID Number 6783

SUNHO BIOTECH GROUP LTD
CONSOLIDATED BALANCE SHEETS

	Year Ended December 31,
	2023	2024	2024
	S$	S$	US$
ASSETS
Current Assets
Inventories, net	107,182	119,938	87,789
Account receivables, net	69,834	919,428	672,982
Other receivables and prepaid expenses	334,402	306,749	224,527
Deferred offering cost	-	66,961	49,013
Amount due from related party	13,108	-	-
Amount due from shareholder	2,044,202	2,228,180	1,630,933
Cash and cash equivalents	313,315	1,544,933	1,130,825
Total Current Assets	2,882,043	5,186,189	3,769,069

Non-Current Assets
Property and equipment, net	30,467	99,565	72,877
Right-of-use assets, net	1,490,878	1,111,032	813,228
Intangible asset, net	17,500,000	15,750,000	11,528,327
Deferred tax assets	1,930,600	1,716,335	1,256,284
Total Non-Current Assets	20,951,945	18,676,932	13,670,716
TOTAL ASSETS	23,833,988	23,863,121	17,466,785

LIABILITIES
Current Liabilities
Account payables	279,083	339,807	248,724
Other payables	440,179	476,444	348,737
Provision	75,679	240,320	175,904
Contract liabilities	2,600,006	109,308	80,009
Amount due to directors	3,237,898	1,547,760	1,132,894
Amount due to related parties	80,000	151,000	110,526
Amount due to shareholder	1,700,000	-	-
Amount due to third parties	3,509,985	1,103,163	807,468
Leases liabilities, current	470,632	452,051	330,882
Borrowings	49,198	48,342	35,384
Total Current Liabilities	12,442,660	4,468,195	3,270,528

Non-Current Liabilities:
Amount due to related parties	7,544,582	1,420,794	1,039,960
Amount due to third parties	500,742	183,416	134,253
Leases liabilities, non-current	1,006,989	634,059	464,104
Borrowings	155,698	2,807,344	2,054,857
Total Non-Current Liabilities	9,208,011	5,045,613	3,693,174
TOTAL LIABILITIES	21,650,671	9,513,808	6,963,702

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0005 par value, 100,000,000 shares authorized; 1 share issued and outstanding as of December 31, 2023 and 2024 respectively)*	-	-	-
Additional paid-in capital	9,536,991	24,644,285	18,038,563
Capital reserve	35,000,000	35,000,000	25,618,504
Foreign currency translation reserve	401,262	230,669	168,840
Accumulated deficit	(42,754,936)	(45,525,641)	(33,322,824)
Total Shareholders’ Equity	2,183,317	14,349,313	10,503,083
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,833,988	23,863,121	17,466,785

*	Retroactively presented for the reorganization exercise described in Note 1

The accompanying notes are an integral part of these consolidated financial statements

SUNHO BIOTECH GROUP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2023	2024	2024
	S$	S$	US$
Revenue	564,614	3,069,148	2,246,485
Cost of revenue	(246,388)	(1,095,221)	(801,654)
Gross profit	318,226	1,973,927	1,444,831

Operating expenses:
Selling and distribution expenses	(177,130)	(234,236)	(171,452)
General and administrative expenses	(4,646,854)	(5,016,235)	(3,671,669)
Finance costs	(643,260)	(628,467)	(460,011)
Total operating expenses	(5,467,244)	(5,878,938)	(4,303,132)
Loss from operations	(5,149,018)	(3,905,011)	(2,858,301)

Other income:
Other income	59,784	1,348,571	987,096
Total other income	59,784	1,348,571	987,096
Loss before income tax expenses	(5,089,234)	(2,556,440)	(1,871,205)
Income tax (credit) / expenses	130,827	(214,265)	(156,833)
Net loss	(4,958,407)	(2,770,705)	(2,028,038)
Other Comprehensive Income/(Loss)
Currency translation differences arising on consolidation	74,426	(170,593)	(124,867)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(4,883,981)	(2,941,298)	(2,152,905)

Net loss per share
Basic and diluted	(4,958,407)	(2,770,705)	(2,028,038)

The accompanying notes are an integral part of these consolidated financial statements.

SUNHO BIOTECH GROUP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional			Foreign currency
	Number of shares*	Amount	paid in capital	Accumulated Deficit	Capital reserves	translation reserve	Total equity
		S$	S$	S$	S$	S$	S$
Balance as at January 1, 2023	1	-	6,000,100	(37,796,529)	35,000,000	326,836	3,530,407
Net loss	-	-		(4,958,407)	-		(4,958,407)
Foreign currency translation	-	-		-	-	74,426	74,426
Capital contribution from shareholders	-	-	3,536,891	-	-		3,536,891
Balance as at December 31, 2023	1	-	9,536,991	(42,754,936)	35,000,000	401,262	2,183,317
Net loss	-	-	-	(2,770,705)	-		(2,770,705)
Foreign currency translation	-	-	-	-	-	(170,593)	(170,593)
Capital contribution	-	-	15,107,294	-	-		15,107,294
Balance as at December 31, 2024	1	-	24,644,285	(45,525,641)	35,000,000	230,669	14,349,313

*	Retroactively presented for the reorganization exercise described in Note 1

The accompanying notes are an integral part of these consolidated financial statements.

SUNHO BIOTECH GROUP LTD
CONSOLIDATED STATEMENTS OF CASH FLOW

	2023	2024	2024
	S$	S$	US$
Cash flows from operating activities
Net loss	(4,958,407)	(2,770,705)	(2,028,038)

Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of property and equipment	23,579	43,829	32,081
Depreciation of right-of-use asset	343,367	385,523	282,186
Amortisation of intangible asset	1,750,000	1,750,000	1,280,925
Impairment of goodwill	5,236	-	-
Write-off of amount due from related party (non-cash)	-	13,108	9,594
Provision for expected credit losses	53,851	(787)	(576)
Provision for warranty	34,493	91,241	66,785
Provision for reinstatement cost	36,700	73,400	53,726
Allowance for inventory obsolescence	28,897	17,712	12,964
Loss on disposal of property and equipment	-	88	64
Gain on leases termination	-	(5,788)	(4,237)
Bad debt written off	50,980	103,541	75,788
Unrealised Exchange difference	38,245	(181,673)	(132,977)
Interest expense	594,307	628,467	460,011
Operating lease expenses	48,953	68,028	49,794
Inventories write-down	5,544	35,241	25,795

Change in operating assets and liabilities:
Inventories	(513)	(62,713)	(45,903)
Receivables	177,513	(696,908)	(510,107)
Payables and contract liabilities	411,940	(2,577,129)	(1,886,348)
Operating lease obligation	(411,455)	(364,642)	(266,902)
Deferred tax assets	(130,827)	214,265	156,833
Net cash used in operating activities	(1,897,597)	(3,235,902)	(2,368,542)

Cash flow from investing activities:
Acquisition of property and equipment	(11,544)	(105,920)	(77,529)
Proceeds received from disposal of property and equipment	-	1,177	862
Net cash used in investing activities	(11,544)	(104,743)	(76,667)

Cash flows from financing activities:
Proceeds from issuance of new shares	-	3,450,000	2,525,253
Repayments for finance leases liabilities	(74,221)	(95,068)	(69,586)
Proceeds received from bank borrowings	60,000	2,568,811	1,880,260
Repayments for bank borrowings	(40,562)	(49,213)	(36,022)
Interest paid for bank borrowings	(8,544)	(10,305)	(7,543)
Proceeds received from loans from third parties	835,668	257,833	188,723
Repayments for loans from third parties	(998,151)	-	-
Interest paid for loans from third parties	(292,482)	(585,273)	(428,395)
Advance from/ (repayment to) directors/shareholders	149,203	(671,024)	(491,161)
Advance from/ (repayment to) related parties	2,452,413	(297,301)	(217,612)
Net cash generated from financing activities	2,083,324	4,568,460	3,343,917
Net increase in cash and cash equivalents	174,183	1,227,815	898,708
Effects of changes in foreign exchange of cash	(246)	3,803	2,784
Cash and cash equivalents at beginning of financial year	139,378	313,315	229,333
Cash and cash equivalents at end of financial year	313,315	1,544,933	1,130,825

Supplemental disclosures of cash flow information:
Conversion of loans into equity	2,219,417	11,647,294	8,525,321
Novation of loan from related parties	(2,268,169)	(975,000)	(713,658)
Loan interest waived and reclassified to additional paid-in capital	1,291,452	36,022	26,367
Leases modification	5,254	28,549	20,897

The accompanying notes are an integral part of these consolidated financial statements.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

SunHo BioTech Group Ltd is a holding company incorporated as an exempted company limited by shares in Cayman Island on March 21, 2025 with authorized share capital of US$50,000 divided into 100,000,000 ordinary shares of par value US$ 0.0005 each share. The Company is a parent holding company with no operations.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”), primarily engages in providing products and services related to biotechnology, specializing in advanced waste-to-fertilizer technology and the research and development of enzymes, Groshield, and organic bug buster solutions.

The consolidated financial statements of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Biomax Holding Pte Ltd (“BHPL”)	December 23, 2010	Singapore	100%	Other Holding Company
Biomax Green Pte Ltd (“BGPL”)	April 13, 2011	Singapore	100%	Wholesale of agricultural machinery, equipment and supplies
Dawnsion Universal Pte Ltd (“DUPL”)	January 8, 2020	Singapore	100%	Wholesale of agricultural machinery, equipment and supplies
Blu Bio (M) Sdn Bhd (“BBSB”)	June 6, 2018	Malaysia	100%	Provision of research and development of Enzymes, Groshield and organic bug buster
Greenwaze Ecology Sdn Bhd FKA EM Ecology Sdn Bhd (“GESB”)	January 11, 2019	Malaysia	100%	Sell organic fertilizer from plant and poultry waste

The Company is expected to complete an internal reorganization prior to its listing on NYSE American, which will involve the subscription by the shareholder of SunHo BioTech Group Ltd of shares in the Company in consideration of the transfer of his equity interest in Biomax Holding Pte Ltd to the Company. Upon completion of the aforementioned, the Company will become the ultimate holding company of the Singapore and Malaysia operating subsidiaries.

The consolidated financial statements are prepared based on the basis that the reorganization has been accounted for as a business combination among entities under common control since the same controlling shareholders controlled all these entities before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The consolidated financial statements include the accounts of entities acquired from parties under common control, accounted for in accordance with ASC 805-50. As such, the assets and liabilities of the acquired entities are included at their historical carrying amounts, and the financial statements have been retrospectively adjusted to include the accounts and operations of the combined entities for all periods presented during which the entities were under common control. No goodwill has been recognized as a result of the transaction, and any difference between the consideration transferred and the carrying amounts of net assets received was recorded within equity.

Risks and uncertainties

The main operations of the Group are in Singapore and Malaysia. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore and Malaysia, as well as by the general state of the economy in Singapore and Malaysia. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore and Malaysia. The Group believes that it is following existing laws and regulations including its nature of business disclosed in Note 1, such experience may not be indicative of future results.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates estimates, including but not limited to, those provision and impairment of goodwill, allowance for current expected credit loss for accounts receivable, impairment assessment of long-lived assets, fair value of financial instrument, deferred taxes valuation allowance and incremental borrowing rate of operating leases. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Group’s assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and assumptions are used as the basis for making estimates. Actual results may differ from these estimates.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Foreign currency translation

The accompanying consolidated financial statements are presented in the Singapore Dollars (“S$”), which is the reporting currency of the Group. The functional currency of the Company is Singapore Dollars (“S$”), its other subsidiaries which are incorporated in Malaysia are in Malaysian Ringgit (“MYR”), which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Group, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the reporting currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency translation are recorded in the consolidated statements of operations and comprehensive loss during the year in which they occur.

The following table outlines the currency exchange rates that were used in the consolidated financial statements in this report:

	December 31, 2023	December 31, 2024
Year-end spot rate	MYR1 = S$0.2875	MYR1 = S$0.3057
Average rate	MYR1 = S$0.2955	MYR1 = S$0.2924

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from S$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = S$1.3662 as published in H.10 statistical releases of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

The Group considers cash equivalents to be short-term, that are readily convertible to cash and have a maturity of three months or less at the time of purchase. Cash and cash equivalents consist of cash on hand, demand deposit placed with financial institutions, which is unrestricted as to withdrawal and use. Management believes that the banks and other financial institutions are of high credit quality and continually monitors the credit worthiness of these banks and financial institutions.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Accounts receivables, net

Accounts receivable includes trade accounts due from customers. Management reviews the adequacy of the allowance for credit loss on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance for credit loss when it is considered necessary. Allowance credit loss is written off after all means of collection have been exhausted and the potential for recovery is considered remote. Management continues to evaluate the reasonableness of the allowance for credit loss policy and update, if necessary. The Group’s allowance for credit loss for the year ended December 31, 2023 and 2024 was S$53,581 and S$53,064 respectively. This included allowance for credit loss written off during the financial year ended December 31, 2024 for S$53,581.

Other receivables

Other receivables primarily consist of prepaid expenses for insurance and refundable deposits for leases. These amounts bear no interest. Management reviews its prepayments and refundable deposits placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2023 and 2024 , no allowance was deemed necessary. Management believes that these counterparties are of high credit quality and continually monitors the credit worthiness of these counterparties.

Inventories, net

Inventories are stated at the lower of cost and net realizable value. Costs comprise direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using first in first out method (“FIFO”) .. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Where necessary, allowance is provided for damaged, obsolete and slow-moving items to adjust the carrying value of inventories to the lower of costs and net realizable value. The Group’s allowance for inventory obsolescence for the year ended December 31, 2023 and 2024 was S$28,897 and S$17,712 respectively. This included allowance for inventory obsolescence written off during the financial year ended December 31, 2023 and 2024 for S$5,544 and S$35,241 respectively.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation, and impairment loss, if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful life
Computer equipment and software	3 years
Furniture and fitting	3 years
Laboratory equipment	3 years
Machinery and equipment	2 to 18 years
Office equipment	4 years
Renovation	3 years

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Property and equipment, net (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets - intellectual property, net

A purchased intellectual property is recognized as an intangible asset when it meets the following criteria set out in the relevant accounting standards. These included:

●	The asset is identifiable

●	The entity has control over the asset

●	It is generate probable future economic benefits

●	The cost of the asset can be measured reliably

Intellectual property are measured initially at purchase cost and are amortized on a straight-line basis over their useful life of 20 years, depending on their nature and legal protections.

Useful life
Patent	20 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Intangible assets – Goodwill, net

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Intangible assets – Goodwill, net (cont.)

Intangible assets acquired in a business combination are identified and recognized separately from goodwill. The cost of such intangible assets is their fair value at the acquisition date. Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses.

Impairment for long-lived assets

The Group’s long-lived assets with finite lives, including property, plant and equipment, net. intangible asset and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023 and 2024 no impairment of long-lived assets was recognized.

Contract liabilities

Contract liabilities represent the Group’s obligation to transfer goods or services to customers for which consideration has been received in advance of the transfer of control. These liabilities arise primarily from advance payments received for the sale of machinery, fertilizer, and exclusive distributor fees billed upfront.

Revenue is recognized as and when the Group satisfies its performance obligations under the terms of the contract, which occurs either at a point in time (e.g., upon delivery of goods) or over time (e.g., distributor agreements).

The Group evaluates each customer contract in accordance with ASC 606, Revenue from Contracts with Customers, to determine the appropriate timing and amount of revenue to recognize.

As of December 31, 2023 and 2024, the Group reported contract liabilities of S2,600,606 and S$109,308, respectively. These amounts will be recognized as revenue when the associated performance obligations are fulfilled, which is generally expected within the next 12 months unless otherwise specified in the contract terms.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, net, other receivables, financial instrument, operating lease liabilities , accounts payable, other payables, amount due from shareholders, amount due from related party and amount due to directors are financial assets and liabilities and are subject to fair value measurement. The Group’s financial assets and liabilities are short-term in nature, therefore, management believes their carrying value approximate their fair value.

Leases

The Group determines if an arrangement is a leases at inception. A leases is classified at the inception date as either a finance leases or an operating leases. As the lessee, operating leases are included in operating leases right-of-use (“ROU”) assets, current operating leases liabilities and non-current operating leases liabilities, in the Group’s consolidated balance sheets. ROU assets represent the Group’s right to use an underlying asset for the leases term and leases liabilities represent the Group’s obligation to make leases payments arising from the leases. Operating leases ROU assets and liabilities are recognized at commencement date based on the present value of leases payments over the leases term. When determining the leases term, the Group includes options to extend or terminate the leases when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group used an incremental borrowing rate based on the information available at commencement date in determining the present value of leases payments.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Leases (cont.)

The Group has elected to adopt the following leases policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have leases terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (ii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a leases, (b) the leases classification applied to existing leases, and (c) initial direct costs.

The Group had an operating leases for offices and warehouse, and finance leases for motor vehicles. Operating leases including an option to renew which is at the Group’s sole discretion. The renewal to extend the leases term is included in the Group’s ROU assets and operating leases liabilities as they are reasonably certain of exercise. The Group regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Group will include the renewal period in its leases term. New leases modifications result in re-measurement of the ROU assets and operating leases liabilities. The Group’s leases agreement does not contain any material residual value guarantees or material restrictive covenants.

The operating leases and finance leases are included in right-of-use assets, net, leases liabilities, current and leases liabilities, non-current on the consolidated balance sheets.

The Group has elected to not recognize right-of-use assets and leases liabilities for short-term leases that have a leases term of 12 months or less. Leases payments associated with these leases are expensed as incurred.

Borrowings

Bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the Group’s accounting policy for borrowing costs. A gain or loss is recognised in profit or loss when the liability is derecognised and through the amortisation process.

Revenue recognition

The Group adopted Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, on April 1, 2021, using the modified retrospective approach. The adoption of ASC 606 did not result in a material impact on the Group’s consolidated financial statements, and no cumulative effect adjustments were recorded as of the adoption date.

The Group recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Group expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Group performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the Group will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the client.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Sale of Machinery

Revenue from the sale of machinery is recognized at a point in time, when control is transferred to the customer. This generally occurs upon delivery and installation of the machinery, at which point the customer has the ability to direct the use of and obtain substantially all the benefits from the asset.

Sale of fertilizer

Revenue from the sale of fertilizer, which is a by-product required to maintain the machinery’s performance, is recognized at a point in time when the customer obtains control, typically upon delivery or customer receipt.

Revenue from Exclusive Distributor Fees

Revenue from exclusive distributor agreements is recognized over time, on a straight-line basis, over the contractual term, which is typically one year. These fees are billed at the beginning of the contract period and represent the granting of a time-based right to exclusivity in defined territories. The Group recognized revenue for exclusive distributor fees, billed at the start of the agreement, and recognizes it on a straight-line basis over the contract term, typically one year.

Employee benefit

Defined contribution plan

The Group participates in the national pension schemes as defined by the laws of Singapore’s and Malaysia’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed. Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund and Malaysia Employees’ Provident Fund, are dealt with as payments to defined contribution plans where Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

Government grants

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Group. The government evaluates the Group’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants, which are non-covid related grants, are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”.

Deferred costs

Pursuant to ASC 340-40, deferred costs directly attributable to the sale of machinery and related services are deferred and would be amortized over the machinery’s expected lifespan or the related service contract term. These costs include prepaid machinery costs and related services.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. As of December 31, 2024, the Company has not concluded its IPO hence incurred professional fees are recorded as deferred offering costs. As of December 31, 2024, the accumulated deferred offering cost was S$66,961.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023 and 2024, diluted EPS equals basic EPS as there are no dilutive securities outstanding..

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Group’s business segments. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting.

Taxation

The income tax expense represents the sum of current and deferred income tax expense.

Current tax

The Group is in a loss position for the financial year ended December 31, 2023 and 2024, no current income tax expense or liability is recognized. Any tax benefits arising from net operating loss carry forwards are considered for deferred tax asset recognition.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

 Taxation (cont.)

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

In accordance with the provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” the Group recognizes and measures tax positions taken (or expected to be taken) in a tax return based on a more-likely-than-not threshold. This guidance also provides for the recognition of income tax assets and liabilities, the classification of current and deferred income tax assets and liabilities, and the accounting for interest and penalties related to tax positions. Additionally, the company assesses the realizability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized. The valuation allowance is reviewed regularly and adjusted as necessary to reflect changes in circumstances that may affect the realizability of deferred tax assets.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended December 31, 2023 and 2024. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Current tax and deferred tax for the year

Current and deferred tax are recognized in profit or loss and other comprehensive income, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Goods and services tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Recently issued accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth Group and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. ASU 2019-05 is effective for the Group for annual and interim reporting periods beginning January 1, 2023 as the Group is qualified as an emerging growth Group. The Group has adopted this standard on January 1, 2023, the adoption did not have a material impact on its consolidated financial statements.

 In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Group has adopted of this standard on January 1, 2023, the adoption did not have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Group on January 1, 2023. The Group has adopted of this standard on January 1, 2023, the adoption did not have a material impact on its consolidated financial statements.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Recently issued accounting pronouncements (cont.)

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Note 3 — GOING CONCERN CONSIDERATION

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to operate in the normal course of business for the foreseeable future.

As of December 31, 2024, the Company incurred a net loss of S$2,770,705 and reported negative operating cash flows of S$2,871,260 for the year then ended. The Company also had an accumulated deficit of S$45,525,641 and held cash and cash equivalents of S$1,544,933. Based on the Company’s average cash burn rate, the available cash balance indicates a limited operating runway.

These conditions initially raised substantial doubt about the Company’s ability to continue as a going concern within twelve months from the date the financial statements are issued.

In response, management has developed and commenced the implementation of plans intended to improve liquidity and support ongoing operations. These plans include actions to increase revenue from sales contracts, improve gross margin through cost optimization, and secure additional funding from shareholders and financial institutions.

After considering these plans and the likelihood of their execution, management believes that it is probable the Company will be able to meet its obligations as they fall due over the next twelve months. Accordingly, while substantial doubt existed at the time of assessment, management’s plans have alleviated such doubt, and the consolidated financial statements have been prepared on a going concern basis.

No adjustments have been made to the carrying amounts or classification of assets and liabilities that may be necessary if the Company were unable to continue as a going concern.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Revenue

The following table presents the Group’s revenue disaggregated by product categories for the years ended December 31, 2023 and 2024:

	For Years Ended December 31,
	2023	2024	2024
	S$	S$	US$
Revenue recognized at a point in time:
Sales of machine	349,980	2,655,943	1,944,037
Sales of fertilizer	128,758	326,555	239,024
Other revenue*	4,802	19,420	14,215
Sub – Total	483,540	3,001,918	2,197,276

Revenue recognized over time:
Exclusive distributor fee	81,074	67,230	49,209
Total revenue	564,614	3,069,148	2,246,485

*	Other revenue consists of maintenance of machine and delivery charge, which recognized at point in time.

Note 5 — OTHER INCOME

	For the years ended December 31,
	2023	2024	2024
	S$	S$	US$
Gain on disposal of fixed assets	-	5,700	4,172
Government grants	50,498	70,827	51,842
Other income*	9,286	1,272,044	931,082
Total other income	59,784	1,348,571	987,096

*	Other income includes forfeited deposits from expired distributorship agreements, recognized when the terms of the agreement are no longer met.

Note 6 — INCOME TAX CREDIT / (EXPENSE)

Income tax

Cayman

The Company are domiciled in the Cayman Island. Its locality currently enjoys permanent income tax holidays; accordingly, the Company do not accrue for income taxes.

Singapore

BGPL and DUPL are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — INCOME TAX CREDIT / (EXPENSE) (cont.)

Malaysia

BBSB and GESB are operating in Malaysia and are subject to the Malaysia tax law at the corporate tax rate at 24% on the assessable income arising in Malaysia during its tax year.

The income tax provision consists of the following components:

	For the years ended December 31,
	2023	2024	2024
	S$	S$	US$
Deferred tax (credit)/expenses	(173,607)	192,366	140,804
Under provision in respect of previous financial years	42,780	21,899	16,029
	(130,827)	214,265	156,833

The following table reconciles Singapore statutory rates to the Group’s effective tax rate:

	For the years ended December 31,
	2023	2024	2024
	S$	S$	US$
Loss before tax	(5,089,234)	(2,770,705)	(2,028,037)

Tax calculated at statutory tax rate 17%	(865,170)	(471,020)	(344,767)
Reconciling items:
Non-deductible expenses	298,978	378,020	276,695
Non-taxable income	(1,146)	(1,378)	(1,009)
Deferred tax assets not recognised	91,172	93,647	68,546
Temporary differences not recognised	297,500	297,500	217,758
Under provision for deferred taxation in prior year	42,780	21,899	16,030
Effect of different tax rates in other countries	5,059	(27,314)	(19,993)
Utilisation of previously recognised deferred tax assets	-	(77,089)	(56,427)
Income tax (credit) / expenses recognised in profit or loss	(130,827)	214,265	156,833

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Computer equipment and software	36,691	39,256	28,734
Furniture and fitting	1,334	8,320	6,090
Laboratory equipment	12,739	13,007	9,521
Machinery and equipment	158,405	164,353	120,299
Office equipment	5,180	6,342	4,642
Renovation	113,162	138,660	101,493
Subtotal	327,511	369,938	270,779
Less: Accumulated depreciation	(297,044)	(270,373)	(197,902)
Property and equipment, net	30,467	99,565	72,877

No impairment loss was recognized during the years ended December 31, 2023 and 2024.

Depreciation expense for the years ended December 31, 2023 and 2024 was S$23,579 and S$43,829 respectively.

Note 8 — INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Patent	35,000,000	35,000,000	25,618,504
Goodwill	5,236	5,236	3,833
Less: impairment of goodwill	(5,236)	(5,236)	(3,833)
Subtotal	35,000,000	35,000,000	25,618,504
Less: Accumulated depreciation	(17,500,000)	(19,250,000)	(14,090,177)
Intangible asset, net	17,500,000	15,750,000	11,528,327

For the years ended December 31, 2023 and 2024, the Group recognized impairment of intangible assets of S$5,236 and nil, respectively.

On December 31, 2023, the Group identified a triggering event related to the discontinuation of the clothing business operations of a subsidiary. In accordance with ASC 350, Intangibles—Goodwill and Other, the Group performed an impairment assessment of the goodwill associated with the acquisition of the subsidiary. Based on the results of the assessment, the Group recognized a goodwill impairment loss of S$5,236, which is included in the consolidated statement of operations for the year.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — DEFERRED TAX ASSETS

The following are the major deferred tax assets recognized by the Group and movements thereon during the current and prior reporting period.

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Deferred tax assets recognised:
Excess of tax base over carrying amount of property and equipment	(81,128)	(53,207)	(38,945)
Leases liabilities	121,621	112,050	82,016
Provision for warranty	6,239	21,375	15,646
Unabsorbed tax losses	1,986,186	2,004,700	1,467,354
Unutilised capital allowance	143,050	25,774	18,865
Unabsorbed donations	9,010	-	-
Less: Valuation allowances	(254,378)	(394,357)	(288,652)
	1,930,600	1,716,335	1,256,284

The use of these tax losses and capital allowances is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the jurisdiction in which the entity operates. These tax losses have no expiry date except tax losses approximating to S$1,026,101 and $1,535,762 as of December 31, 2023 and 2024, respectively. The tax losses of $1,535,762 as of December 31, 2024 will expire from 2029 to 2034.

Note 10 — LEASES

The Group determines if a contract contains a lease at inception in accordance with US GAAP, which requires leases to be classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date, with the leases term including the non-cancellable period during which the Group has the right to use the underlying asset, along with any renewal options if the exercise of such options is reasonably certain and failure to exercise them results in an economic penalty. The Group has office premises, warehouse, factory, residential properties operating lease agreements and motor vehicles finance lease agreement with leases terms of 2 years for the office, 3 years for the warehouse, 2 years for the factory, 2 years for the residential properties and 9 years for motor vehicles, respectively. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets or leases liabilities were recorded for leases with a leases term of one year or less.

As of December 31, 2023 and 2024, the Group had the following non-cancellable leases contracts:

Description of leases	Leases term
Office premises	2 years
Warehouse	2 years
Motor Vehicles	9 years
Factory	3 years
Residential Properties	2 years

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LEASES (cont.)

a) Amounts recognized in the consolidated balance sheet:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Right-of-use assets	1,490,878	1,111,032	813,228
Lease liabilities
Current	470,632	452,051	330,882
Non-current	1,006,989	634,059	464,104

(b) A summary of leases cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Leases expenses	372,070	404,960	322,160

The Group has entered into three non-cancellable operating lease agreements for office premises, a warehouse, and a factory. In accordance with ASC 842, the Group assesses at contract inception whether an arrangement is, or contains, a lease. Leases are recognized in the financial statements upon lease commencement, which is defined as the date the underlying asset is made available for use by the Group.

The operating leases for the office premises does not include an option to extend the lease term. The warehouse and factory leases include extension options of 24 months and 3 years, respectively.

The motor vehicles are subject to finance leases arising from hire purchase arrangements, with lease terms ranging from 7 to 9 years.

Future operating lease payments, excluding short-term leases, as of December 31, 2024, are detailed as follows:

Operating leases	S$	US$
2025	502,999	368,176
2026	294,665	215,682
2027	98,374	72,006
2028	89,857	65,771
2029	89,857	65,771
2030	89,857	65,771
2031	49,779	36,435
Total future lease payment	1,215,388	889,612
Less: Imputed interest	(129,278)	(94,626)
Present value of lease liabilities	1,086,110	794,986
Less: Current portion	(452,051)	(330,882)
Long-term portion of lease liabilities	634,059	464,104

The Group’s total lease liabilities will be settled over the term of the leases, with the most significant liabilities related to the motor vehicle leases due to their longer term.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LEASES (cont.)

The following table shows the weighted-average lease terms and discount rates for leases:

	As of December 31,
	2023	2024
Weighted average remaining lease term (Years)
Operating leases	3	2
Finance leases	8	7

Weighted average discount rate (%)
Operating leases	5.78%	5.80%
Finance lease	6.14%	5.47%

Note 11 — INVENTORIES, NET

The following table shows the inventories balances of the Group are stated at net realisable value during the fiscal years ended December 31, 2023 and 2024:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Machinery	33,287	27,744	20,307
Raw materials	99,693	97,704	71,515
Fertilizer	3,099	12,202	8,931
Sub-total of inventories	136,079	137,650	100,753
Less:
Allowance for inventory obsolescence at the beginning of the year	-	(28,897)	(21,151)
Provision of inventory obsolescence for the year	(34,441)	(24,056)	(17,608)
Obsolescence inventory written off	5,544	35,241	25,795
Allowance for inventory obsolescence at end of the year	(28,897)	(17,712)	(12,964)

	107,182	119,938	87,789

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — ACCOUNTS AND OTHER RECEIVABLE

Accounts and other receivable consist of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Accounts receivable – third parties	123,685	972,492	711,823
Less: Provision of expected credit loss	(53,851)	(53,064)	(38,841)
Subtotal for accounts receivable	69,834	919,428	672,982

Other debtors	21,701	144,737	105,941
Deferred cost	78,850	-	-
Vendor deposits paid	224,087	142,432	104,254
Staff advance	288	306	224
Prepayments	9,476	19,274	14,108
Subtotal for other receivables	334,402	306,749	224,527
Total accounts and other receivable	404,236	1,226,177	897,509

Provision of expected credit loss

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Provision of expected credit loss at the beginning of the year	-	(53,851)	(39,417)
Provision for current expected credit loss	(53,851)	(53,604)	(38,841)
Write off for expected credit loss	-	53,851	39,417
Provision of expected credit loss at the end of the year	(53,851)	(53,064)	(38,841)

Accounts receivable are unsecured and non-interest bearing, and are generally subject to credit terms of 30 days (2023: 30 days). An exception is an amount of S$542,012 as of December 31, 2024, which bears interest at a rate of 5% per annum. Accounts receivable are initially recognized at their original invoice amounts, which represent their fair value at the time of initial recognition.

The deferred costs directly attributable to the sale of machinery and related services were recognized as part of revenue during the financial year ended December 31, 2024.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — DEFERRED OFERRING COST

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Deferred Offering Cost	-	66,961	49,013
	-	66,961	49,013

Deferring offering cost are directly attributable to the offering of equity securities and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

Note 14 — CONTRACT LIABILITIES

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Customer deposit received	2,600,006	109,308	80,009

Contract liabilities relate to the Group’s obligation to deliver services promised to customers for which the Group has received advances from customers. Contract liabilities are recognised as revenue at point in time upon the delivery of the machine.

The following table shows the changes in contract liabilities balances during the fiscal years ended December 31, 2023 and 2024:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Contract liabilities at the beginning of the year	1,922,873	2,600,006	1,903,098
Increases due to advances received, excluding amounts recognised as revenue during the financial year	958,168	100,441	73,497
Revenue recognition	(281,035)	(1,371,744)	(1,896,586)
Recognised to other income	-	(1,219,395)	-
Contract liabilities at end of the year	2,600,006	109,308	80,009

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — ACCOUNT AND OTHER PAYABLES

The components of account and other payables are as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Account and other payables
Accounts payables – third parties	279,083	339,807	248,724
Subtotal for accounts payables	279,083	339,807	248,724

Other creditors	245,473	299,699	219,367
CPF payable	15,283	12,430	9,098
Accruals	168,582	152,789	111,835
Rental payable	10,841	11,526	8,437
Subtotal for other payables	440,179	476,444	348,737

Total account and other payables	719,262	816,251	597,461

Accounts payables are unsecured, non-interest bearing and are generally on 30 days’ credit terms (2023: 30 days). They are recognized at their original amounts which represent their fair value on initial recognition.

Note 16 — PROVISION

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Provision for reinstatement cost	36,700	110,100	80,588
Provision for warranty	38,979	130,220	95,316
	75,679	240,320	175,904

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — PROVISION (cont.)

The following table shows the changes in provisions balances during the fiscal years ended December 31, 2023 and 2024:

	As of December 31,
	Provision for reinstatement	Provision for warranty	Total
	S$	S$	S$
Provision at the beginning of the year 2023	-	4,486	4,486
Provision during the year	36,700	34,493	71,193
Provision at end of the year 2023	36,700	38,979	75,679
Provision during the year	73,400	91,241	164,641
Provision at end of the year 2024	110,100	130,220	240,320

The provision for reinstatement represents the estimated cost to restore the Singapore office premises to their original condition upon the expiration of the lease term, in accordance with the lease agreement.

The provision for warranty represents the estimated costs of fulfilling the Group’s obligations under assurance-type warranties provided on machinery sold. These warranties cover repair or replacement of defective products. Management believes that historical claim rates provide a reasonable basis for estimating future warranty costs.

Note 17 — BORROWINGS

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Secured loan:
Bank loan	204,896	2,855,686	2,090,241
Unsecured loan:
Loan from third parties	5,790,727	1,286,579	941,721
	5,995,623	4,142,265	3,031,962

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — BORROWINGS (cont.)

	As of December 31,
	2023		2024		2024
	S$		S$		US$
Non-current
Secured loan:
Bank loan	155,698		2,807,344	(d)	2,054,857
Unsecured loan:
Loan from third parties	580,742	(b)	183,416	(c)	134,253
	736,440		2,990,760		2,189,110
Current
Secured loan:
Bank loan	49,198		48,342	(d)	35,384
Unsecured loan:
Loan from third parties	3,509,985	(b)	1,103,163	(c)	807,468
	5,259,183		1,151,505		842,852

	5,995,623		4,142,265		3,031,962

(a)	The loan from third parties are non-trade in nature and unsecured.

(b)	As of December 31, 2023, the Group has outstanding non-convertible loan agreements with third-parties lenders totalling S$5,790,727. The loans comprise both interest-bearing and non-interest-bearing components:

●	Non-interest-bearing loans: S$670,000 of the total balance is non-interest-bearing, repayable at maturity. No interest has been accrued during the financial year ended December 31, 2023 and 2024.

●	Interest-bearing loans: The remaining balance of S$3,420,727 bears annual interest rates ranging from 4.75% to 5.1%. Interest is charged on the outstanding principal and is paid periodically. The interest charges have been accrued in accordance with the applicable interest rates.

(c)	As of the reporting date, the Group has one outstanding convertible loan agreement with a third party. The loan is unsecured, non-trade in nature, bears interest at 5% per annum, and amounts to $250,000.

During the financial year, the Group entered into a non-secure loan agreement with new third-party lenders totalling S$157,833. The loan bears interest rates ranging from 30% to 51% per annum, and is repayable in full at maturity.

(d)	On December 26, 2024, the Group entered into a 5-year loan agreement with ANEXT Bank amounting to S$2,700,000, bearing interest of 6% per annum. The loan requires a lump sum payment of the principal amount at the end of the maturity period. The loan is secured by two properties owned by a shareholder of the Group.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — SHARE CAPITAL

Ordinary shares

The Company was incorporated under the laws of Cayman Island on March, 21 2025. The authorized number of ordinary shares was 100,000,000 shares, par value of US$0.0005 per share. On March, 21 2025, the Company issued 1 ordinary share with a par value of US$0.0005 each.

Note 19 — OTHER RESERVES

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Capital reserve	35,000,000	35,000,000	25,618,504
Foreign currency translation reserve	401,262	230,669	168,840
	35,401,262	35,230,669	25,787,344

CAPITAL RESERVE

Capital reserve relates to effects of changes in ownership of the intangible assets.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — OTHER RESERVES (cont.)

CURRENCY TRANSLATION RESERVE

The currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Balance at beginning of financial year	326,836	401,262	293,707
Currency translation	74,426	(170,593)	(124,867)
Balance at end of financial year	401,262	230,669	168,840

Note 20 — Related party balances and transactions

A related party is defined as follows:

(i) A person or a close member of that person’s family is related to the Group and Company if that person:

(i) Has control or joint control over the Company;

(ii) Has significant influence over the Company; or

(iii) Is a member of the key management personnel of the Group or Company or of a parent of the Company.

(ii) An entity is related to the Group and the Company if any of the following conditions applies:

(i) The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Related party balances and transactions (cont.)

The effect of the Group’s and Company’s transactions and arrangements with related parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Zelene Goh Zi Ling (Wu ZiLing) (“Ms”)	Director
Sim Eng Tong (“Mr “)	Director and shareholder of the Company
Tan Han Hoe (“Mr”)	Director
SCP Holdings Pte Ltd	Related party – Wholly owned by Mr Sim Eng Tong
25 Organic Pte Ltd	Related party – Controlled by Mr Sim Eng Tong’s sibling
Chua Soo Liang (“Mr”)	Related party – Shareholder of Biomax Holding Pte Ltd
Tan Eng Hua (“Mr”)	Related party – Shareholder of Biomax Holding Pte Ltd
Sim Swee Sin, Karen (“Ms”)*	Related party – Daughter to Mr Sim Eng Tong
Karen Lee (“Ms”)	Related party – Shareholder of Biomax Holding Pte Ltd

*	Ms. Swee Sin Sim, Karen also serves as the Chief Operating Officer of our operating subsidiary, Biomax Green Pte. Ltd., and her employment benefits are included in the disclosures under the Key Management Personnel Compensation.

a. Related party balances

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Non-current
Amount due to related parties	(7,544,582)	(1,420,794)	(1,039,960)
Amount due from shareholder	2,044,202	2,228,180	1,630,933

Current
Amount due from/(to) related parties	13,108	(151,000)	(110,526)
Amount due to directors	(3,237,898)	(1,547,760)	(1,132,894)
Amount due to shareholder	(1,700,000)	-	-

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Related party balances and transactions (cont.)

		As of December 31,
Nature	Name	2023	2024	2024
		S$	S$	US$
Amount due to director	Sim Eng Tong (“Mr “)	(1,620,604)	(1,527,760)	(1,118,254)
Amount due to director	Tan Han Hoe (“Mr”)	-	(10,000)	(7,320)
Amount due to director	Zelene Goh Zi Ling (Wu ZiLing) (“Ms”)	-	(10,000)	(7,320)
Amount due to director	Puah Chum Mok (“Mr”)	(1,617,294)	-	-
Total amount due to directors		(3,237,898)	(1,547,760)	(1,132,894)

Amount due to related party	25 Organic Pte Ltd	-	(21,000)	(15,371)
Amount due to related party	Karen Lee (“Ms”)	(80,000)	(120,000)	(87,835)
Amount due to related party	Tan Eng Hua (“Mr”)	-	(10,000)	(7,320)
Amount due to related party	SCP Holdings Pte Ltd	(7,544,582)	(1,420,794)	(1,039,960)
Total amount due to related parties		(7,624,582)	(1,571,794)	(1,150,486)

Amount due from related party	Bio Organic Technology Sdn Bhd	13,108	-	-

Amount due from shareholder*	Chua Soo Liang (“Mr”)	2,044,202	2,228,180	1,630,933
Amount due to shareholder	Chua Soo Liang (“Mr”)	(1,700,000)	-	-

The transactions were conducted on an arm’s length basis. Amounts due from related parties are unsecured, repayable on demand, and classified as current assets. Amounts due to related parties are unsecured, bear interest ranging from 0% to 6.25%, and are classified as current liabilities.

The amount due from shareholder bore interest at 9% per annum for the financial year ended December 31, 2023. The interest rate was revised to 6% per annum for the financial year ending December 31, 2024, calculated on the principal amount outstanding. The amount due to shareholder was non-interest bearing and secured by properties pledged by the shareholder as at the financial year ended December 31, 2023.

*	On December 19, 2023, the Group entered into financing arrangements involving third-party lenders, whereby real estate property personally owned by Mr. Chua Soo Liang, a shareholder, was used as mortgage collateral.

●	A S$2.55 million loan was obtained from Oxprop Capital Pte. Ltd. by Biomax Holdings Pte. Ltd..

●	The loan was secured by Mr. Chua’s property, despite Biomax not being the legal owner.

●	Of the total loan proceeds:

●	Approximately S$448,290 was used to refinance Mr. Chua’s personal mortgage

●	Approximately S$2.1 million was disbursed to third-party entities to settle Mr. Chua’s personal obligations

These payments were recorded as amounts due from Mr. Chua Soo Liang, and are presented under amount due from shareholders on the statement of financial position.

On June 25, 2024, a second loan facility was obtained by Biomax Green Pte. Ltd., a wholly owned subsidiary, from ANEXT Bank. The new facility was:

●	Also secured by the same property owned by Mr. Chua

●	Used to repay the earlier Oxprop facility

While these loans were contractually entered into by Group entities, management determined that the primary economic beneficiary of the facilities was Mr. Chua Soo Liang. Accordingly, these transactions are disclosed as related party financing arrangements.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Related party balances and transactions (cont.)

b. Related party transactions

		For the years ended December 31,
Nature	Related parties	2023	2024	2024
		S$	S$	US$
Payment on behalf of Biomax Holding Pte Ltd	SCP Holdings Pte Ltd	139,186	5,088	3,724
Advances to Biomax Holding Pte Ltd	SCP Holdings Pte Ltd	567,949	260,700	190,821
Novation of loan liabilities from/(to) Biomax Holding Pte Ltd	SCP Holdings Pte Ltd	(2,268,169)	1,930,000	1,412,677
Payment on behalf by Biomax Holding Pte Ltd	SCP Holdings Pte Ltd	(1,284)	-	-
Advances from Biomax Holding Pte Ltd	SCP Holdings Pte Ltd	(312,500)	-	-
Capitalisation of loan to Biomax Holding Pte Ltd’s shares	SCP Holdings Pte Ltd	-	5,000,000	3,659,786
Capitalisation of loan to Biomax Holding Pte Ltd’s shares	Chua Soo Liang	1,620,802	2,655,000	1,943,347
Loan Interest from Biomax Holding Pte Ltd	Chua Soo Liang	-	(130,000)	(95,154)
Novation of loan liabilities to Biomax Holding Pte ltd	Chua Soo Liang	(1,420,820)	(955,000)	(699,019)
Loan repayment on behalf of Biomax Holding Pte Ltd	Chua Soo Liang	1,900,000	313,978	229,818
Advances from Biomax Holding Pte Ltd*	Chua Soo Liang	(2,044,002)	-	-
Sales of assets to Biomax Green Pte Ltd	25 Organic Pte Ltd	-	45,000	32,938

Significant Judgments and Risk Disclosures

*	Management considered the substance over legal form of the financing arrangements. Although the loans were contractually made to the Company and its subsidiary, the entire collateral and disbursement structure suggests that Mr. Chua Soo Liang was the primary beneficiary. As such:

●	All amounts disbursed on behalf of Mr. Chua have been recorded as related party receivables

●	Management is assessing recoverability and legal enforceability

●	No formal repayment terms have been established as of reporting date

If the amounts are deemed non-recoverable or represent de facto distributions, appropriate reclassifications and impairments may be necessary in future periods.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Related party balances and transactions (cont.)

c. Key management personnel compensation

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Short-term employee benefits*	857,762	1,144,357	837,620
Employer’s contribution to defined contribution plans	38,120	39,381	28,825
	895,882	1,183,738	866,445

*	Included remuneration, bonuses, welfare and benefits.

Key management personnel are those person having the authority and responsibility for planning, directing and controlling the activities of the Group.

Note 21 — CONCENTRATION AND RISKS

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For Years Ended December 31,
	2023	2024
Percentage of Group’s revenue
Customer A (1)	-	41%
Customer B (2)	-	34%
Customer C (3)	57%	-

The Group is dependent on a limited number of major customers for a significant portion of its revenue. Revenue generated from the Group’s top 2 customers accounted for approximately 57% of total revenue for the year ended December 31, 2023 and 75% for December 31, 2024. The loss of any of these key customers, or significant reduction in their sales, could have a materials adverse effect on the Group’s operations, financial position, and future performance.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	For Years Ended December 31,
	2023	2024
Percentage of Group’s accounts receivable
Customer A (1)	-	55%
Customer B (2)	-	36%
Customer D (4)	22%	-

(1)	Customer A is an Australian organic waste solutions provider.

(2)	Customer B is a company specializing in urban farming and horticultural solution based in Singapore.

(3)	Customer C is a Singapore nonprofit organization.

(4)	Customer D is a dairy farm in Singapore.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — CONCENTRATION AND RISKS (cont.)

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group ensures that it has sufficient cash and bank balances, and liquid assets to meet its expected operational expenses, including servicing for financial obligations.

Foreign Currency Risk

The Group is exposed to changes in foreign currency exchange rates due to transactions denominated in currencies other than its functional currency.

The Group also has foreign currency exposure due to net monetary assets denominated in currencies other than the S$. In addition to net monetary remeasurement, we have exposures related to the translation of subsidiary financial statements from their functional currency, the local currency, into its reporting currency, the S$, most notably in Singapore. Based on our foreign currency exposure as of December 31, 2023 and 2024, a 10.0% fluctuation does not have a significant impact the financial position, results of operations or cash flows.

Note 22 — COMMITMENTS AND CONTINGENCIES

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, the Group will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

As of December 31, 2023 and 2024, the Group is aware of historical legal matters involving I Concept Global Growth Fund and Liw Chai Yuk, both of which relate to loan agreements and statutory demands issued in 2023:

A statutory demand was issued by I Concept Global Growth Fund against the Group for a sum of S$300,000, pursuant to a loan agreement dated July 28, 2021.

A statutory demand was issued by Liw Chai Yuk against a director of a subsidiary of the Group for a sum of S$47,725.10, under a separate loan agreement dated January 7, 2022.

Applications were filed to set aside both statutory demands, but were dismissed by the High Court in August 2023. These decisions were upheld by the Court of Appeal in May 2024. As of the date of these financial statements, neither I Concept Global Growth Fund nor Liw Chai Yuk has taken further enforcement actions or commenced additional legal proceedings.

Based on management’s assessment and legal advice received, the likelihood of an adverse financial outcome to the Group is considered remote. Accordingly, no provision has been recognized in the consolidated financial statements as of December 31, 2023 and 2024.

SUNHO BIOTECH GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — SUBSEQUENT EVENT

The Group evaluated all events and transactions that from December 31, 2024 up through the date of this report which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements except below:

On March 21, 2025, the Company incorporated Sunho Biotech Group Ltd. under the laws of Cayman Islands, British Overseas Territory.

As of the date of these financial statements, the reorganization of the Group’s legal structure had not yet occurred.

[__________]

Class A Ordinary Shares

PROSPECTUS

[   ], 2025

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Through and including             , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against wilful default, fraud or the consequences of committing a crime. Our articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant from and against all actions, costs, charges, losses, damages and expenses which they or any of them, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trust unless such actions, costs, charges, losses, damages and expenses arise from wilful default, wilful neglect or fraud which may attach to such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding Ordinary Shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

Purchaser	Date of Issuance	Number and Type of Shares	Consideration		Underwriting Discount and Commission
[Sim Eng Tong]	[ ]	[1 ordinary share]	US$	[0.0005]	N/A
N/A
N/A
N/A
N/A

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits.

(a) Exhibits.

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Company
4.1*	Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Harney Westwood & Riegels Singapore LLP as to the validity of the Ordinary Shares
5.2*	Opinion of Chancery Law Corporation, as to certain Singapore Legal Matters
10.1*	Form of Employment Agreement, by and between the registrant and its Executive Officer
10.2*	Form of Independent Director Agreement by and between the registrant and its Independent Director
10.3*	Consultancy Agreement dated December 13, 2023 between Dr. Puah Chum Mok and Biomax Green Pte Ltd
10.4*	Exclusive Distributorship Agreement dated February 18, 2025 for distribution within the United States
10.5*	Exclusive Distributorship Agreement dated February 18, 2025 for distribution within New Zealand
10.6*	Exclusive Distributorship Agreement dated September 28, 2023 for distribution within Australia
10.7*	SunHo BioTech Group Ltd 2025 Share Incentive Plan
10.8*	Tenancy Agreement entered into by Blu Bio (M) Sdn Bhd in relation to the lease of offices in Malaysia
14.1*	Code of Business Conduct and Ethics
21.1*	List of Subsidiaries
23.1*	Consent of Assentsure PAC
23.2*	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1)
23.3*	Consent of Chancery Law Corporation (included in Exhibit 5.2)
23.4*	Consent of Loeb & Loeb LLP (included in Exhibit 5.3)
24.1*	Power of Attorney (included on signature page to the registration statement)
99.1*	Charter of the Audit Committee
99.2*	Charter of the Compensation Committee
99.3*	Charter of the Nominating and Corporate Governance Committee
99.4*	Consent of [*], Independent Director Nominee
99.5*	Consent of [*], Independent Director Nominee
99.6*	Consent of [*], Independent Director Nominee
99.7*	Insider Trading Policy
99.8*	Executive Compensation Recovery Policy
107*	Calculation of Registration Fee

*	To be filed by amendment.

(b) Financial Statement Schedules

None.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)	to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(b)	insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(c)	for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(d)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on [*], 2025.

SunHo BioTech Group Ltd

By:
Name:	Eng Tong Sim
Title:	Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [*] his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer and Director	[*], 2025
Eng Tong Sim	(Principal executive officer)

	Director, Deputy Chief Executive Officer, and Chief Financial Officer	[*], 2025
(Principal financial and accounting officer)

Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of SunHo BioTech Group Ltd, has signed this registration statement in New York, on [*], 2025.

Authorized U.S. Representative [Cogency Global Inc.]

By:
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.

II-4